Form 20-F
period 1998-06-30
I S G TECHNOLOGIES INC
filed 1999-01-14
CIK 883261

Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (FEE REQUIRED)


For the fiscal year ended            June 30, 1998
                          --------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from ______________ to ________________

Commission file number               0-19865
                       -----------------------------------

                            I.S.G. Technologies Inc.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Ontario, Canada
             ------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             6509 Airport Road, Mississauga, Ontario, Canada L4V 1S7
             ------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class                    Name of each exchange on which registered
-------------------                    -----------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

------------------------------------------------------
(Title of Class)

------------------------------------------------------
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                  Common Shares
             ------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

12,605,437 Common Shares, without par value
-------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X   No
    ---     ---

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X  Item 18
        ---         ---

ITEM 1.    DESCRIPTION OF THE BUSINESS .......................................................................... 4
1.1        The Company .......................................................................................... 4
1.2        Overview of the Business of the Company............................................................... 5
1.3        Principal Products and Services....................................................................... 6
           1.3.1  Diagnostic Imaging Products and Services....................................................... 6
           1.3.2. Picture Archiving and Communication Systems (PACS) Products.................................... 6
           1.3.3. Image-Guided Therapy Products.................................................................. 7
           1.3.4. Custom Engineering   .......................................................................... 7
           1.3.5. Services....................................................................................... 7
1.4        Revenue Distribution.................................................................................. 8
1.5        Research and Development.............................................................................. 8
1.6        Risk Factors.......................................................................................... 9
           1.6.1. Technological Change........................................................................... 9
           1.6.2. Intellectual Property..........................................................................10
           1.6.3. Competitors....................................................................................10
           1.6.4. International Operations.......................................................................11
           1.6.5. Dependence on Key Personnel....................................................................11
           1.6.6. Fluctuations in Quarterly Financial Results....................................................11
ITEM 2.     DESCRIPTION OF PROPERTY .............................................................................11
ITEM 3.     LEGAL PROCEEDINGS ...................................................................................11
ITEM 4.     CONTROL OF REGISTRANT ...............................................................................11
ITEM 5.     NATURE OF TRADING MARKET ............................................................................11
ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
            SECURITY HOLDERS ....................................................................................12
6.1         The Investment Act...................................................................................13
ITEM 7.     TAXATION ............................................................................................13
ITEM 8.     SELECTED FINANCIAL DATA .............................................................................14
8.1         Selected Financial Information.......................................................................14
8.2         Currency Exchange Rates..............................................................................15
8.3         Dividends............................................................................................16

ITEM 9.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............16
ITEM 9A      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...........................................16
ITEM 10.     DIRECTORS AND OFFICERS OF REGISTRANT................................................................16
ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS..............................................................18
ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES......................................18
ITEM 13.     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS......................................................19
ITEM 14.     NOT APPLICABLE .....................................................................................20
ITEM 15.     NOT APPLICABLE .....................................................................................20
ITEM 16.     NOT APPLICABLE .....................................................................................20
ITEM 17.     FINANCIAL STATEMENTS ...............................................................................20
ITEM 18.     NOT APPLICABLE .....................................................................................20
ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS...................................................................20
             SIGNATURES..........................................................................................21

                            I.S.G. TECHNOLOGIES INC.

The Registant's accounts are maintained in Canadian dollars. All dollar amounts appearing herein are Canadian dollars unless otherwise indicated.

ITEM 1. DESCRIPTION OF THE BUSINESS

1.1      The Company

I.S.G. Technologies Inc. ("ISG" or the "Company") was originally incorporated as 502378 Ontario Limited under the Ontario Business Corporations Act by Articles of Incorporation dated January 19, 1982. It changed its name to I.S.G. Technologies Inc. on August 18, 1982.

In 1986, ISG completed a public offering of its securities and listed its common shares on The Toronto Stock Exchange (TSE). It subsequently issued a secondary offering on both the TSE and NASDAQ in March of 1992.

ISG has four subsidiaries, the first two of which are wholly-owned; ISG Medical Systems Inc., a Massachusetts corporation that is currently inactive; and ISG Technologies (USA), Inc., a Delaware corporation. The Surgical Navigation Specialists Inc. ("SNS") is an Ontario Corporation in which 80% of the voting securities are held by ISG, and the balance by Carl Zeiss Inc., a New York Corporation and Carl Zeiss Oberkochen, a German Trust Foundation. ISG owns 65% of the voting securities of Nippon ISG Corporation ("Nippon ISG"), a Japanese incorporated venture with Mitsui and Company Limited and Mitsui and Company (Canada) Limited.

ISG's head and principal office is located in Mississauga, Ontario. The Company also maintains an advanced technology facility in California. At June 30, 1998, ISG had 294 employees worldwide.

Until 1987, the Company was primarily engaged in contract research and development. In 1987, it began development of a 3-Dimensional medical imaging workstation, which was the predecessor to ISG's Allegro product. The Company's first commercial sale of a medical imaging workstation occurred in 1989. Since then, the Company has focused its efforts on the development of visual data processing technologies for medical applications.

In 1987, the Company entered into an agreement with Philips Medical Systems Nederland B.V. to develop the Gyroview Workstation and various application software packages for Philips Magnetic Resonance Imaging products. Shipments of Gyroview commenced in 1990 and continued until 1995, when Gyroview was replaced by Imaging Applications Platform (IAP) technology.

ISG developed the software platform known as IAP in 1991 to facilitate faster time-to-market and less expensive development of medical imaging software applications. GE Medical Systems, a division of General Electric Company, licensed IAP for use in GE's scanner products that same year. Philips Medical Systems and NORAN Scientific Instruments Inc. became licensees in 1992.

In March 1992, the Company issued 2,150,000 shares of its securities on NASDAQ and The Toronto Stock Exchange for net proceeds of approximately $32 million.

In 1993, the Company signed an agreement for Elekta Instruments Inc. to distribute ISG's new Viewing Wand product - a localization and navigation device used in surgery by neurosurgeons, Ear, Nose and Throat surgeons, and Orthopaedic surgeons.

In 1994, the Company developed a line of Radiology Application Software products used in hospitals and physicians' offices to review and analyze medical images for both diagnosis and treatment plan purposes. Radiology Application Software supplanted the Allegro workstation product, which ceased production in 1996.

From 1994 to 1996, the Company entered into agreements to provide custom developed application products (e.g. scanner consoles, viewing stations) and/or platform products such as IAP to Analogic Corp., DuPont Diagnostic Imaging, Hitachi Medical Corporation, Siemens AG, Konica Medical and Shimadzu Corporation.

In 1997, the Company established contractual relationships with Hospital Information System providers such as Corsoft AB, and E-Systems Medical Electronics Inc., including a 7-year contract with Inmet Systems Inc. valued at a minimum of US$7.8 million. Also in 1997, ISG signed a new custom engineering relationship with Toshiba Corporation of Japan.

In June 1997, the Company launched the Surgical Navigation Network (SNN) -- a consortium of leading medical equipment companies who have chosen to standardize their image-guided surgery applications on the SNN SCOUT, a Windows based image guided surgery platform developed by Surgical Navigation Specialists Inc. The SNN is the first industry initiative to facilitate medical equipment integration across vendors.

In 1998, ISG attracted several new members to the SNN, and Carl Zeiss Inc. became a 20% joint venture partner with ISG in SNS, which manages and supports the SNN. ISG also signed a 10 year umbrella agreement with Philips Medical Systems for a variety of software services.

1.2      Overview of the Business of the Company

ISG develops and markets imaging software, software platforms, software systems and related services to major medical equipment manufacturers and hospital systems integrators around the globe. The Company's products are used by radiologists and surgeons to display, manipulate and analyze 2-dimensional and 3-dimensional images of a patient's internal anatomy. Related services offered by the Company include custom engineering, technical and applications support, training, and after-sales service.

The Company believes the enhanced medical imaging capabilities of its products improve the quality of patient care through more accurate and efficient medical diagnosis and treatment; and by providing a non-invasive diagnostic alternative to exploratory surgery.

ISG generates revenue in three ways: through developing and then licensing its software products to medical equipment manufacturers and system integrators; through the funded development of custom software products for medical equipment manufacturers; and through service and support provided to corporate customers.

The Company is unique in being an independent medical imaging software company that offers products and services for three inter-related phases of the clinical workflow process:
-    creating patient images for diagnosis (diagnostic imaging);
- distributing, reading, and storing images (picture archiving and communication systems (PACS)); and
-    employing images in treatment technologies (image-guided therapy).

1.3      Principal Products and Services

1.3.1.   Diagnostic Imaging Products and Services
-------------------------------------------------

The Company believes that to accurately assess a patient's condition, it is necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as computed tomography (CT) scanners, magnetic resonance imagers (MRI), ultrasound imagers, and nuclear medicine imagers. ISG's diagnostic imaging software is embedded in this equipment to allow radiologists to capture, process and analyze images on a computer screen.

Silhouette Application

ISG's Silhouette application serves both the image production and the image management and diagnosis markets. It enables sophisticated image viewing and manipulation capabilities, such as 3-D imaging and image rotation and "cutting" to remove blocks of obstructing anatomy for dramatically enhanced internal views.

Silhouette's image processing functionality is combined with filming and archiving capabilities, and packaged by scanner manufacturers as companion workstations to the scanner operator console. These companion workstations enhance the scanning and enable faster patient throughput. Some scanner manufacturers build operator consoles using Silhouette as the foundation, thus accelerating development efforts by adding a scanning module to the existing Silhouette application.

Software Platforms

Software development can be accelerated by building applications on a software platform consisting of libraries and tools. ISG's principal software platform product is the Imaging Applications Platform (IAP), which is both sold to manufacturers of medical imaging devices for use in applications development and embedded into every application ISG sells. The IAP product serves as the platform for all of ISG's developments related to computed tomography (CT) scanners, magnetic resonance imagers (MRI), ultrasound imagers, nuclear medicine imagers, PACS (Picture Archiving and Communication Systems) workstations, and image-guided surgery applications.

1.3.2.   Picture Archiving and Communication Systems (PACS) Products
--------------------------------------------------------------------

Once images have been electronically acquired, PACS networks allow them to be retrieved for review and analysis on a computer terminal by healthcare specialists at various remote locations. With centrally archived images, electronic viewing eliminates the problem of lost films and the significant storage cost of maintaining hard-copy archives.

ISG's Viewing and Reading (VR) product line is comprised of two innovative suites of applications: VR SoftView applications and VR SoftStore applications. The VR SoftView applications are used to review and analyze medical images in hospital radiology departments, intensive care units, emergency rooms, physicians' offices, and various remote locations. The VR SoftStore suite of applications allows PACS integrators to build robust, flexible and scalable image storage and management solutions. The Company believes that the product line's high performance architecture and its ability to integrate with many off-the-shelf Windows applications increase the efficiency of healthcare specialists and leads to a higher quality of patient care.

1.3.3.   Image-Guided Therapy Products
--------------------------------------

Advances in efficient image production, manipulation, and management are now integrating with surgical procedures to raise the quality of patient treatment to unprecedented levels. ISG's image-guided surgery software allows surgeons to use medical images to aid in navigating a patient's anatomy before and during surgery, resulting in more precise, less invasive, and safer surgery.

ISG was the first company to obtain clearance from the U.S. Food and Drug Administration for an image-guided surgery product, called the Viewing Wand, which was obtained in 1994. The Viewing Wand system links views of a patient's images dynamically to hand-held pointing devices in the operating room, enhancing surgeons' abilities to visualize and localize anatomy and pathology. Through its joint venture subsidiary, Surgical Navigation Specialists Inc., ISG offers a new generation of image guided surgery system, called the SNN Scout.

1.3.4.   Custom Engineering
---------------------------

Some of the world's largest companies have entrusted ISG with the custom development of medical imaging software embedded in the core products they produce. Software developed under contract by ISG includes operator console software for CT scanners, MRIs, nuclear medicine imagers, and others.

1.3.5.   Services
-----------------

ISG provides training, technical, and maintenance services to its customers. Service contracts are built into the overall agreement with the customer, thereby providing a revenue stream for ISG after the sale of its products to customers.

1.4      Revenue Distribution

ISG's segmented revenue for the three most recent fiscal years as a percentage of total revenue are as follows:

                           1998                  1997                 1996
                           ----                  ----                 ----
Diagnostic Imaging          24%                   19%                  30%
PACS                        21%                   26%                   9%
Image Guided Therapy         8%                    7%                  17%
Custom Engineering          43%                   40%                  38%
Services                     4%                    8%                   6%

Unlike many competitors who sell software both to medical equipment makers and end-users in the competitive hospital market, ISG currently centres its marketing efforts exclusively on medical equipment makers and systems integrators who embed imaging software in their products. Its customers include leading OEMs such as Philips Medical Systems, GE Medical Systems, Hitachi Medical Corporation, Imnet Systems Inc. and Sterling Diagnostic Imaging Inc.

The Company has one customer who individually represents 10% or more of its sales and contract revenues. On an aggregate basis, this one customer represents 38% of consolidated revenue. Further details of sales to this customers are disclosed in note 14(b) of the notes to Consolidated Financial Statements contained in Exhibit 1(b), which is incorporated herein by this reference.

ISG's revenue by geographic region for the three most recent fiscal years as a percentage of total sales are as follows:

                                                 1998     1997     1996
-----------------------------------------------------------------------

North America                                     26%      45%      36%
Europe                                            30%      20%      20%
Asia                                              44%      35%      44%

ISG's geographic revenue distribution reflects the home country of the ISG customer, not the ultimate market for the customers' products.

1.5      Research and Development

The Company is committed to enhancing its technological leadership by continuing to channel efforts and resources to the development of leading-edge products. Its long-term target is to invest 16% of total revenue in R&D, not including the significant R&D activity ISG conducts on behalf of contract engineering customers. In fiscal 1998, ISG invested $7.4 million (1997: $7.1 million; 1996:
$6.2 million) in R&D. This amount was applied to:

o    the development of the SNN Scout, which was released in September of 1998;
o a Windows-based version of ISG's image viewing software that was released in March of 1998;
o a new Windows-based version of IAP, featuring a powerful 3-D image renderer;

o the introduction of Saratoga "componentware" - a software development approach that builds upon reusable "blocks" of plug-and-play software and facilitates integration across vendors; and
o    the refinement of overall product development processes.

Products under development in fiscal 1999 include ongoing enhancements to IAP and application products and transformation of application functionality to "Componentware".

1.6      Risk Factors

From time to time, information provided by the Company, statements made by its employees, or information included in its filings with various regulatory authorities may contain statements that are not historical facts (so-called "forward-looking statements"), which involve risks and uncertainties. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements may be forward-looking statements. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below. Each of these factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities.

1.6.1.   Technological Change
-----------------------------

The market for ISG's products is characterized by rapid and significant technological change. The development of new technologies, commercialization of those technologies into products, and market acceptance and customer demand for those products is critical to the Company's success. Successful product development and introduction depends upon a number of factors, including new product selection, timely and efficient completion of product design, product performance at customer locations, and development of products by competitors. There can be no assurance that ISG's products will remain competitive or not become obsolete.

1.6.2.   Intellectual Property
------------------------------

The Company has been issued patents, has patents pending and is the exclusive licensee of one patent. All of these patents relate to strategic features embodied in the Company's principal products. In addition, the Company has further patent applications under evaluation with respect to certain software technology currently under development.

The Company's success is heavily dependent upon proprietary technology. The Company relies principally upon patent, copyright, trademark, and trade secret laws to protect its proprietary technology. Where appropriate, the Company also enters into nondisclosure agreements with persons to whom it reveals its proprietary information, such as OEMs that the Company works with concerning future products. There can be no assurance, however, that these laws or nondisclosure agreements will be adequate to prevent misappropriation or independent third party development of the same or similar technology.

Any claims or litigation initiated by the Company to protect its proprietary technology could result in significant expense to the Company and divert its technical and management resources, whether or not the claims or litigation are determined in favour of the Company.

There is also a risk that the Company's current or future products may infringe upon third party proprietary technology. The Company may find it necessary or desirable to procure licenses from third parties relating to current or future products or technologies. Such licenses may require payment by the Company of licence fees and/or royalties, which may be significant. There can be no assurance that the Company will be able to obtain such licenses or other rights on commercially acceptable terms.

The Company has been notified that it may be infringing certain patents of one company and has been invited to discuss a royalty arrangement. The Company believes the claims are without merit and a royalty arrangement would not be material. However, the medical imaging and image guided therapy industries are characterised by frequent claims and related litigation regarding patent and other intellectual property rights. In the event a third party was to sustain a valid claim against the Company and any required license was not available on commercially reasonable terms, the Company's operating results could be materially and adversely affected. The Company could be required to pay infringement damages, modify its products so they are non-infringing, discontinue offering products that are found to be infringing, and/or indemnify its customers. Furthermore, defending the Company against such claims could divert a significant portion of the Company's technical and management resources, whether or not the claims are determined in favour of the Company.

1.6.3.   Competitors
--------------------

The Company faces substantial competition throughout the world, from many sources, including software companies located in the United States and Europe.

Some of the Company's competitors have substantially greater financial and other resources with which to pursue research and development, manufacturing, marketing, and distribution of their products. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by the

Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products.

1.6.4.   International Operations
---------------------------------

The Company derives substantially all of its revenues from sales to foreign markets, including the United States. International sales are subject to significant risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company's markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company's intellectual property; and potentially adverse tax consequences.

1.6.5.   Dependence on Key Personnel
------------------------------------

The highly competitive market for qualified personnel could adversely affect the Company's ability to attract and retain competent, qualified technical (especially software engineers and developers), managerial, sales, and marketing personnel.

1.6.6.   Fluctuations in Quarterly Financial Results
----------------------------------------------------

The Company does not have a seasonal business. However, the Company typically realizes a larger percentage of its annual revenue and earnings in he fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the next fiscal year. This is due to the European summer holiday season in the June to September period.

Item 2. DESCRIPTION OF PROPERTY

The Company's executive offices are located at 6509 Airport Road, Mississauga, Ontario, Canada. These premises comprise 60,000 square feet and are leased by ISG. ISG also leases 6,500 square feet at 6520 Viscount Road, Mississauga, Ontario, Canada, where certain assembly operations are carried out, and an office at 14127 Capri Drive, Los Gatos, California, USA.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their properties are subject.

Item 4. CONTROL OF REGISTRANT

To the knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation or any government, nor does any shareholder own more than 10% of the Company's outstanding Common Shares.

Item 5. NATURE OF TRADING MARKET

The Common Shares of the Company are listed in Canada on the Toronto Stock Exchange ("TSE") under the symbol ISO and in the United States on the Nasdaq stock market ("NASDAQ") under the symbol ISGTF.

The following table sets forth the high and low reported sale prices, in Canadian dollars, of the Common Shares on The Toronto Stock Exchange for the periods indicated:

                                                                Price Range
                                                                -----------
Fiscal 1997                                                    High       Low
                                                               ----       ---
First quarter ended September 30, 1996                        $5.70      $2.10
Second quarter ended December 31, 1996                        $3.65      $2.25
Third quarter ended March 31, 1997                            $4.50      $2.99
Fourth quarter ended June 30, 1997                            $4.35      $3.30

                                                                Price Range
                                                                -----------
Fiscal 1998                                                    High       Low
                                                               ----       ---
First quarter ended September 30, 1997                        $4.35      $3.30
Second quarter ended December 31, 1997                        $4.35      $3.30
Third quarter ended March 31, 1998                            $4.25      $3.60
Fourth quarter ended June 30, 1998                            $4.10      $3.21

The following table sets forth the high and low reported sales prices, in US dollars, of the Common Shares on the Nasdaq stock market for the periods indicated:

                                                                Price Range
                                                                -----------
Fiscal 1997                                                    High       Low
                                                               ----       ---
First quarter ended September 30, 1996                        $4.375     $1.375
Second quarter ended December 31, 1996                        $2.50      $1.828
Third quarter ended March 31,1997                             $3.063     $2.188
Fourth quarter ended June 30, 1997                            $3.125     $2.375

                                                                Price Range
                                                                -----------
Fiscal 1998                                                    High       Low
                                                               ----       ---
First quarter ended September 30, 1997                        $2.906     $2.406
Second quarter ended December 31, 1997                        $3.125     $2.50
Third quarter ended March 31,1998                             $3.00      $2.25
Fourth quarter ended June 30, 1998                            $2.875     $2.313

The following table indicates, as of December 21, 1998, the approximate number of record holders with United States addresses, and the number and percentage of Common Shares held by them:

Number of U.S. record holders:  47
Number of Common Shares held in the United States:  4,594,548
Percentage of Outstanding Common Shares held in the United States:  36%

Item 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law or government decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) (the "FTA Implementation Act").

6.1      The Investment Act

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in common shares of the Company by a non-Canadian (other than an "American" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company was $5,000,000 or more.

With regard to American investment, an investment in common shares of the Company by an American would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) at any time after 1992.

A non-Canadian, whether American or otherwise, would acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares of the Company. The acquisition of less than a majority but one-third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions in relation to the common shares of the Company would be exempt from the Investment Act, including:

(a) an acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

(c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Item 7. TAXATION

The following discussion summarizes certain tax considerations relevant to individuals and corporations who, for income tax purposes, are resident in the United States and not in Canada, hold common shares as capital property, do not use or hold the common shares in carrying on business through a permanent establishment or in connection with a fixed base in Canada, and in the case of individual investors, are also United States citizens (collectively, "Unconnected US Shareholders").

The tax consequences of an investment in the common shares by investors who are not Unconnected US Shareholders may be expected to differ substantially from the tax consequences discussed herein. The discussion is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the United States of America with respect to Taxes on Income and on Capital (the "Convention") and the published administrative practices of Revenue Canada, Taxation and the Internal Revenue Service and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the United States.

Dividends paid or credited on the common shares to Unconnected US Shareholders will be subject to Canadian withholding tax. Under the Convention and related protocols, the rate of withholding tax generally applicable to Unconnected US Shareholders who beneficially own common shares is 15%. In the case of Unconnected US Shareholders that are United States corporations that beneficially own 10% or more of the voting shares of the Company, the applicable withholding tax rate is 5%.

In general, a shareholder that is not a Canadian residents is not subject to Canadian income tax on capital gains arising from the disposition of stock, unless at any time in the five year period immediately preceding the disposition, such shareholder, persons with whom such shareholder did not deal at arm's length, or the shareholder and persons with whom the holder did not deal at arm's length, owned 25% or more of the issued shares of any class of the Company. Even if the disposition is taxable, under the Convention, gains recognized by Unconnected US Shareholders on the disposition of common shares generally will not be subject to tax under the Tax Act provided that the value of the shares of the Company is not derived principally from real property situated in Canada. The Company believes the value of its shares does not principally derive from real property situated in Canada and it does not expect this to change in the foreseeable future.

A disposition of common shares to the Company (unless the Company acquires the shares in the open market in the manner in which shares would normally be purchased by any member of the public in the open market) will result in a deemed dividend to the Unconnected US Shareholder equal to the amount by which the consideration paid by the Company exceeds the paid up capital thereof for purposes of the Tax Act. The amount of such deemed dividend will be subject to the withholding tax described above. Canada does not currently impose any estate taxes or succession duties.

Item 8. SELECTED FINANCIAL DATA

8.1      Selected Financial Information

Set forth below is a summary of selected consolidated financial information for ISG for the fiscal years ended June 30, 1998, 1997, 1996, 1995, and 1994 which are derived from the Consolidated Financial Statements of the Company and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles as applied to the Company, do not differ materially from those accounting principles and requirements of the Securities and Exchange Commission in the United States ("US GAAP") except as disclosed in Note 19 to the Company's Consolidated Financial Statements. All figures are in Canadian funds. This information should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and the Management Discussion and Analysis for Fiscal Years 1998, 1997, 1996, 1995 and 1994, all of which are attached hereto as Exhibit I(a) and (c).

(in thousands of dollars, except per share data, for the Fiscal Year ending June 30)

                                      1998           1997              1996            1995            1994

     Total revenue                   36,055           30 793           28,763           20,600         18,605

     Net earnings (Loss)                498           (3,176)            (901)          (2,735)        (2,085)

     Earnings (Loss) per share
     Basic earnings (loss)             0.04            (0.25)           (0.07)           (0.22)         (0.17)
     Fully diluted earnings            0.04         See Note         See Note         See Note        See Note

     Total assets                    46,307           43,878           42,147           42,518         44,293

     Long-term debt                       0                0                0                0              0

     Dividends declared                   0                0                0                0              0

Note: Fully diluted earnings per share are the same as net earnings per equity share as the inclusion of common stock equivalents in the earnings per share calculation would have an antidilutive effect

8.2      Currency Exchange Rates

The following table sets forth, for the periods indicated, the high and low noon buying rates in New York City for cable transfers in foreign currencies, the average of such exchange rates on the last day of each month during the periods and the period-end exchange rates for United States dollars per Canadian dollar, as reported by the Federal Reserve Bank of New York:

                                        Year Ended June 30,
                                        -------------------


                                 1998              1997             1996              1995                 1994
                                 ----              ----             ----              ----                 ----
High                         US$0.730          US$0.7513         US$0.7527         US$0.7457           $US 0.7834
Low                             0.663             0.7145            0.7235            0.7023               0.7166
Average                         0.703             0.7316            0.7375            0.7239               0.7460
Period End                      0.663             0.7241            0.7322            0.7279               0.7233

As of June 30, 1998, the noon buying rate in New York City for the Canadian dollar, as reported by the Federal Reserve Bank of New York, was US $0.663 = Cdn. $1.00 (equivalent to US $1.00 = Cdn. $1.508).

8.3      Dividends

The Company has never paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. There is no restriction which prevents ISG from paying dividends.

Item 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Reference is made to the Management Discussion and Analysis for Fiscal Year 1998 attached hereto as Exhibit 1(a) and incorporated herein by this reference, for a comparison of fiscal years 1998 and 1997. For a discussion of fiscal 1997 compared to 1996 results, refer to the Management Discussion and Analysis for 1997 attached hereto as Exhibit 1(c).

Item 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company uses financial instruments, primarily forward foreign exchange contracts, to hedge its exposure to the US/Canadian dollar exchange rate as a result of receiving the majority of its revenue in US dollars. At June 30, 1998, the Company had outstanding foreign currency exchange contracts that represented a commitment to sell US dollars of approximately US$4.9 million (1997: US$5.0 million) over a period of six months at a weighted average exchange rate of Cdn.$1.383 (1997: $1.385). At June 30, 1998, the estimated fair liability of these contracts was Cdn. $400 (1997: nil).

The Company does not utilize market-risk sensitive instruments for speculative purposes.

Item 10. DIRECTORS AND OFFICERS OF REGISTRANT

The following table sets forth certain information with respect to the executive officers and directors of the
Company:

Name                                       Position                                     Director/Officer
----                                       --------                                     ----------------
                                                                                        Since
                                                                                        -----
Michael M. Greenberg, MD                   Chairman  and CEO  1988
Richmond Hill, Ontario

Max Rutherford                             President and                                  1997
Toronto, Ontario                           Chief Operating Officer

Reinhard Schmidt                           President and General Manager                  1998
                                           Surgical Navigation Specialists Inc.

Robert Dietrich                            Vice President, Finance and                    1997
Toronto, Ontario                           Chief Financial Officer

Shlomit Dekel                              Vice President,                                1998
Toronto, Ontario                           Business Development

Name                                       Position                                     Director/Officer
----                                       --------                                     ----------------
                                                                                        Since
                                                                                        -----
Bryan Robb,                                Vice President                                 1997
Toronto, Ontario                           Corporate Affairs and
                                           General Counsel

Wido Menhardt                              Vice President, Advanced Technology            1998
                                           Vice President and General Manager
                                           ISG Technologies (USA), Inc.

Doron Dekel                                Vice President,                                1989
North York, Ontario                        Workflow Automation

David Laing                                Vice President,                                1987
                                           Business Operations

Loris Sartor                               Vice President,                                1997
                                           Contract Engineering

Charlie Hall                               Vice President,                                1997
                                           Silhouette and Clinical Development


William Blundell                           Director                                       1996
Toronto, Ontario

William Breukelman                         Director                                       1995
Mississauga, Ontario

Paul S. Echenberg                          Director                                       1991
Montreal, Quebec


Richard L. Lockie                          Director                                       1990
Toronto, Ontario

Duff Scott                                 Director                                       1996
Toronto, Ontario

Walter Stapleton                           Director                                       1996
Calgary, Alberta

All directors hold office until the next annual meeting of the shareholders and until their successors have been elected and qualified. The officers of the Company are elected annually and serve at the discretion of the Board of Directors of the Company. There are no family relationships among any of the directors and executive officers of the Company.

Item 11. COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate compensation paid and or accrued by ISG to its executive officers listed in the above table during the fiscal year ended June 30, 1998 was $1,952,784. During the fiscal year ended

June 30, 1998, the Directors who were not officers or employees of ISG received an aggregate compensation of $131,000 for their services.

The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Chief Executive Officer and the Company's four most highly paid executive officers (hereinafter collectively referred to as the "Named Executive Officers").

                                  -----------------------------------------------------------------------------------
                                  Annual Compensation                        Long-Term Compensation
---------------------------------------------------------------------------------------------------------------------
Name and Principal         Year   Salary       Bonus       Other Annual      Common Shares       Restricted Shares
Position                                                   Compensation      Under Option        Awarded
                                  ($) (5)      ($)         ($)               (#)                 ($)
---------------------------------------------------------------------------------------------------------------------
Michael Greenberg,         1998   305,039      225,000     (1) 36,087        --                  --
M.D.                       1997   262,000      --          (1) 40,174        75,000              --
Chairman and CEO           1996   230,077      --          (1) 45,431        --                  --
---------------------------------------------------------------------------------------------------------------------
Thomas Cafarella           1998                --          --                --                  --
President and CEO          1997   (4)          --          --                --                  --
                           1996   --           --          --                (4) 250,000         --
                                  71,307
                                  161,426
---------------------------------------------------------------------------------------------------------------------
Maxwell Rutherford         1998   190,385      --              2,628          130,000            --
Chief Operating Officer    1997   19,462       --                219         --                  --
                           1996   --           --          --                --                  --
---------------------------------------------------------------------------------------------------------------------
Wido Menhardt              1998   207,944      --          (2) 32,257        50,000              --
Vice President and         1997   96,308       --          (2) 5,179         --                  --
General Manager,           1996   120,384      --          (2) 7,059         --                  --
ISG West
---------------------------------------------------------------------------------------------------------------------
Loris Sartor               1998   152,156      8,800           2,020         --                  --
Vice President Contract    1997   114,614      --              1,718         --                  --
Engineering Group          1996   103,669                      2,246         --                  --
---------------------------------------------------------------------------------------------------------------------
Doron Dekel                1998   136,000      --          (3) 18,455        --                  --
Vice President Advanced    1997   162,590      15,000      (3) 14,127        --                  --
Development R&D            1996   126,000      --          (3) 22,531        --                  --
---------------------------------------------------------------------------------------------------------------------

Notes:
(1) Other annual compensation includes normal executive level benefits plus imputed interest of $33,298 (1998), $37,735 (1997) and $42,623 (1996),
     related to indebtedness to the Corporation in connection with the purchase of securities of the Corporation and a non-interest bearing loan secured by a mortgage in connection with a house purchase.
(2) Other annual compensation includes normal executive level benefits arising from employment in the U.S.A. of $28,792 plus imputed interest of $3,465
     (1998), $3,623 (1997) and $4,725 (1996) related to indebtedness to the
     Corporation in connection with the purchase of securities of the Corporation.
(3) Other annual compensation includes normal executive level benefits plus imputed interest of $15,316 (1998), $11,836 (1997) and $20,191.00 (1996)
     related to indebtedness to the Corporation in connection with the purchase of securities of the Corporation.
(4) Mr. Cafarella was employed with the Corporation from November 1, 1995, to August 8, 1996. Options granted to Mr. Cafarella in 1996 terminated upon his ceasing to be an employee of the Corporation.
(5) Annual compensation figures do not reflect the compensation paid to Executive Officers who joined the Corporation during the fiscal year and thus did not receive a full year of compensation.

Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The Company maintains a Stock Option Incentive Plan (the "Plan") which provides for the granting of options to purchase shares to the directors, officers and full-time employees of the Company. The purpose of the Plan is to develop the interest of certain key employees and the directors of the

Company in the growth and development of the Company by providing them with the opportunity to acquire a proprietary interest in the Company.

The aggregate number of common shares which may be issued pursuant to the Plan may not exceed, in the aggregate, 1,900,000 shares or such greater number as may be approved from time to time by the shareholders of the Company. The aggregate number of shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of shares outstanding on a non-diluted basis at the time of the grant. The exercise price of an option granted under the Plan cannot be less than the market price in Canadian Dollars of the shares on the TSE one trading day prior to the effective date on which the option is granted. The term of the option shall not be less than one year and not more than ten years from the date the option is granted. If an optionee resigns as a director, officer or employee of the Company, or his or her employment is terminated for cause, his or her options are thereupon surrendered. If prior to the expiry of an option the optionee's employment is terminated by the Company other than for cause, the option is exercisable as to all common shares in respect of which it had not then been exercised to the extent that such optionee was entitled to do so until the earlier of six months following the date of such termination of employment and the close of business on the date of expiry of the option. If, prior to the expiry of an option, the optionee dies, the option is exercisable as to all common shares in respect of which it had not been exercised to the extent that such optionee was entitled to do so until the earlier of the first anniversary of the date of such optionee's death or the close of business on the date of expiry of the option.

At December 23, 1998, there were outstanding options to purchase an aggregate of 1,493,650 Common Shares of which options to purchase an aggregate of 400,040 Common Shares were held by officers of the Company. Options to purchase an aggregate of 291,500 Common Shares were held by directors and others of the Company as of such date. The table below shows the exercise price and expiration date of all options outstanding at December 23, 1998:

Number of Common
Shares Subject            Exercise          Date                                Expiration
to Option                  Price            of Grant                            Date
---------                  -----            --------                            ----
14,800                    $9.00             November 2, 1994                    November 1, 2001
68,550                    $5.25             June 26, 1995                       June 25, 2002
431,720                   $7.00             October 5, 1995                     October 4, 2002
75,000                    $6.00             November 22, 1995                   November 21, 2002
37,500                    $6.75             December 11, 1995                   December 10, 2002
30,000                    $6.75             January 18, 1996                    January 17, 2003
53,300                    $6.00             May 3, 1996                         October 2002 to April 2003
22,250                    $5.70             June 27, 1996                       April 2003 to June 2003
191,433                   $3.30             February 12, 1997                   February 11, 2004
170,000                   $3.90             July 25, 1997                       July 24, 2004
160,000                   $3.75             September 8, 1997                   September 7, 2004
147,930                   $3.70             February 11, 1998                   February 10, 2005
80,000                    $3.95             June 1, 1998                        May 31, 2005

Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During fiscal 1994, the Company renewed a $50,000 loan to Dr. Michael Greenberg, the CEO and Chairman, in connection with a house purchase. The loan is secured by a mortgage, is non-interest bearing and remains outstanding. Dr. Greenberg also has outstanding an interest free loan of $250,075 to enable him to exercise stock options and purchase shares of the Company.

In connection with the sale by certain investors to employees of the Company in 1992 of warrants to purchase common shares of the Company, the Company, in 1992, loaned a total of $1,965,848 to its executive officers. These loans are unsecured and were due October 1996. The Board of Directors approved the extension of the maturity of these loans until October 1999. At December 23, 1998, $866,385 remained outstanding under these loans.

Item 14. NOT APPLICABLE

Item 15. NOT APPLICABLE

Item 16. NOT APPLICABLE

Item 17. FINANCIAL STATEMENTS

See attached financial statements which are listed in Item 19 hereof, attached as Exhibits, and incorporated herein by this reference.

Item 18. NOT APPLICABLE

Item 19. FINANCIAL STATEMENTS AND EXHIBITS

The following Financial Statements and Exhibits are filed as part of this annual Report.

     (a)  Management Discussion and Analysis for Fiscal Year 1998.

     (b)  Financial Statements and Reports:

          i.   Consolidated Balance Sheet as at June 30, 1998.
          ii. Consolidated Statements of Operations and Deficit for the fiscal year ended June 30, 1998.
          iii. Consolidated Statements of Changes in Financial Position for the fiscal year ended June 30, 1998.
          iv.  Notes to Consolidated Financial Statements.
          v.   Auditor's certificate and consent to use same.

     (c) Management Discussion and Analysis for the Fiscal Years 1997, 1996, 1995, 1994 incorporated by this reference from the corresponding 20-F for the years ended June 30, 1997, 1996, 1995 and 1994.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            I.S.G. Technologies Inc.
                                            (Registrant)


                                            By: /s/ Robert Dietrich
                                                --------------------------------

                                            Robert Dietrich
                                            Vice President
                                            Finance and Chief Financial Officer

                                            Dated: January 13, 1999

Management's Discussion and Analysis for Fiscal Year 1998

The following discussion should be read in conjunction with the Company's 1998 Consolidated Financial Statements and Notes, which are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles as applied by the Company do not differ materially from those accounting principles and requirements of the Securities and Exchange Commission in the United States ("US GAAP"), except as disclosed in Note 19 to the Company's Financial Statements. All figures are in Canadian Funds.

Overview

ISG Technologies generated net income of $0.5 million or $0.04 per share in the year ended June 30, 1998, versus a loss of $3.1 million or $0.25 per share in 1997. The earnings turnaround was driven by an improvement in gross margin to 72% from 61% in fiscal 1997, and a 17% increase in revenue to a record $36.1 million. Higher revenue was attributable to growth in contract engineering services and increased software licensing fees as key customers released new products with embedded ISG software. Margins strengthened due to increased internal efficiencies as ISG moves beyond the developmental stage, and a favourable shift in product mix toward software. The company's profitability boosted operating cash flow 35% to $7.3 million, of which net $3.3 million was invested to increase cash and short- term deposits to $20.3 million at the year end, providing ISG with a solid financial base going forward.

Revenue

Revenue by category in fiscal years 1998, 1997 and 1996 were as follows:

(Cdn. $000s)                                   1998                     1997                  1996
--------------------------------------------------------------------------------------------------
Licensed Software                            18,362                   14,833                12,843
Contract Engineering                         15,478                   12,239                11,674
Service                                       1,340                    2,542                 1,795
Hardware/ Other                                 875                    1,179                 2,451
--------------------------------------------------------------------------------------------------
Total                                        36,055                   30,793                28,763
--------------------------------------------------------------------------------------------------

Software license fees of $18.3 million were up 24% year-over-year, representing 51% of total revenue versus 48% in 1997. The increase reflects new licensing contracts procured in fiscal 1997 and 1998 for radiology and image-guided surgery applications, in addition to software platform sales.

Revenue from radiology applications increased 6% in 1998 due to the signing of software licensing agreements with three new customers. These new contracts more than offset the negative impact of delays in the development and launch of the Windows NT version of ISG's Viewing and Reading station software which was released at the end of the third quarter. Customer reaction to this sof tware has been enthusiastic and, combined with new archive software also launched in the third quarter, and an important Silhouette product delivery to a major European customer at fiscal year end, should improve revenue in future years. Revenues from image- guided therapy applications increased 37% over 1997, with sales generated exclusively from the existing generation Viewing Wand product. This increase was achieved despite the concentration of the company's efforts on the development of the next-generation Scout application, porting its image guided therapy platform to Windows NT, and integrating the Scout with Aesculap surgical tools and Carl Zeiss surgical microscopes. Also during 1998, ISG focussed on the development of the SNN, a consortium of leading surgical system and equipment suppliers who have chosen to adopt a common Windows NT based software platform for their respective image guided applications.

Software platform sales increased 74% in 1998 over 1997 levels as ISG contract engineering customers released new scanning models incorporating IAP platform software into the marketplace. Management expects licensing fees from this source will further rise in fiscal 1999 as ISG customers increase shipments of scanners.

Reflecting the company's recent expansion of its software development team to fulfill product development contracts for diagnostic imaging equipment for magnetic resonance imaging, computed tomography, and ultrasound applications, contract engineering revenue climbed 26% to $15.5 million in fiscal 1998. Three major customers comprised the bulk of new activity, and all three have signed agreements for additional contract engineering services in fiscal 1999 and beyond. Toward the end of fiscal 1998, ISG also signed contracts with another two new customers for similar scanning applications, which should lead to further revenue growth in fiscal 1999. Contract engineering represents 43% of total revenue, up from 40% last year. Service revenue was almost halved to $1.3 million in fiscal 1998, as support revenues under new software maintenance agreements failed to make up for declines in direct service arrangements for older hardware products. Hardware and other revenue, which includes ISG's 65%- owned joint venture in Japan, Nippon ISG, declined $0.3 million to $0.9 million in fiscal 1998. While revenue from Nippon ISG increased 77% to $0.7 million, this was more than offset by the impact of the fiscal 1997 discontinuation of the integrated hardware and software product called Allegro.

Direct costs

Direct costs for licensed software include the cost of hardware integrated with certain software products. Direct costs for contract engineering are labour costs. Direct costs declined 15% to $10.2 million, equating to 28% of revenue versus 39% in fiscal 1997 due to higher productivity in contract engineering and the increase in licensed software in the overall product mix. Accordingly, gross margin jumped to 72% from 61%. Historically, lower or higher direct costs have been primarily due to shifts in product mix rather than to competitive pricing or cost pressures.

Operating expenses

Research and Development expenses increased 3% to $7.4 million in 1998, reflecting expenditures for improving all ISG platforms and applications and on-going maintenance of existing products in the field. In addition, ISG capitalized $2.4 million of development expenses, up from $1.1 million in 1997. Projects capitalized included the porting of application software from UNIX to Windows NT and the development of a new components-based framework to simplify and expedite future product development. Including these capitalized costs, total R& D spending in 1998 increased 18% over 1997 to $9.8 million, representing 27% of revenue. In keeping with the company's commitment to maintaining its technological leadership in medical imaging software, management expects R& D expenditure levels will continue to grow in future years, but should decline as a percentage of revenue as sales continue to rise.

Sales and marketing expenses increased 62% to $10.2 million in 1998 due to increased staffing in sales, marketing, and product management functions; increased sales commissions and selling costs; and increased promotional activity, particularly with respect to the SNN. Sales and marketing expenses comprised 28% of sales, compared to 21% in fiscal 1997. General and administrative (G& A) expenses increased 33% to $6.3 million in fiscal 1998, reflecting the continued development of ISG's information services infrastructure, the addition of key senior management, and occupancy costs associated with a greater number of employees. G& A comprised 17% of revenue, up from 15% in fiscal 1997, but is expected to decline as a percentage of revenue as ISG's revenue increases in future years. Depreciation expenses increased 18% to $2.3 million in 1998, owing to the upgrading of business support systems, the purchase of new software development tools, and the acquisition of additional computer workstations for a growing complement of software developers.

Write-down of product line

During 1997, the company took a $0.9 million write-down of its remaining inventory of accelerator boards to its net realizable value due to the discontinuation of this product line.

Interest income

Interest income increased 33% to $0.8 in fiscal 1998 due to greater earnings on higher average cash balances throughout the year.

Income taxes

Due to losses incurred in prior years, the company did not incur any income tax expense in any of the past three fiscal years. The company currently has accumulated $31.1 million of Scientific Research & Experimental Development expenditures which can be carried forward indefinitely, and $10.8 million in investment tax credits on scientific research and experimental development expenditures, which are available to shelter future income tax liabilities through fiscal 2008.

Net income

ISG became profitable with net income of $0.5 million in fiscal 1998. The improvement was primarily attributable to an increase in gross margin to 72% from 61% in fiscal 1997, reflecting increased internal efficiencies and a favourable shift in product mix towards software, and a 17% increase in revenue to a record $36.1 million. The loss in fiscal 1997 was primarily caused by the one time write- down of the company's hardware product line, the costs of a proxy challenge for control of the company, the disruption in the company's operations created by the proxy battle, and related events. Earnings per share were $0.04 per share, compared to a per share loss of $0.25 per share in 1997.

Liquidity and capital resources

ISG had cash and marketable securities of $20.3 million at fiscal year end, up from $16.9 million a year earlier. As a result of a change in credit policy, accounts receivable decreased 9% to $11.5 million despite the growth in revenue. Accordingly, days sales outstanding improved to 122 days from 149 days at last fiscal year end. Inventory declined 34% to $1.8 million, reflecting the increasing proportion of software in ISG's product mix. Working capital increased to $32 million from $30.5 million a year ago. Funds generated from operations together with current working capital are considered sufficient to meet anticipated cash needs in the short term. Additionally, during the third quarter of 1998, ISG initiated an operating lease program to finance the capital requirements associated with continuously upgrading and replacing desktop computers and workstations. There are no material pending capital commitments. In the longer term, ISG may require further equity capital to finance anticipated growth or potential business investments.

Deferred revenue rose $1.7 million to $6.7 million, due to advance payments received for future software shipments and other services. This revenue will be recognized over the next several years as the software is shipped or the services are provided. In addition, the company has committed future revenue of a minimum $21.7 million arising from contracts in place at fiscal year end.

To retain the confidence of customers who depend on ISG for critical software, the company's investment policy with respect to cash and marketable securities is to preserve capital rather than maximize investment income. Excess cash is invested in investment grade government or corporate bonds and money market instruments.

The company does not invest in equity securities or derivative products.

The company's policy with respect to foreign currency exposure is to manage the impact of foreign currency exchange movements on its earnings by entering into foreign exchange forward contracts to hedge certain non-local currency receivables. The company has never declared or paid any cash dividends on its common shares. The company's current policy is to retain earnings to finance future expansion, develop new software applications, and acquire new software products.

Event subsequent to fiscal year end

Effective July 1, 1998, ISG transferred its image guided therapy business to an 80% owned subsidiary, SNS Inc. SNS Inc. is a joint venture company owned 20% by Carl Zeiss Inc., the world's leading surgical microscope company and a founding member of the SNN. Future results of ISG will reflect the minority interest of Carl Zeiss in the SNS.

On September 28, 1998, ISG announced that it filed, and the Toronto Stock Exchange accepted, a Notice of Intention to make a normal course issuer bid. ISG indicated its intention to acquire, through the facilities of the T. S. E., up to 500,000 of its common shares for cancellation during the 12- month period ending September 29, 1999. A shareholder may obtain a copy of the Notice, without charge, by contacting ISG.

Year 2000 exposure

ISG Technologies Inc. recognizes the importance of Year 2000 preparations for its investors, customers, employees, and suppliers. ISG's preparations were initiated in December 1997 with the goal of completing all significant compliance projects by December 31, 1998. The company's Year 2000 projects cover products, business infrastructure and contract engineering services.

While product compliance is the major Year 2000 concern, ISG is also focussing its attention on potential Year 2000 costs and risks related to its business infrastructure in the key areas of information systems, finance, buildings and infrastructure, and organizational development.

     Products
     --------

Risks regarding the compliance of past, present, and future products include, but are not limited to: warranty or liability claims related to undetected and uncorrected product defects; support or liability claims for problems that result from the non-compliance of equipment or software connected to or used with ISG products; further declarations of non-compliance from manufacturers of equipment used with ISG products, resulting in the need for additional compliance work; medical regulatory changes resulting in new compliance, documentation, or communication requirements; customer claims or litigation pertaining to ISG's upgrade options and charges to bring installed products into compliance; customers' compliance projects delaying the purchase of new systems, resulting in delayed revenue to ISG; and ISG compliance projects not being completed in a timely or adequate fashion.

Past Products - ISG has an installed software base of approximately 2000 sites, the majority of which are supported by its distributors and customers. ISG's analysis and testing has found very few date- related errors in ISG products. However, ISG products depend on products from other suppliers and business partners, and an analysis of these external dependencies has led ISG to identify a number of past products whose correct operation cannot be guaranteed through the Year 2000. ISG is actively engaged in advising customers of upgrade or replacement options.

Current Products - ISG intends to release compliant product versions in each product line by no later than April 1999. A complete inventory of current products has been completed, and all products except one have been analyzed for compliance. Required remedial work has already been planned and is being executed. The most critical products from outside suppliers have been assessed and decisions taken to change products or suppliers as necessary. Analysis of the single remaining product has been deferred to the first quarter of calendar 1999. Preliminary analysis indicates that no new release of this final product will be required.

Future Products - ISG has taken steps in its ISO 9001- registered software development process to ensure that date calculations in general and Year 2000 date issues in particular do not adversely affect future products. There are no material costs associated with these process refinements and no adverse impact on future costs or product time frames is anticipated.

     Business Infrastructure
     -----------------------

The majority of effort in this area is centered on the information systems that ISG uses to manage its business and develop products. Business functions are centralized in a commercial application MFG PRO supplied by QAD Software, and ISG will complete an upgrade to a compliant version of this software by November 1998. Product development tools are being upgraded as required. Management does not anticipate the cost of upgrading these tools will be material.

Factors that may affect future results

From time to time, information provided by the company, statements made by its employees, or information included in its filings with various regulatory authorities may contain statements that relate to management's expectations concerning the future performance of the company. The company's actual future results may differ significantly from those stated in these so-called forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below.

     Revenue
     -------

License revenue for any given application will vary based on the underlying competitive environment encountered by ISG's channel partners in the end user marketplace. Contract engineering projects are for discreet product developments on behalf of ISG's customers. While the company has been successful in securing incremental projects from its existing customers, there is no assurance that the level achieved in 1998 will be repeated in future years.

     Technological change
     --------------------

The market for the company's products is characterized by rapid and significant technological change. The development of new technologies, commercialization of those technologies into products, and market acceptance and customer demand for those products is critical to the company's success. Successful product development and introduction depends upon a number of factors, including new product selection, timely and efficient completion of product design, product performance at customer locations, and development of products by competitors. There can be no assurance that the company's products will remain competitive or not become obsolete.

     Intellectual property
     ---------------------

The company relies on certain intellectual property protections to preserve its intellectual property rights. Any invalidation of the company's intellectual property rights or lengthy and expensive defense of those rights could have a material adverse effect on ISG.

     Competitors
     -----------

The company faces substantial competition from many sources throughout the world, including software companies located in the United States and Europe. Some of ISG's competitors have substantially greater financial and other resources with which to pursue research and development, manufacturing, marketing, and distribution of their products. The company expects its competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by the company's competitors could cause a decline in sales or loss of market acceptance of ISG's existing products.

     International operations
     ------------------------

The company derives all of its revenues from international sales. International sales are subject to significant risks. These include unexpected changes in legal and regulatory requirements and policy changes affecting the company's markets; changes in tariffs, currency exchange rates and other trade barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the company's intellectual property; and potentially adverse tax consequences. Effective July 1, 1998 the company entered into an agreement with the Government of Canada's Export Development Corporation under which accounts receivable will be insured up to 90% of their value, thereby protecting the company against credit risks associated with potentially volatile foreign markets.

     Dependence on key personnel
     ---------------------------

The highly competitive market for qualified personnel could adversely affect the company's ability to attract and retain competent managerial, sales, marketing, and technical personnel - especially software engineers and developers.

Outlook

For fiscal 1999, growth is anticipated in all product and service revenue categories. Software license fees will grow on the strength of recent contracts for software platforms and radiology and image-guided surgery applications. ISG's Windows Viewing and Reading Station software and new archive software released in the third quarter of fiscal 1998 and the fiscal 1999 launch of the new SNN Scout image- guided surgery software should make especially strong contributions. Additionally, the SNN will have growing impact on revenue in fiscal 1999 and beyond, when software standardization among SNN member companies based on ISG's Windows- based software has occurred.

Management also expects IAP licensing fees will rise in fiscal 1999 as customers increase their shipments of new scanners that embed this software platform. ISG's recent expansion of its software development team and rising number of contracts to develop custom medical scanning applications for its customers should fuel future contract engineering revenue growth. Additionally, service revenue is expected to increase in fiscal 1999 due to escalation clauses in existing contracts and the recent introduction of computer-based training, and should continue to grow in future years as the company expands its ability to generate additional annuity- like revenue streams.

The medical imaging software industry is expected to grow at an accelerating rate over the next several years, and management is committed to maintaining its leading position in this field. To reinforce ISG's technological and market leadership, strategic investment in R& D will remain a priority.

Management anticipates company earnings will continue to grow in fiscal 1999 and beyond due to rising revenue and the resultant decline in average costs as ISG increasingly shifts from a development to a production and marketing mode.

                  Consolidated Financial Statements of


                  I.S.G. TECHNOLOGIES INC.


                  Years ended June 30, 1998, 1997 and 1996

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of I.S.G. Technologies Inc. as at June 30, 1998 and 1997 and the consolidated statements of operations, deficit and changes in financial position for each of the years in the three-year period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998 and 1997 and the results of its operations and the changes in its financial position for each of the years in the three-year period ended June 30, 1998 in accordance with generally accepted accounting principles in Canada, which, except as disclosed in note 19 to the consolidated financial statements, also conform in all material respects in accordance with generally accepted accounting principles in the United States.





/s/ KPMG LLP

Chartered Accountants



Toronto, Canada

September 2, 1998

I.S.G. TECHNOLOGIES INC.
Consolidated Balance Sheets

June 30, 1998 and 1997
(In thousands)

------------------------------------------------------------------------------------------------------
                                                                            1998              1997
------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and short-term deposits                                       $  7,838          $  9,430
     Marketable securities (quoted market
       value $13,687; 1997 - $7,492)                                      12,449             7,488
     Accounts receivable                                                  11,510            12,673
     Inventory (note 2)                                                    1,792             2,706
     Prepaid expenses and other assets                                     1,223               893
     Current portion of note receivable                                      271             1,087
     Current portion of loans receivable                                   1,033                --
------------------------------------------------------------------------------------------------------
                                                                          36,116            34,277

Fixed assets (note 3)                                                      3,984             4,311
Note receivable (non-interest bearing, unsecured)                             --               473
Loans receivable (note 4)                                                  2,161             3,194

Deferred development costs (note 5)                                        4,046             1,623

------------------------------------------------------------------------------------------------------
                                                                        $ 46,307          $ 43,878
------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                           $  4,110          $  3,769

Deferred revenue                                                           6,694             5,034

Shareholders' equity:
     Capital stock (note 8)                                               62,853            62,853
     Deficit                                                             (27,044)          (27,542)
     Cumulative translation adjustment                                      (306)             (236)
------------------------------------------------------------------------------------------------------
                                                                          35,503            35,075

------------------------------------------------------------------------------------------------------
                                                                        $ 46,307          $ 43,878
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


On behalf of the Board:

_____________________  Director         _____________________  Director

I.S.G. TECHNOLOGIES INC.
Consolidated Statements of Operations

Years ended June 30, 1998, 1997 and 1996 (In thousands, except per share amounts)

---------------------------------------------------------------------------------------------------
                                                       1998              1997              1996
---------------------------------------------------------------------------------------------------
Revenue                                           $  36,055          $ 30,793          $ 28,763
Direct costs                                         10,207            12,067            10,813
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Gross margin                                         25,848            18,726            17,950

Expenses:
     Research and development                         7,351             7,160             6,209
     Sales and marketing                             10,223             6,316             6,546
     General and administration
       (note 9)                                       6,264             4,701             4,846
     Depreciation                                     2,272             1,930             1,717
     Write-down of product line (note 10)                --               875                --
---------------------------------------------------------------------------------------------------
                                                     26,110            20,982            19,318
---------------------------------------------------------------------------------------------------

                                                       (262)           (2,256)           (1,368)

Interest income                                         760               573             1,017
---------------------------------------------------------------------------------------------------

Income (loss) before the below noted items              498            (1,683)             (351)

Restructuring charge (note 11)                           --                --               550

Proxy and related costs (note 12)                        --             1,493                --

---------------------------------------------------------------------------------------------------
Net income (loss) for the year                    $     498          $ (3,176)         $   (901)
---------------------------------------------------------------------------------------------------

Earnings (loss) per share
      Basic and fully diluted                     $    0.04          $  (0.25)         $  (0.07)

---------------------------------------------------------------------------------------------------



Consolidated Statements of Deficit

Years ended June 30, 1998, 1997 and 1996
(In thousands)

---------------------------------------------------------------------------------------------------
                                                       1998              1997              1996
---------------------------------------------------------------------------------------------------

Deficit, beginning of year                        $ (27,542)         $(24,366)         $(23,465)

Net income (loss) for the year                          498            (3,176)             (901)

---------------------------------------------------------------------------------------------------
Deficit, end of year                              $ (27,044)         $(27,542)         $(24,366)
---------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

I.S.G. TECHNOLOGIES INC.
Consolidated Statements of Changes in Financial Position

Years ended June 30, 1998, 1997 and 1996
(In thousands)

-------------------------------------------------------------------------------------------------
                                                      1998              1997             1996
-------------------------------------------------------------------------------------------------
Cash provided by (used for):

Operating activities:
     Net income (loss) for the year                $   498           $(3,176)         $  (901)
     Depreciation expense not
       involving cash                                2,272             1,930            1,717
-------------------------------------------------------------------------------------------------
                                                     2,770            (1,246)             816

     Change in non-cash working capital item         2,904             2,538           (3,743)
         Deferred revenue                            1,660             4,131              226
-------------------------------------------------------------------------------------------------
                                                     7,334             5,423           (2,701)

Financing activities:
     Issue of shares                                    --                --               79
     Decrease in loans receivable                       --                27               96
     Decrease in note receivable                       473             1,814              122
-------------------------------------------------------------------------------------------------
                                                       473             1,841              297

Investing activities:
     Decrease (increase) in marketable
       securities                                   (4,961)           (1,184)           8,522
     Additions to fixed assets                      (1,945)           (2,443)          (2,184)
     Increase in deferred development costs         (2,423)           (1,092)            (531)
-------------------------------------------------------------------------------------------------
                                                    (9,329)           (4,719)           5,807
Effect of exchange rate changes on
   cash and short-term deposits                        (70)              (24)            (212)
-------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   short-term deposits                              (1,592)            2,521            3,191

Cash and short-term deposits,
   beginning of year                                 9,430             6,909            3,718

-------------------------------------------------------------------------------------------------
Cash and short-term deposits,
   end of year                                     $ 7,838           $ 9,430          $ 6,909
-------------------------------------------------------------------------------------------------

Change in non-cash working capital: Cash provided by (used for):
         Accounts receivable                       $ 1,163           $  (395)         $(2,846)
         Inventory                                     914             2,344           (1,535)
         Prepaid expenses and
           other assets                               (330)             (211)             200
         Current portion of note receivable            816                --               --
         Accounts payable and accrued
           liabilities                                 341               800              438

-------------------------------------------------------------------------------------------------
Change in non-cash working
   capital items                                   $ 2,904           $ 2,538          $(3,743)
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------
The Company is incorporated under the laws of Ontario and is engaged in the development, production and sale of imaging software for the medical imaging and informatics industry.

1.   Significant accounting policies:

     The Company's principal accounting policies are in accordance with generally accepted accounting principles in Canada and, except as discussed in note 19 to the consolidated financial statements, are also in all material respects in accordance with accounting policies generally accepted in the United States.

     (a) Principles of consolidation:

         These consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, I.S.G. Medical Systems Inc. and ISG Technologies (USA), Inc.

     (b) Joint venture:

         The Company's investment in a joint venture is accounted for by the proportionate consolidation method. The Company has a 65% interest in a joint venture with Mitsui & Co., Ltd. and Mitsui & Co. (Canada) Ltd. The accompanying financial statements include the Company's proportionate share of assets, liabilities, revenues and expenses of the joint venture.

     (c) Marketable securities:

         Short-term marketable securities are carried at the lower of cost and market value.

     (d) Inventory:

         Inventory consists of parts, components, work-in-progress and completed workstations. Parts and components are carried at the lower of average cost and replacement cost. Completed workstations are carried at the lower of average cost and net realizable value.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 2

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------




1.   Significant accounting policies (continued):

     (e) Fixed assets:

         Fixed assets are stated at cost. Depreciation is provided on the straight-line basis over the asset's estimated useful life, using the following annual rates:

         -----------------------------------------------------------------------

         Furniture and fixtures                                             20%
         Equipment                                                   30% to 50%
         Leasehold improvements                                      Lease term

         -----------------------------------------------------------------------

     (f) Research and development costs:

         Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred.

         Development costs are capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life.

     (g) Foreign currency translation:

         The Company records foreign currency at the Canadian dollar equivalent at the date of the transaction, and translates foreign currency monetary assets and liabilities at year-end exchange rates. Exchange gains and losses are included in income.

         The Company periodically utilizes forward foreign currency exchange contracts to hedge the effect of exchange rate changes on identified foreign currency exposures. Any gains and losses on these contracts are recorded as part of the related transactions.

         The operations of the joint venture are considered to be self-sustaining. Assets and liabilities are translated at year-end exchange rates, operating items are translated at average exchange rates and gains and losses on translation are included as a component of shareholders' equity.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 3

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------

1.   Significant accounting policies (continued):

     (h) Revenue recognition:

         The Company's revenues are derived from product revenues, comprising primarily of license fees, contract research and development, hardware sales and service revenues, which includes customer support, product upgrades, installation, and training. Fees for services are billed separately from licenses of the Company's products. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company's circumstances, are not materially different from the amounts that would be determined under the provision of the American Institute of Certified Public Accountants Statement of Position No. 91-1 Software Revenue Recognition.

         Product revenues are recognized pursuant to a contract, when software is shipped, provided that no significant obligations on part of the Company remain outstanding and collection of the related receivable is deemed probable by management. Service revenues related to ongoing customer support and product upgrades, which are generally paid in advance and are non-refundable are recognized over the life of the contract, which is typically twelve months when the services are performed. Revenues from hardware sales are recognized when the product is shipped. Revenues from contract research and development, installation and training services are recognized when the services are performed.

         Product license fees and service revenues that have been prepaid but do not yet qualify for recognition under the Company's revenue recognition policy are reflected as deferred revenue on the Company's balance sheet.

     (i) Measurement uncertainty:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 4

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------

2.     Inventory:

       -------------------------------------------------------------------------
                                                        1998             1997
       -------------------------------------------------------------------------

       Finished goods                                $   281           $  657
       Parts and components                            1,511            2,049

       -------------------------------------------------------------------------
                                                     $ 1,792           $2,706
       -------------------------------------------------------------------------

3.     Fixed assets:

       -------------------------------------------------------------------------
                                                        1998             1997
       -------------------------------------------------------------------------

       Furniture and fixtures                        $   179           $  159
       Equipment                                       8,329            6,831
       Leasehold improvements                          2,660            2,233
       -------------------------------------------------------------------------
                                                      11,168            9,223

       Less accumulated depreciation                   7,184            4,912

       -------------------------------------------------------------------------
                                                     $ 3,984           $4,311
       -------------------------------------------------------------------------

4.     Loans receivable:

       -------------------------------------------------------------------------
                                                        1998             1997
       -------------------------------------------------------------------------

       Share purchase loans                          $ 2,894           $2,894
       Other amounts receivable                          300              300
       -------------------------------------------------------------------------
                                                       3,194            3,194

       Less current portion                            1,033               --

       -------------------------------------------------------------------------
                                                     $ 2,161           $3,194
       -------------------------------------------------------------------------

       The share purchase loans are non-interest bearing and were due October 1998. The Board of Directors approved the extension of the maturity of certain of these loans until October 1999.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 5

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------

5.   Deferred development costs:

     In 1998 and 1997, the Company capitalized development costs relating to new products not exceeding amounts recoverable over the life of the product. These costs will be amortized on a straight-line basis over a period of two to three years, representing the estimated average sales life of the products commencing on the date of commercial production. In 1998 and 1997, no amortization was charged to operations.

6.   Bank indebtedness:

     Under the terms of a bank revolving credit agreement and conditional on the Company meeting certain financial covenants, the Company can borrow up to $2,500 and U.S. $500.

7.   Commitments:

     The Company is committed under long-term operating leases for the rental of premises and office equipment. The minimum annual lease principal payments for the four years subsequent to June 30, 1998 are:


     ---------------------------------------------------------------------------

       1999                                                                  985
       2000                                                                  749
       2001                                                                  459
       2002                                                                  459

     ---------------------------------------------------------------------------

8.   Capital stock:

     (a) The Company has authorized an unlimited number of common shares. The balance of issued and outstanding common shares for 1998, 1997 and 1996 is 12,605 shares.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 6

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------

8.   Capital stock (continued):

     (b) The Company has also granted options to certain employees and officers to purchase common shares.

     Details of all options outstanding are as follows:

     --------------------------------------------------------------------------------------------
                                     Number of
                                  shares under
           Exercise                    options               Exercisable at
           price range           June 30, 1998                June 30, 1998                 Expiry
     --------------------------------------------------------------------------------------------

             $ 7.00                         21                           21                  1998
               9.00                         15                           11                  2001
               5.25 - 7.00                 612                          547                  2002
               5.75 - 6.75                  95                           68                  2003
               3.30 - 3.90                 523                           98                  2004
               3.70 - 3.95                 228                            0                  2005

     --------------------------------------------------------------------------------------------
                                         1,494                          745
     --------------------------------------------------------------------------------------------

     During 1998, the Company issued 578 options at an average price of $3.81, cancelled 243 options and no options were exercised. Under the stock option plan, the aggregate number of options cannot exceed 1,900 shares.

     (c) Weighted average number of common shares outstanding are as follows:

     --------------------------------------------------------------------------------------------
                                         1998             1997              1996
     --------------------------------------------------------------------------------------------

                                       12,605           12,605            12,603

     --------------------------------------------------------------------------------------------


9.   General and administration:

     Included in general and administration expense for the years ended June 30, 1998, 1997 and 1996 is bad debt expense of $650, $Nil and $1,664, respectively.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 7

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------

10.  Write-down of product line:

     During 1997, a decision was made to discontinue a product line. All items in inventory associated with this product line were written down to net realizable value.

11.  Restructuring charge:

     During 1996, the Company restructured its sales, support and marketing departments, incurring severance and related costs associated with the restructuring.

12.  Proxy and related costs:

     During 1997, the Company incurred legal and other related costs in connection with a proxy challenge initiated by a major shareholder for management control of the Company. Prior to the Annual General Meeting, the major shareholder withdrew the challenge.

13.  Joint venture operations:

     During 1995, I.S.G. Technologies Inc., Mitsui & Co., Ltd. and Mitsui & Co. (Canada) Ltd. entered into an agreement to establish a joint venture. The joint venture became effective May 18, 1995 with contributions of cash by the venturers. The accompanying financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenues, expenses and changes in financial position. Details of the Company's interest is presented in note 19(e).

14.  Segmented information and major customers:

     (a) The Company's dominant industry segment is the development and sale of visualization software for the medical imaging market.

          All of the Company's revenues are exports as follows:

     -----------------------------------------------------------------------------------
                                          Total
                                       revenues           Asia         U.S.       Europe
     -----------------------------------------------------------------------------------
           Year ended June 30:

           1998                       $36,055          $15,674      $ 9,326      $11,055
           1997                        30,793           10,900       13,744        6,149
           1996                        28,763           12,573       10,366        5,824

     -----------------------------------------------------------------------------------

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 8

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------


14.  Segmented information and major customers:

     (b) Sales and contract revenue to customers that individually generate more than 10% of revenue are as follows (in aggregate):

     ---------------------------------------------------------------------------
           Year ended June 30:

           1998                                                          $13,846
           1997                                                            9,309
           1996                                                           16,935

     ---------------------------------------------------------------------------

15.  Income taxes:

     Under the Income Tax Act, certain expenditures are classified as Scientific Research & Experimental Development expenditures and are grouped into a pool for tax purposes which is 100% deductible in the year incurred. This expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

     The balance of the Scientific Research & Experimental Development expenditure pool at June 30, 1998 is approximately $31,075 (1997 - $31,200).

     The Company has also earned estimated investment tax credits ("ITCs") on Scientific Research & Experimental Development expenditures which will expire as follows:

     ---------------------------------------------------------------------------
       Year                                                               Amount
     ---------------------------------------------------------------------------
       2003                                                              $   493
       2004                                                                1,247
       2005                                                                1,666
       2006                                                                2,435
       2007                                                                3,250
       2008                                                                1,667

     ---------------------------------------------------------------------------
                                                                         $10,758
     ---------------------------------------------------------------------------

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 9

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------


16.  Fair values of financial instruments:

     The Company uses financial instruments, primarily forward foreign currency exchange contracts, to hedge its exposure to the U.S./Canadian dollar exchange rate as a result of receiving the majority of its revenue in U.S dollars. These consolidated financial statements include, to varying degrees, elements of market, credit and exchange risk in excess of amounts recognized in the balance sheets. The Company does not require collateral or other security to support financial instruments with credit risks. At June 30, 1998, the Company has outstanding foreign currency exchange contracts that represent a commitment to sell U.S. dollars of approximately U.S. $4.9 million (1997 - U.S. $5.0 million) over a period of six months at a weighted average exchange rate of Cdn. $1.383 (1997 - $1.385). At June 30, 1998, the estimated fair value liability of these contracts is $400 (1997 - $Nil).

     The carrying values of the Company's other financial instruments, except marketable securities as disclosed on the balance sheets, approximate their fair values due to the short term to maturity of the various instruments.

17.  Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effect of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations.

     It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

18.  Subsequent event:

     On July 24, 1998, the Company signed an agreement to purchase an 80% share of Surgical Navigation Specialists Incorporated, a company formed to market and sell surgical navigation software. ISG will contribute intellectual property and other assets with a value of $9.2 million, including cash of US $350 in exchange for this ownership. This transaction is expected to close by September 30, 1998.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 10

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------


19.  Generally accepted accounting principles ("GAAP") in Canada and the United
     States:

     Differences between Canadian and United States accounting principles, as they would affect the Company's financial statements, are as follows:

     (a) Under United States GAAP, the consolidated statements of changes in financial position would contain the following additional disclosure requirements:

     ---------------------------------------------------------------------------
                                    1998                1997                1996
     ---------------------------------------------------------------------------

           Cash interest paid       $ --                $  7             $47
           Cash income taxes paid    152                 206              78

     ---------------------------------------------------------------------------

     (b) Under Canadian GAAP, unrealized and realized gains and losses on foreign currency translations identified as hedges may be deferred as long as there is reasonable assurance that the hedge will be effective. Under U.S. GAAP, deferral is allowed only on foreign currency transactions intended to hedge identifiable firm currency commitments.

     (c) Under both U.S. and Canadian GAAP, basic earnings per share is computed by dividing the net income (loss) for the period available to common shareholders as measured by the respective accounting principles (numerator), by the weighted average number of common shares outstanding during that period (denominator). Basic earnings per share excludes the dilutive effect of potential common shares.

          Fully diluted earnings per share under Canadian GAAP and diluted earnings per share under U.S. GAAP give effect to all potential common shares outstanding during the period. Under Canadian GAAP, fully diluted earnings per share is calculated assuming that the proceeds from the exercise of potential common shares are invested at an appropriate rate of return, and an imputed interest amount is added to net income for the period. The number of fully diluted shares outstanding represents the weighted average maximum number of potential common shares outstanding. Under U.S. GAAP, the weighted average number of diluted shares outstanding is calculated assuming that the proceeds from potential common shares are used to repurchase common shares at the average share price in the period. No adjustment is made to net income for imputed interest in calculating diluted earnings per share under U.S. GAAP. The options outstanding have an anti-dilutive effect on the calculation of diluted earnings per share for each of the periods presented and, as a result, there is no difference between earnings (loss) per share figures under Canadian and United States GAAP.

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 11

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------


19. Generally accepted accounting principles ("GAAP") in Canada and the United States (continued):

     (d) Under United States GAAP, the Financial Accounting Standards Board adopted Statement 109, "Accounting for Income Taxes", which became effective for fiscal years beginning after December 15, 1992. The Company has determined that adoption of the new standard would not have a material effect on measurement of income taxes in its financial statements.

     (e) Beginning in 1996, United States accounting principles allow, as specified in SFAS 123, but do not require companies to record compensation cost for employee stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method prescribed by APB 25. The Company has determined that there are no differences between Canadian and United States accounting principles.

     (f) Under United States GAAP, interests in joint ventures are accounted for using the equity method of accounting as opposed to proportionate consolidation. The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. Under United States GAAP, the consolidated balance sheets would contain the following:

     ---------------------------------------------------------------------------
                                                  1998          1997        1996
     ---------------------------------------------------------------------------

           Investment in Nippon ISG Corporation   $596          $669        $930

     ---------------------------------------------------------------------------


          The consolidated statements of operations would contain the following:


     ---------------------------------------------------------------------------
                                                  1998          1997        1996
     ---------------------------------------------------------------------------

           Equity in losses of Nippon ISG
              Corporation                        $(73)         $(262)       $(92)

     ---------------------------------------------------------------------------

I.S.G. TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 12

Years ended June 30, 1998, 1997 and 1996
(In thousands)

--------------------------------------------------------------------------------


19. Generally accepted accounting principles ("GAAP") in Canada and the United States (continued):

     In addition to the above disclosures, the consolidated balance sheets, statements of operations, and changes in financial position would be reduced by their values and changes in values that were proportionately accounted for in the consolidated financial statements under Canadian GAAP.

     A summary of the Company's proportionate share in Nippon ISG Corporation is as follows:

     -------------------------------------------------------------------------------------
                                                             1998        1997         1996
     -------------------------------------------------------------------------------------
           Current assets                                   $ 628      $  507       $  851
           Long-term assets                                   176         318          282

           Current liabilities                                519         398          416

           Revenues                                          1429         920        1,044
           Expenses                                          1504       1,182        1,137
           Net loss                                           (74)       (262)         (92)

           Cash flows used in operating activities             12        (239)        (122)

           Cash flows from financing activities                --          --           --

           Cash flows used in investing activities             58        (118)        (360)

     -------------------------------------------------------------------------------------


20.  Comparative figures:

     Certain comparative figures have been reclassified to conform with the current year's presentation.

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS


We hereby consent to the use of our report dated September 2, 1998 included in the Form 20-F for I.S.G. Technologies Inc.


/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
January 12, 1999