Form 20-F
CEDARA SOFTWARE CORP
filed 2002-12-20
CIK 883261

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   Form 20-F
 _
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     -OR-

|X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2002

                                     -OR-
 _
|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______

         Commission File Number:  0-19865

------------------------------------------------------------------------------
                             CEDARA SOFTWARE CORP.
            (Exact name of Registrant as specified in its charter)

                                Ontario, Canada
                        (Jurisdiction of Incorporation)

                               6509 Airport Road
                         Mississauga, Ontario, L4V 1S7
                             Canada (905) 672-2100
             (Address of Registrant's principal executive offices)
------------------------------------------------------------------------------

Securities registered pursuant to Section 12(b) of the Act:

                                     None

Securities registered pursuant to Section 12(g) of the Act:

                          Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None

Indicate the number of outstanding shares of each class of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

       As at June 30, 2002, 24,157,621 common shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes |X|   No | |

Indicate by check mark which financial statement item the registrant has elected to follow.

                                Item 17 |X|   Item 18  | |


                               TABLE OF CONTENTS

   ITEM 1.         Identity of Directors, Senior Management and Advisors..........................................1

   A.     Directors and Senior Management.........................................................................1

   B.     Advisors................................................................................................1

   C.     Auditors................................................................................................1

   ITEM 2.         Offer Statistics and Expected Timetable........................................................1

   A.     Offer Statistics........................................................................................1

   B.     Method and Expected Timetable...........................................................................1

   ITEM 3.         Key Information................................................................................2

   A.     Selected Financial Data.................................................................................2

   B.     Capitalization and Indebtedness.........................................................................4

   C.     Reasons for the Offer and Use of Proceeds...............................................................4

   D.     Risk Factors............................................................................................4

   ITEM 4.         Information on the Registrant..................................................................7

   A.     History and Development of the Registrant...............................................................7

   B.     Business Overview......................................................................................11

   C.     Organizational Structure...............................................................................14

   D.     Property, plant and equipment..........................................................................15

   ITEM 5.         Operating and Financial Review and Prospects..................................................15

   A.     Operating Results......................................................................................15

   B.     Liquidity and Capital Resources........................................................................16

   C.     Research, Development, Patents and Licenses, etc.......................................................20

   D.     Trend Information......................................................................................20

   ITEM 6.         Directors, Senior Management and Employees....................................................22

   A.     Directors and Senior Management........................................................................22

   B.     Compensation...........................................................................................23

   C.     Board Practices........................................................................................26

   D.     Employees..............................................................................................27

   E.     Share Ownership........................................................................................27

   ITEM 7.         Major Shareholders and Related Party Transactions.............................................28

   A.     Major Shareholders.....................................................................................28

   B.     Related Party Transactions.............................................................................29

   C.     Interests of experts and counsel.......................................................................30

   ITEM 8.        Financial Information..........................................................................30

   A.     Consolidated Statements and Other Financial Information................................................30

   B.     Significant Changes....................................................................................30

   ITEM 9.        The Offer and Listing..........................................................................30

   A.     Offer and Listing Details..............................................................................30

   B.     Plan of Distribution...................................................................................31

   C.     Markets................................................................................................31

   ITEM 10.       Additional Information.........................................................................31

   A.     Share capital..........................................................................................31

   B.     Memorandum and Articles................................................................................31

   C.     Material contracts.....................................................................................33

   D.     Exchange Controls......................................................................................35

   E.     Taxation...............................................................................................36

   F.     Dividends and paying agents............................................................................37

   G.     Statements by experts..................................................................................37

   H.     Documents on display...................................................................................37

   I.   Subsidiary information...................................................................................37

   ITEM 11.         Quantitative and Qualitative Disclosures about Market Risk...................................37

   A.     Quantitative Information About Market Risk.............................................................37

   B.     Qualitative Information About Market Risk..............................................................37

   ITEM 12.         Description of Securities Other than Equity Securities.......................................37

   A.     Debt Securities........................................................................................38

   B.     Warrants and Rights....................................................................................38

   C.     Other Securities.......................................................................................38

   D.     American Depository Shares.............................................................................38

   ITEM 13.         Defaults, Dividend Arrearages and Delinquencies..............................................38

   ITEM 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds.................38

   A.     Material Modification to Rights Attaching to Registered Securities.....................................38

   B.     Material Modifications to Rights Attaching to Other Securities.........................................38

   C.     Substitutions or Withdrawals of Assets.................................................................38

   D.     Changes In Trustees or Paying Agents...................................................................39

   E.     Use of Proceeds........................................................................................39

   ITEM 15.         Controls and Procedures......................................................................39

   ITEM 16.         [Reserved]...................................................................................39

   ITEM 17.         Financial Statements.........................................................................40

   ITEM 18.         Financial Statements.........................................................................40

   ITEM 19.         Exhibits.....................................................................................41

                                    PART I


ITEM 1.        Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management.

               Information not required for annual report.

B.    Advisors.

               Information not required for annual report.

C.    Auditors.

               KPMG LLP, of Toronto, Ontario has been the auditor of the registrant since 1986. KPMG LLP is a member of the Institute of Chartered Accountants of Ontario.

ITEM 2.           Offer Statistics and Expected Timetable

A.    Offer Statistics.

               Information not required for annual report.

B.    Method and Expected Timetable.

               Information not required for annual report.

ITEM 3.           Key Information

A.    Selected Financial Data.

    Selected Historical Consolidated Financial Data

    The following table sets forth, for the periods and dates indicated, selected historical consolidated financial data of Cedara Software Corp. ("the Company" or "Cedara") and should be read in conjunction with the audited consolidated financial statements of the Company (the "Consolidated Financial Statements") and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The consolidated financial data as at and for the fiscal years ended June 30, 2002, 2001, 2000, 1999 and 1998 have been derived from the Consolidated Financial Statements after re-stating prior years' financial data to give effect to discontinued operation accounting of the Company's Surgical Navigation Specialists line of business, as adopted in fiscal 2001. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). To the extent applicable to the Consolidated Financial Statements, Canadian GAAP conforms in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in note 22 to the Consolidated Financial Statements. No dividends were paid on the Common Shares of the Company during the periods presented. The Company's historical results are not necessarily indicative of the results that may be expected for any future period.

Consolidated Statements of Operations (Canadian GAAP)
(In thousands of Canadian dollars, except per share amounts)

--------------------------------------------------- -------------------------------------------------------------------
                                                                        Fiscal Year Ended June 30,
                                                    ------------- -------------- ------------ ------------ ------------
                                                        2002          2001          2000         1999         1998
--------------------------------------------------- ------------- -------------- ------------ ------------ ------------
Revenue                                                $45,497        $46,740      $44,121      $38,491     $32,448

Income (loss) before interest income (expense),
   minority interest and goodwill amortization         (1,847)       (22,119)        3,210        4,389     (1,027)

Income (loss) from continuing operations               (3,551)       (26,359)        3,335        4,997       1,787

Income (loss) from discontinued operations               5,002       (41,442)     (10,003)      (3,195)     (1,289)

Net income (loss)                                       $1,451      $(67,801)     $(6,668)       $1,802        $498
--------------------------------------------------- ------------- -------------- ------------ ------------ ------------

Earnings (loss) per share from continuing operations:
   Basic                                                $(0.17)       $(1.60)        $0.23        $0.40       $0.14
   Diluted                                              $(0.17)       $(1.60)        $0.22        $0.37       $0.14
Earnings (loss) per share:
   Basic                                                $ 0.07        $(4.10)       $(0.47)       $0.14       $0.04
   Diluted                                              $ 0.07        $(4.10)       $(0.47)       $0.13       $0.04

Consolidated Statements of Operations (U.S. GAAP)
(In thousands of Canadian dollars, except per share amounts)
--------------------------------------------------- -------------------------------------------------------------------
                                                                           Year Ended June 30,
                                                    ------------- -------------- ------------- ------------ -----------
                                                         2002         2001           2000          1999         1998
--------------------------------------------------- ------------- -------------- ------------- ------------ -----------
Income (loss) from continuing operations,
   Canadian GAAP                                        $(3,551)    $(26,359)       $3,335         $4,997      $1,787
Foreign exchange gains and losses on hedged
   transactions(1)                                          (54)         269          (529)           314        (400)
Provision for employee share purchase loans
   receivable(2)                                             838       1,056              -             -            -
Purchased in-process research and development
   expense                                                 1,719       1,279        (5,748)             -            -
--------------------------------------------------- ------------- -------------- ------------- ------------ -----------
Net Income (loss) from continuing operations,            (1,048)    (23,755)        (2,942)         5,311        1,387
   U.S. GAAP
   Income (loss) from discontinued operations              5,002    (41,442)       (10,003)       (3,195)      (1,289)
--------------------------------------------------- ------------- -------------- ------------- ------------ -----------
Net income (loss), U.S. GAAP                              $3,954   $(65,197)     $(12,945)         $2,116          $98
--------------------------------------------------- ------------- -------------- ------------- ------------ -----------
--------------------------------------------------- ------------- -------------- ------------- ------------ -----------
Earnings (loss) per share from continuing operations:
Basic earnings (loss) per share, under U.S. GAAP         $(0.05)        $(1.44)       $(0.21)        $0.42       $0.11
Diluted earnings (loss) per share, under U.S. GAAP       $(0.05)        $(1.44)       $(0.21)        $0.39       $0.10
Earnings (loss) per share:
Basic earnings (loss) per share, under U.S. GAAP          $0.19         $(3.95)       $(0.91)        $0.17       $0.01
Diluted earnings (loss) per share, under U.S. GAAP        $0.19         $(3.95)       $(0.91)        $0.14       $0.01

(1) Previously reported gains and losses of $53 in the year ended June 30, 2001 and $99 for the year ended June 30, 2000 have been revised to the above-noted amounts.
(2) The previously reported net loss from continuing operations (U.S. GAAP) for the year ended June 30, 2001 has been revised to include the add-back to income (loss) of the provision for employee share purchase loans receivable.

Consolidated Balance Sheets (U.S. GAAP)
(In thousands of Canadian dollars, except share amounts)
---------------------------------------------------- -------------------------------------------------------------------
                                                                               As of June 30,
                                                     ------------- -------------- ------------ ------------ ------------

                                                         2002          2001          2000         1999         1998
---------------------------------------------------- ------------- -------------- ------------ ------------ ------------
Total assets                                             $25,725        $37,369      $70,535      $47,999      $42,844
Shareholders' equity (deficiency)                         $8,329      $(14,258)      $48,210      $34,146      $32,040
Capital stock, including warrants                       $107,314        $88,681      $86,347      $59,105      $59,659
Common shares outstanding                             24,157,621     16,997,994   16,204,647   12,543,710   12,605,437

    Exchange Rate Information

    The Company publishes its Consolidated Financial Statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to "$" are to Canadian dollars and references to "US$" are to United States dollars.

    The following table sets forth the high and low exchange rates for each of the previous six months, and the average rate for each of the five most recently completed fiscal years, calculated by using the average of the exchange rates on the last day of each month during the year, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

Monthly Data                                                  Annual Data
------------                                                  -----------
                                                              (for fiscal years ended June 30)
                                                              --------------------------------
                                 High             Low                        Average
December 2002 (through
   December 15)                 0.6431           0.6386
November 2002                   0.6440           0.6288
October 2002                    0.6407           0.6272         2002         0.6376
September 2002                  0.6433           0.6304         2001         0.6579
August 2002                     0.6442           0.6264         2000         0.6725
July 2002                       0.6603           0.6297         1999         0.6744
June 2002                       0.6619           0.6452         1998         0.6713
May 2002                        0.6547           0.6366


    On December 19, 2002, the inverse of the Noon Buying Rate was
US$0.6461 = $1.00.

B.    Capitalization and Indebtedness.

               Information not required for annual report.

C. Reasons for the Offer and Use of Proceeds.

               Information not required for annual report.

Special Note Regarding Forward-Looking Statements

    Certain statements contained in this annual report under the captions "Information on the Company" and "Operating and Financial Review and Prospects" and elsewhere in this annual report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this annual report, the words, "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" below. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

D.    Risk Factors.

    Liquidity

    The Company's operating line of credit is fully secured by Analogic Corporation, through a letter of credit issued to the Company's bank by Analogic Corporation. Because of the letter of credit guarantee, the banking agreement between the Company and the National Bank of Canada does not require the Company to comply with any financial covenants. There can be no assurance that Analogic Corporation will continue to support the Company's operating line of credit past the current renewal date of December 20, 2003, or that the Company would be able to maintain or replace its operating line of credit without support from Analogic Corporation. The Company has experienced operating losses in prior years and there can be no assurance that the Company will maintain profitable operations on a go-forward basis. The Company's ability to obtain additional financing is subject to a number of factors, including market conditions and its operating performance, that may make the timing, amount, terms and conditions of additional financing unattractive for the Company. If the Company raises additional funds by selling equity securities, the relative equity ownership of its existing shareholders could be diluted or the new investors could obtain terms more favorable than those that apply to existing shareholders. If the Company raises additional funds through debt financing, it could incur significant borrowing costs and become subject to restrictive covenants, including restrictions on further indebtedness, restrictions on liens and restrictions on merger, consolidation or sale of assets.

    Major Customers

    The Company's strategy is to provide products and services to multiple divisions of the largest companies in the medical imaging industry. As a result, the Company has four customers that each represent 10% or more of its consolidated revenues and, on an aggregate basis, these four customers represented approximately 64% of the Company's consolidated revenue for the fiscal year ended June 30, 2002. Any disruption in the Company's relationships with these customers could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

    Dependence on Key Personnel

    Loss of any senior management or other key personnel of the Company could have a disruptive effect on the implementation of the Company's business strategy and the efficient running of day-to-day operations. In particular, the Company may need to hire additional sales people, technical staff (especially software engineers and developers), managerial and marketing personnel. Competition for personnel throughout the health care and information technology industries is intense. The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, thereby restricting its growth potential.

    Fluctuations in Quarterly Financial Results

    The Company typically realizes a larger percentage of its annual revenue and earnings in the third and fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the fiscal year, principally due to the timing of annual license contract renewals from major customers. As a result of this seasonality, the Company is required to manage its working capital to ensure that it has sufficient liquidity to meet its operating needs throughout the year. There can be no assurance that the Company will be able to effectively manage its working capital requirements in the future.

    Competitors

    The Company operates in a single industry segment, and services the diagnostic imaging, image management, and therapy phases of the clinical workflow process. The primary competitors for the Company's diagnostic imaging products are the internal development groups of large diagnostic imaging companies. The primary competitors for the Company's management products are various Picture Archiving and Communications System ("PACS") software vendors that offer solutions that are similar to those offered by the Company.

    Some of the Company's current or future competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. These competitors may be able to undertake more extensive research and development, manufacturing and marketing efforts and may be able to adopt more aggressive pricing policies. In addition, some of the Company's competitors have more extensive customer bases and broader customer relationships that could be leveraged, including relationships with the Company's current and potential customers. Some of the Company's competitors also have significantly more established customer support and professional services organizations and more extensive direct and indirect sales channels than the Company. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than the Company. As a result, the Company may not be able to maintain its competitive position and market share against current or future competitors, which could seriously harm its business and results of operations.

    Technological Change

    The market for Cedara's products is characterized by rapid and significant technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The development of new technologies, commercialization of those technologies into products, and market acceptance and customer demand for those products is critical to the Company's success. Successful product development and introduction depends upon a number of factors, including new product selection, timely and efficient completion of product design, product performance at customer locations and development of products by competitors. If the Company does not properly identify the feature preferences of its existing and potential customers, or if it fails to deliver features that meet the requirements of these customers on a timely basis, the Company's ability to market its products successfully and to increase its revenues will be impaired.

    International Operations

    The Company's business operations outside the United States and Canada subjects it to numerous inherent potential risks associated with international operations, including:

o     difficulties in customizing the Company's products for foreign markets;

o     difficulties in establishing relationships with foreign companies;

o     import or export licensing requirements;

o     longer payment cycles;

o increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

o     potential adverse tax consequences;

o     limited or unfavorable intellectual property protection;

o seasonal reductions in business activity during the summer months in Europe and some other parts of the world; and

o     recessionary environments in foreign economies.

      Exchange Rate Fluctuations

    The Company derives all of its revenue from sales outside of Canada. Accordingly, the prices realized by the Company are affected by changes in the exchange rate of Canadian dollars for U.S. dollars or Canadian dollars for other foreign currencies. The majority of the Company's costs are payable in Canadian dollars and, therefore, the financial results of the Company are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar or other currencies could have an adverse effect on the Company's results of operations.

    Intellectual Property

    The Company is heavily dependent upon proprietary technology. The Company has been issued five patents, has 25 patents pending and is the exclusive licensee of five patents, all with respect to strategic features embodied in its principal products. In addition, the Company has further patent applications under evaluation with respect to certain software technology currently under development by the Company.

    The Company relies principally upon patent, copyright, trademark, and trade secret laws to protect its proprietary technology. Where appropriate, the Company also enters into nondisclosure agreements with persons to whom it reveals its proprietary information, such as original equipment manufacturers that the Company works with concerning future products. There can be no assurance, however, that these laws or nondisclosure agreements will be adequate to prevent misappropriation or independent third-party development of the same or similar technology.

    It is possible that the Company's intellectual property rights could be successfully challenged by one or more third parties, which could result in its inability to exploit, or its loss of the right to prevent others from exploiting, certain intellectual property. In addition, reverse engineering, unauthorized copying or other misappropriation of the Company's technology could enable third parties to benefit from its technology without paying the Company for it, which could significantly harm its business.

    Any claims or litigation initiated by the Company to protect its proprietary technology could result in significant expense to the Company and divert its technical and management resources, whether or not the claims or litigation are determined in favor of the Company.

    There is also a risk that the Company's current or future products may infringe upon third party proprietary technology. The medical imaging industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. If a third party was to sustain a valid claim against the Company and any required license was not available on commercially reasonable terms, the Company's financial condition and operating results could be materially and adversely affected. The Company could be required to pay infringement damages, modify its products so they are non-infringing, discontinue offering products that are found to be infringing, or indemnify its customers. Furthermore, defending the Company against such claims could divert a significant portion of the Company's technical and management resources, whether or not the claims are determined in favor of the Company.

    Regulatory Clearances and Approvals for New Products

    The Company's products and services are subject to regulation in Canada under Health Canada's Medical Devices Regulations and as medical devices in the United States by the United States Food and Drug Administration (the "FDA"), and in other countries by corresponding regulatory authorities. The Company's ability to market new products and improvements to existing products depends upon the timing of appropriate licenses, pre-market clearance or approval from Health Canada, the FDA or any foreign counterparts. Failure to comply with applicable domestic or foreign regulatory requirements at any time during the production, marketing or distribution of products regulated by Health Canada, the FDA or any foreign counterparts could result in, among other things, seizures of products, total or partial suspension of production, refusal to grant licenses, clearances or approvals, withdrawal of existing licenses, clearances or approvals, or criminal prosecution, any one of which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

    Product Liability and Insurance

    The Company's business subjects it to the risk that it will incur product liability claims. No assurance can be given that the insurance coverage limits of the Company would be adequate to protect it against any product liability claims that may arise. The Company may require additional product liability insurance coverage as the Company commercializes new products or improves existing products. This insurance is expensive and may not be available on acceptable terms, or at all. Uninsured product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

    Nasdaq Listing Status

    In January 2002, the Company received a Nasdaq Staff Determination indicating that the Company failed to comply with either the US$4.0 million net tangible assets or the US$10.0 million minimum stockholders' equity requirements for continued listing on the Nasdaq National Market. Following a February 2002 hearing in Washington before a Nasdaq Listings Qualifications Panel at which Cedara executives made a presentation, the Panel decided, in March 2002, to continue Cedara's Nasdaq listing but to transfer such listing from the Nasdaq National Market to the Nasdaq SmallCap Market, effective April 1, 2002. There can be no assurance that Cedara will continue to meet the minimum requirements for listing on the Nasdaq SmallCap Market, including the requirement that the Company maintain a minimum bid price of US$1.00. On December 19, 2002, the closing price for the Company's common shares on Nasdaq was US$0.44. If the Company were to be delisted from the Nasdaq SmallCap Market, investors resident in the United States could encounter additional difficulty or inconvenience when selling their shares.

    Enforceability of Judgments

    The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, that all of its officers and directors, with the exception of Bernard M. Gordon and John Millerick, are residents of Canada, that some or all of the experts named in this annual report are residents of Canada, and that the Company and a substantial portion of its assets are located outside the United States.

ITEM 4.         Information on the Registrant

A. History and Development of the Registrant

    Cedara was originally incorporated as 502378 Ontario Limited under the Business Corporations Act (Ontario) by Articles of Incorporation, dated January 19, 1982. It changed its name to I.S.G. Technologies Inc. on August 18, 1982. Following the approval of shareholders obtained at the December 17, 1999 Annual and Special Meeting of Shareholders, the Company changed its name to "Cedara Software Corp." effective December 21, 1999.

    In 1986, the Company completed its initial public offering and listed its common shares on The Toronto Stock Exchange (the "TSX"). It completed a second public offering on both the TSX and The Nasdaq Stock Market in March 1992.

    Until 1987, the Company was primarily engaged in contract research and development. In 1987, it began development of a 3-Dimensional medical imaging workstation, which was the predecessor to the Company's Allegro product. The Company's first commercial sale of a medical imaging workstation occurred in 1989. Since then, the Company has focused its efforts on the development of visual data processing technologies for medical applications.

    In 1987, the Company entered into an agreement with Philips Medical Systems Nederland B.V. to develop the Gyroview Workstation and various application software packages for Philips Magnetic Resonance Imaging products. Shipments of Gyroview commenced in 1990 and continued until 1995, when Gyroview was replaced by Imaging Applications Platform ("IAP") technology.

    In 1991, the Company developed the software platform known as IAP, to facilitate faster time-to-market and less expensive development of medical imaging software applications. GE Medical Systems, a division of General Electric Company, licensed IAP for use in scanner products that same year. Philips Medical Systems and NORAN Scientific Instruments Inc. became licensees of the Company's IAP software in 1992.

    In March 1992, the Company publicly sold 2,150,000 common shares in Canada and the United States for net proceeds of approximately $32 million.

    In 1993, the Company signed an agreement with Elekta Instruments Inc. pursuant to which that company agreed to distribute the Company's new Viewing Wand product, a localization and navigation device used in surgery by neurosurgeons, ear, nose and throat surgeons, and orthopedic surgeons.

    In 1994, the Company developed a line of radiology application software products used in hospitals and physicians' offices to review and analyze medical images for both diagnosis and treatment plan purposes. Radiology application software supplanted the Allegro workstation product, which ceased production in 1996.

    From 1994 to 1996, the Company entered into agreements to provide custom developed application products (e.g., scanner consoles and viewing stations) and/or platform products such as IAP to Analogic Corporation, DuPont Diagnostic Imaging, Hitachi Medical Corporation, Siemens AG, Konica Medical and Shimadzu Corporation.

    In 1997, the Company established contractual relationships with hospital information system providers such as Corsoft AB, and E-Systems Medical Electronics Inc. The Company also signed a seven-year contract with Imnet Systems Inc. valued at a minimum of US$7.8 million, and a new custom engineering relationship with Toshiba Corporation of Japan.

    In June 1997, the Company launched the Surgical Navigation Network ("SNN"), a consortium of leading medical equipment companies that have chosen to standardize their image-guided surgery applications on the SNN SCOUT, a Windows-based image guided surgery platform developed by Surgical Navigation Specialists Inc. ("SNS"). The SNN is the first industry initiative to facilitate medical equipment integration across vendors.

    In 1998, the Company attracted several new members to the SNN, and Carl Zeiss Inc. became a 20% joint venture partner with the Company in SNS, which managed and supported the SNN. The Company also signed a 10-year umbrella agreement with Philips Medical Systems for a variety of software services.

    In May 1999, one of the Company's major Japanese customers began shipping its 3D post processing workstation, based on IAP with its CT scanners, resulting in a volume commitment of 800 licenses. Another Japanese customer re-engineered its UNIX products for Windows NT using IAP, and began delivery in the fourth quarter of fiscal 1999. This resulted in purchases of 200 IAP licenses from the Company. Also, a major product release of Silhouette, the Company's post-processing software application, was delivered at the end of fiscal 1999. Silhouette is the foundation for Siemens' 3D Virtuoso product line.

    In 1999, the Company also expanded its PACS software known as VR Softview (now I-Softview). PACS networks allow electronic images to be reviewed and analyzed on the computer screen by healthcare specialists at remote locations, from a hospital terminal to a radiologist's home office. Central electronic archives eliminate the problem of lost films, and reduce storage and distribution costs. The Company added VR SoftStore applications to complement the viewing software, and enable system integrators to build robust, flexible and scalable image storage and management solutions.

    On November 29, 1999, the Company closed a private placement financing whereby 3,000,000 special warrants of the Company were distributed for gross proceeds of $19.5 million. A short form prospectus qualifying in Canada the common shares of the Company issuable upon the exercise of the special warrants was receipted on February 4, 2000.

    In 2000, the Company consolidated its image management business with its core systems and services business, reflecting an industry consolidation in the PACS market. The new division, called the Imaging and Information Solutions division, accelerated enhancements to its core IAP software. It also advanced development of its re-usable, components-based software, producing fourteen components, including a multi-modality cardiology viewing package, compared to one in 1999. SNS, the Company's image guided therapy division, released its new generation image-guided surgery system, SNN 3.0 in the fourth quarter of fiscal 2000.

    On May 26, 2000, the Company acquired 91.5% of the outstanding shares of DICOMIT Dicom Information Technologies Corp. ("Dicomit"), an Ontario private company, increasing the Company's ownership to 100%. Dicomit is a healthcare solutions provider in the field of ultrasound technology. As consideration for this acquisition, Cedara issued 481,057 common shares having a fair value at the time of $4.2 million, three promissory notes payable with a fair value of $12.4 million (face value of $13.0 million - see note 5 to the Consolidated Financial Statements), and cash of $4.0 million. The costs of the acquisition amounted to $303,000. The principal amount of two of the promissory notes payable was to become due and payable only in the event that two of the former shareholders of Dicomit continued in their employment with the Company until after June 30, 2001. The two employees remained employed with the Company until June 30, 2001 and the Company settled the notes through payment of cash. In addition to the consideration paid to obtain control, the Company acquired 8.5% of Dicomit in April 2000 by way of the conversion of a subordinated debenture valued at $750,000.

    Effective October 1, 2000, the Company acquired the 20% interest in SNS held by Carl Zeiss, Inc. and Carl Zeiss Oberkochen in exchange for US$2.0 million of warrants (or 363,636 warrants) exercisable into common shares of the Company. As well, Carl Zeiss, Inc. and Carl Zeiss Oberkochen were granted call options to reacquire the common shares in SNS that they had transferred to the Company. Concurrently, SNS acquired the installed customer base, inventory and sales force of Zeiss' Image Guided Surgery business. The purchase price reflected the value of inventory purchased plus royalties payable to Carl Zeiss Inc. on future sales.

    On December 22, 2000, the Company completed the first tranche of an offering of exchangeable promissory notes (the "Notes") and followed on January 19, 2001, with a second tranche of Notes. Collectively, the offering raised an aggregate of $7.1 million for the Company before agent's commission of $355,000, agent's expenses of $5,000 and legal fees of $75,000. The Notes were exchangeable into convertible debentures at the option of the Company. Under an agreement with certain Note holders, the Company was required to file a prospectus with the Ontario Securities Commission in respect of the issuance of convertible debentures by May 22, 2001, or make a cash payment to the holders of $29.33 per $1,000 principal amount of the Notes. Despite its efforts, the Company was unable to resolve all the comments of the Ontario Securities Commission by May 22, 2001. On May 22, 2001, the Company did not exchange the Notes into convertible debentures and had paid neither the prospectus penalty of $208,000 nor the interest due on the Notes of $183,000. As a result, the Company received a letter from certain Note holders indicating an event of default and requesting payment in full. On December 17, 2001, the Company converted $3.5 million of the Notes to convertible debentures, which were in turn converted to common shares of the Company through the issuance of 1,400,000 common shares at $2.50 per common share. In January and February of 2002, an additional $1.5 million of the Notes were settled, resulting in a conversion of these Notes into 600,000 common shares at a conversion price of $2.50. Also, during the third quarter, an additional $350,000 of the Notes were settled by exchanging the Notes for convertible debentures, as described above.

    On June 29, 2001, the Company adopted a formal plan to dispose of SNS. On August 14, 2001, SNS obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA") from the Ontario Superior Court of Justice. The order had the effect of staying the current obligations of SNS to its creditors pending the acceptance of SNS Plan of Arrangement by the Court. The Plan of Arrangement was approved by the Court and SNS has settled with all creditors. On October 19, 2001, the Grenoble (France) commercial court opened a procedure of compulsory liquidation against SNS Surgical Navigation Specialists (France) SAS ("SNS France"). By virtue of this judgment, a liquidator was appointed to be in charge of collecting the assets of SNS France and paying its debts. On November 2, 2001, SNS Surgical Navigation Specialists International GmbH ("SNS International") submitted a petition for insolvency to the Amstgericht Aalen (Germany). The Amstgericht Aalen made the decision to appoint an insolvency administrator on November 6, 2001. Both SNS France and SNS International are in the process of being liquidated through insolvency proceedings. The third subsidiary of SNS, SNN Surigical Navigation Network Europe GmbH ("SNN Europe"), is in the process of being would up through orderly liquidation. In March 2002, the Company announced the sale of certain of SNS' intellectual property to a third party for a total purchase price of $2.7 million.

    On September 28, 2001, the Company completed a private placement of 4,000,000 common shares of the Company to Analogic Corporation at $2.96 per share, for net proceeds of $11.8 million. In connection with this investment by Analogic Corporation, Analogic Corporation received pre-emptive rights that enable it to maintain its 19% ownership interest in the Company in the event of future issuances of common shares by the Company, subject to regulatory approval. In addition to the equity investment, Analogic agreed to provide a guarantee to support the Company's bank facility.

    On November 23, 2001, the Company completed a private placement of 200,000 common shares of the Company to Cerner Corporation at $1.19 per share.

    In November 2001, at the Radiological Society of North America Conference in Chicago, the Company launched Cedara(TM) OpenEyes(TM), an advanced software platform that enables OEMs to bring their own imaging applications to market with greater speed and flexibility.

    On December 14, 2001, the Company issued a US$1.0 million (Cdn$1.6 million) short-term promissory note bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston) to Analogic. This promissory note was settled in January 2002.

    On December 28, 2001, the Company agreed with Carl Zeiss, Inc. to offset all amounts owing between Zeiss entities and Cedara entities, and to defer and reduce the balance owing to Zeiss entities. The revised obligation of Cedara is to pay US$1.5 million over 18 months commencing April 2002 and ending in September 2003, and for Cedara to provide US$1.5 million in software licenses and or services to Zeiss for the period December 10, 2001 until December 2004.

    On January 7, 2002, the Company entered into new banking arrangements with National Bank of Canada, which allow for a $9.0 million operating line of credit bearing interest at prime plus 1/2% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic Corporation has guaranteed the Company's bank operating facility by way of a letter of credit issued to the bank, and the Company entered into an indemnity and security agreement with Analogic. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property and should the National Bank of Canada draw on the letter of credit issued by Analogic, the bank's security position will transfer to Analogic. Analogic may acquire the indebtedness and security pursuant to the exercise of a call right.

    In January 2002, the Company received a Nasdaq Staff Determination indicating that the Company failed to comply with either the US$4.0 million net tangible assets or the US$10.0 million minimum stockholders' equity requirements for continued listing on the Nasdaq National Market. Following a February 2002 hearing in Washington before a Nasdaq Listings Qualifications Panel at which Cedara executives made a presentation, the Panel decided, in March 2002, to continue Cedara's Nasdaq listing but to transfer such listing from the Nasdaq National Market to the Nasdaq SmallCap Market, effective April 1, 2002.

    On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic Corporation at $2.35 per share, for net proceeds of $1.4 million. This investment, which represented the exercise of the pre-emptive rights granted to Analogic in the September 2001 financing described above, brought Analogic's interest in Cedara back to 19% on an after-investment basis.

    On May 14, 2002, the Company announced a private placement of convertible debentures for $1.1 million to Toyo Corporation ("Toyo") of Japan. The transaction included the purchase by Toyo of an existing promissory note of $0.5 million, the exchange of that promissory note for a $0.5 million unsecured convertible debenture and a new debenture issue from treasury of $1.1 million, for a total investment of $1.6 million. Under the terms of the financing, the convertible debentures bear interest of 5% per annum and mature in five years. The convertible debentures can be converted into common shares of the Company at a conversion price of $2.50 per share.

    On June 28, 2002, the Company announced that all of the remaining $1.25 million principal amount of Notes had been exchanged for $1.25 million in principal amount of convertible debentures due five years from the date of issuance, bearing interest at 5% per annum and convertible into common shares at a conversion price of $2.50 per share.

    On July 19, 2002, the Company formally dissolved Cedara Software USA Corp., its Delaware subsidiary. Prior to being dissolved this subsidiary was inactive.

    In August 2002, the Company announced the release of Cedara(TM) I-Route(TM), a teleradiology DICOM gateway that compresses and distributes clinical studies to physicians at remote locations across point-to-point connections, allowing these remote physicians to better manage high volumes of medical images.

    Also in August 2002, the Company launched Cedara(TM) I-Acquire(TM) , a universal software application in which multiple digital detectors, CR (computed radiography) scanners and X-ray generators can be integrated into a powerful acquisition console, which improves ease of use and productivity for busy technologists, as well as giving original equipment manufacturers and system integrators the freedom to choose and quickly package detectors, scanners, and generators from different vendors into an assortment of tailored solutions, thereby addressing a broader range of clinical applications with less effort and faster time to market.

    On August 27, 2002, Analogic agreed to provide an additional guarantee in support of the Company's operating line of credit, by increasing its supporting letter of credit by up to $3.0 million, on an as required basis, in increments of $1.0 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3.0 million increase, Analogic has agreed to make available up to $2.0 million of additional support.

    On October 18, 2002, Cedara issued to Analogic a promissory note in the principal amount of US$650,000 bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston). On the same day, the parties amended their existing indemnity and security agreement, dated December 14, 2001, to extend its application to the newly issued promissory note.

The Company's capital expenditures over the past three fiscal years were as follows:

Capital Expenditures, Net of Dispositions
(in thousands of Canadian dollars)
===========================================================================
                                       Fiscal Year Ended June 30,
                             ----------------------------------------------
                                  2002             2001               2000
---------------------------------------------------------------------------
Furniture and fixtures           $(26)            $(85)               $683
Equipment                           49              738                438
Software                            22              558              1,157
Leasehold improvements              63              337              1,877
                             ---------- ---------------- ------------------
                                  $108           $1,548             $4,155
===========================================================================

    The Company purchased capital assets totaling $0.9 million in the three months ended September 30, 2002, which includes leasehold improvements associated with consolidating operations into one facility and an enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of Microsoft XP-family of products and future release of new software versions over a three year period, and standardizing the Company's development environment to the latest Microsoft development platform. The Company currently has no plans to make any additional material capital expenditures or divestitures.

    The Company's principal office is located at 6509 Airport Road, in Mississauga, Ontario Canada. The telephone number for Cedara's principal office is (905) 672-2100.

B.    Business Overview

    Overview

    The Company is an independent software company that provides visualization technology to major healthcare original equipment manufacturers and value added resellers. The sophisticated imaging capabilities of the Company's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.

    The Company develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image-guided therapy. The Company's software is embedded in healthcare medical devices offered by companies operating in the healthcare industry.

    The Company generates revenue in three ways: by developing and licensing its software products to major healthcare equipment manufacturers and value added resellers; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.

    The Company typically realizes a larger percentage of its annual revenue and earnings in the third and fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the fiscal year, principally due to the timing of annual license contract renewals from major customers.

    Principal Products and Services

    Diagnostic Imaging Products and Services - Cedara(TM) OpenEyes(TM)
    ------------------------------------------------------------------

    To accurately assess a patient's condition, it is necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as computed tomography ("CT") scanners, magnetic resonance imagers ("MRI"), ultrasound imagers, and nuclear medicine imagers. The Company offers its customers a wide range of software development options that assist with the diagnostic imaging phase of the clinical workflow process, from a completely customized solution to off-the-shelf applications and components.

    Software development can be accelerated by building applications on a software platform consisting of libraries and tools. The Company's principal software platform product is Cedara(TM) OpenEyes(TM) (based on the Company's Imaging Applications Platform ("IAP")) software, which is both sold to manufacturers of medical imaging devices for use in applications development and embedded into every application Cedara sells. Cedara(TM) OpenEyes(TM) serves as the platform for all of Cedara's developments related to CT scanners, MRI, ultrasound imagers, nuclear medicine imagers, Picture Archiving and Communication Systems workstations, and image-guided therapy applications.

    Off-the-shelf or customized software components provide 3D imaging and other functions to the Company's customers' applications.

    Image Management (formerly PACS) Products and Services -
    Cedara(TM) I - Suite(TM)
    --------------------------------------------------------

    The second phase of the clinical workflow process, image management, involves the use of picture archiving and communications system ("PACS") networks. These networks, which can utilize the Company's software, allow electronic images to be reviewed and analyzed on the computer screen by healthcare specialists at remote locations, from a hospital terminal to a radiologist's home office. Central electronic archives eliminate the problem of lost films, and reduce storage and distribution costs.

    The Company's Cedara(TM) I-Suite(TM) product line is comprised of innovative applications such as:

(i) Cedara(TM) I-Softview(TM), a family of clinically reliable, workflow-oriented PACS workstations, including:
      o Cedara(TM) I-Report(TM) - a radiologist diagnostic workstation which utilizes automated workflow, presentation protocols, and advanced post-processing toolsets
      o Cedara(TM) I-Read(TM) - a workstation optimized for multi-modality viewing, where the user preferences and intuitive user interfaces enable reporting physicians and specialists efficient and effective workflow
      o Cedara(TM) I-View(TM) - a simple and cost effective review workstation that provides DICOM connectivity with a high performance display, allowing clinicians easier access to patient data;

(ii) Cedara(TM) I-Acquire(TM), a universal acquisition console with optimized workflow for multiple X-ray modalities, such as Digital Radiography (DR), Computed Radiography (CR) and Digitized Film DF);

(iii) Cedara(TM) I-Store(TM), a scalable, web-enabled, truly
      DICOM-compliant archiving solution with a distributed system architecture, which is designed to meet the evolving performance and redundancy requirements of healthcare enterprises; and

(iv) Cedara(TM) I-Reach(TM), a web-based DICOM image distribution server which allows referring physicians and clinicians to have fast and timely access to patient information.

     Ultrasound Products and Services - Cedara(TM) DICOMIT(TM)
     ---------------------------------------------------------

    DICOM, which stands for "Digital Imaging and Communications in Medicine" is the industry standard for digital medical images and associated patient data, as defined by the National Electrical Manufacturers Association and American College of Radiology. The Company offers DICOM connectivity solutions for non-DICOM modalities as well as ultrasound that make it possible to upgrade installed systems with DICOM standard features and functionality.

    Cedara(TM) DICOMIT(TM) products include connectivity solutions such as:

    (i) DICOMIT Information Manager(TM), a solution that upgrades any ultrasound system to complete DICOM 3.0 connectivity;

    (ii) DICOMIT Cardiac Information Manager(TM), a solution that upgrades any cardiac ultrasound system to complete DICOM 3.0 connectivity;

    (iii) DICOMIT Console(TM) (Acquisition), a cost-effective, software-only solution that enables customers to add upgraded, modern functionality to any legacy modality scanner, which extends the life of the legacy device and allows full integration with any vendor modality device and connectivity within the healthcare enterprise; and

    (iv) Cedara Volume Explorer(TM), a real time 3D rendering and visualization software engine that can be embedded in any Windows environment within an ultrasound console, review station or acquisition device.

    Cedara Engineering Services
    ---------------------------

    Custom engineering is the part of the Company's business which undertakes software development under contract. Several established companies have entrusted the Company with the custom development of medical imaging software embedded in the core products they produce. Software developed under contract by the Company includes operator console software for CT scanners, MRIs, nuclear medicine imagers, and other devices.

    The Company also provides training, technical, and maintenance services to its customers. Service contracts are built into the overall agreement with the customer, thereby providing an ongoing revenue stream.

    Product Distribution and Markets

    The Company's current business model is to sell exclusively through major healthcare equipment manufacturers and value added resellers. As an independent supplier of imaging software to medical equipment manufacturers, the Company has established a global presence, and has fostered long-term relationships with major companies in the healthcare industry by applying its broad range of skills and continually enhancing its intellectual property. The Company believes that its integrated solutions are well positioned to address the needs of a growing number of hospitals converting to digital image management.

    The Company's software powers all major modalities in medical imaging including MRI, CT-scanners, positron emission tomography, nuclear medicine, ultrasound, digital x-ray, and mammography. The Company is one of the few independent developers with this broad range of capabilities. The Company's proprietary imaging platform has an installed base of over 20,000 licenses, a key revenue metric in the software industry.

    The Company's products are sold throughout the world by value added resellers, systems integrators and original equipment manufacturers including Philips Medical Systems, GE Medical Systems, Hitachi Medical Corporation, Cerner Corporation, Emed Technologies, and Toshiba Medical Systems. The acquisition of Dicomit introduced important new customers, such as Acuson Corporation.

    Revenue Distribution

    As of June 30, 2002, the Company serves one industry segment, diagnostic imaging and related information solutions.

    The Company has four customers which individually represent 10% or more of its sales and contract revenues. On an aggregate basis, these four customers represented approximately 64% of consolidated revenue for the year ended June 30, 2002. Further details of sales to these customers are disclosed in note 21 of the notes to the Consolidated Financial Statements appearing at Item 17 of this annual report.

    Cedara's consolidated revenue, by geographic region, for the three most recent fiscal years, as a percentage of total sales are as follows:

 ----------------------------------------------------------------------
                          2002           2001              2000
 ----------------------------------------------------------------------
     United States        27%            38%               24%
     Europe               22%            20%               31%
     Asia                 51%            42%               45%
 ----------------------------------------------------------------------
                         100%           100%              100%
 ----------------------------------------------------------------------
 ----------------------------------------------------------------------

    Dependence on Patents, Licenses and Other Contracts

    The Company's success is heavily dependent upon its proprietary technology. The Company relies upon patents, copyrights, trademarks, and trade secrets to protect its intellectual property. The Company has been issued five patents, has 25 patents pending and is the exclusive licensee of five patents, all with respect to strategic features embodied in its principal products. In addition, the Company has further patent applications under evaluation with respect to certain software technology currently under development by the Company. Where appropriate, the Company also enters into non-disclosure and/or confidentiality agreements with persons to whom it reveals its proprietary information, such as original equipment manufacturers that the Company works with on future products.

    The Company is dependent on two suppliers who supply hardware and software components for its I-Acquire and I-Store products. These components are obtained on a purchase order basis, and there is no formal written contract that establishes the Company's rights in relation to either of these material suppliers.

    Government Regulation

    The Company's products and services are subject to regulation in Canada under Health Canada's Medical Devices Regulations and as medical devices in the United States by the FDA, and in other countries by corresponding regulatory authorities. The Company's ability to market new products and improvements to existing products depends upon the timing of appropriate licenses, pre-market clearance or approval from Health Canada, the FDA or any foreign counterparts.

C.    Organizational Structure

      The full corporate name of the Company is "Cedara Software Corp." The Company is organized and existing under the Business Corporations Act (Ontario). The following table sets forth the relationship among the Company and its subsidiaries.

---------------------------------- ----------------------- --------------------------------------------------------
Name                                  Jurisdiction of          Percentage of the Votes attaching to all Voting
                                      Incorporation or       Securities of the Subsidiary represented by Voting
                                        Continuance         Securities Beneficially Owned, or over which control
                                                                  or direction is exercised by the Company
---------------------------------- ----------------------- --------------------------------------------------------
ISG Medical Systems Inc.(1)            Massachusetts                                100%
---------------------------------- ----------------------- --------------------------------------------------------
Surgical Navigation Specialists           Ontario                                   100%
Inc.(2)(3)
---------------------------------- ----------------------- --------------------------------------------------------

_____________________
(1)   Currently inactive.
(2) SNS has three wholly-owned subsidiaries, SNN Surgical Navigation Network Europe GmbH ("SNN Europe"), and SNS Surgical Navigation Specialists International GmbH ("SNS International"), both German corporations, and SNS Surgical Navigation Specialists (France) SAS, a French corporation. On August 14, 2001, SNS obtained an Order for protection under the Companies' Creditors Arrangement Act ("CCAA") from the Ontario Superior Court of Justice. The effect of the Order was to stay the current obligations of SNS to creditors pending the acceptance of SNS' Plan of Arrangement by the Court. The Plan of Arrangement was approved by the Court and SNS has settled with all creditors. On October 19, 2001, the Grenoble (France) commercial court opened a procedure of compulsory liquidation against SNS France. By virtue of this judgment, a liquidator was appointed to be in charge of collecting the assets of SNS France and paying its debts. On November 2, 2001, SNS International submitted a petition for insolvency to the Amstgericht Aalen (Germany). The Amstgericht Aalen made the decision to appoint an insolvency administrator on November 6, 2001. Both SNS France and SNS International are in the process of being liquidated through insolvency. SNN Europe is in the process of being would up through orderly liquidation.
(3) 20% of the voting securities of SNS are subject to call options granted to Carl Zeiss, Inc. and Carl Zeiss Oberkochen. Refer to note 8 of the Consolidated Financial Statements.

D.    Property, plant and equipment

    The following table sets forth the principal properties of Cedara.

-------------------------------- --------------- ------------------------------ ---------------- -------------------
Location of Principal Property   Capacity        General Nature                 Business         Owned/Leased and
                                                                                Division         Major Encumbrances
                                                                                Utilizing
-------------------------------- --------------- ------------------------------ ---------------- -------------------
6509 Airport Road,               59,375 sq. ft.  Executive offices,             All              Leased
Mississauga, Ontario                             Administration,
Canada                                           Research & Development

3030 Orlando Drive               14,999 sq. ft.  Executive and Administrative   All              Leased
Mississauga, Ontario                             offices
Canada

    The Company does not rely on any material tangible fixed assets, and is not materially affected by any environmental laws or regulations in connection with the operation of its existing assets. The Company does not have any plans to construct new facilities or expand or improve its existing facilities in any material way.

ITEM 5.         Operating and Financial Review and Prospects

A.    Operating Results

      See Exhibit 10.1.

B.    Liquidity and Capital Resources

      The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. To the extent applicable to the Consolidated Financial Statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as, described in note 22 to the Consolidated Financial Statements. The Company's consolidated balance sheet as at June 30, 2002, together with comparative fiscal 2001 figures, are summarized as follows:

Consolidated Balance Sheet (Canadian GAAP)
 ----------------------------------------------------------------- ----------- ------------
      In millions of Canadian dollars                                  2002         2001
 ----------------------------------------------------------------- ----------- ------------
      Current assets of continuing operations                        $13.6          $14.5
      Less: Current portion of Dicomit notes payable                   -             (8.3)
            Promissory notes                                           -             (7.1)
            Other current liabilities of continuing operations        (9.0)         (19.6)
 ----------------------------------------------------------------- ----------- ------------
      Working capital (deficiency) of continuing operations            4.6          (20.5)
      Working capital (deficiency) of discontinued operations         (4.0)          (8.9)
 ----------------------------------------------------------------- ----------- ------------
      Working capital (deficiency)                                     0.6          (29.4)

      Capital assets                                                   3.0            6.2
      Other assets                                                     -              0.9
      Deferred development costs                                       0.9            1.4
      Intangible assets                                                1.9            4.7
      Goodwill                                                         9.1            7.8
      Non-current assets of discontinued operations                    -              0.1
 ----------------------------------------------------------------- ----------- ------------
                                                                     $15.5          $(8.3)
 ----------------------------------------------------------------- ----------- ------------
      Represented by:
      Deferred revenue                                                 0.9            0.7
      Convertible subordinated debentures                              2.8            -
      Non-current liabilities of discontinued operations               0.3            -
 ----------------------------------------------------------------- ----------- ------------
                                                                       4.0            0.7
      Shareholders' equity (deficiency)                               11.5           (9.0)
 ----------------------------------------------------------------- ----------- ------------
                                                                     $15.5          $(8.3)
 ----------------------------------------------------------------- ----------- ------------

    As at June 30, 2002, the Company held current assets from continuing operations of $13.6 million principally in the form of accounts receivable of $11.7 million, restricted cash of $0.2 million, inventory of $0.7 million and prepaid expenses and other assets of $0.9 million.

    As at June 30, 2001, the Company had short-term investments of $3.0 million. These short term investments took the form of cash required to be held on deposit under the terms of the Company's operating facility with National Bank of Canada. Subsequent to June 30, 2001, the cash held on deposit was applied against the balance of the bank operating facility, and following the September 28, 2001 private placement by Analogic Corporation (referred to below), the outstanding bank balance of $3.4 million was fully paid off.

    On September 28, 2001, the Company announced that it had completed a private placement of 4,000,000 common shares to Analogic Corporation for net proceeds of approximately $11.0 million, after providing for cash fees of approximately $0.8 million. In February 2002, the Company announced that it had completed a private placement of 266,666 common shares. These common shares were issued in lieu of the above-noted cash fees payable to a Canadian investment dealer in connection with the Analogic private placement. The use of proceeds from this transaction were as follows:

 (In millions of Canadian dollars)                              Use of proceeds
-------------------------------------------------------------------------------
Repayment of Dicomit Notes payable due September 30, 2001               $4.7
Repayment of bank operating facility                                     3.4
General working capital purposes                                         3.7
-------------------------------------------------------------------------------
Net private placement proceeds                                         $11.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    In addition to the equity investment, Analogic Corporation agreed to provide a guarantee to support the Company's bank facility. On January 7, 2002, the Company entered into new banking arrangements with National Bank of Canada, which allow for a $9.0 million operating line, bearing interest at prime plus 1/2% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic Corporation has guaranteed the Company's bank operating facility by way of a letter of credit issued to National Bank of Canada which fully guarantees the Company's bank line and the Company entered into an indemnity and security agreement with Analogic. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property and should the National Bank of Canada draw on the letter of credit issued by Analogic, the bank's security position will transfer to Analogic. Analogic may acquire the indebtedness and security pursuant to the exercise of a call right.

    Subsequent to June 30, 2002, Analogic Corporation agreed in principal to increase this letter of credit by $3.0 million, which, subject to being formalized, would increase the Company's available borrowing capacity under the current operating line to $12 million. Analogic Corporation also agreed to extend the expiry date of the Letter of Credit to December 20, 2003, and to increase the letter of credit issued to National Bank of Canada by an additional $2.0 million, if necessary. As at June 30, 2002, $4.9 million had been borrowed under the Company's credit facility. As at November 30, 2002, $6.3 million had been borrowed under the Company's credit facility.

    As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001, to Cerner Corporation at $1.19 per share for proceeds of approximately $0.2 million.

    On June 28, 2001, the Company signed an agreement with the Dicomit note holders to postpone certain payments of principal and interest. As part of the June 28, 2001 postponement agreement, the Company waived the right to repay any portion of the principal outstanding by the issuance of common shares. The Company paid $8.3 million during the fiscal year ended June 30, 2002 to extinguish the Dicomit notes payable.

    On December 22, 2000, the Company issued $6.1 million of Notes due on or before May 22, 2001, bearing interest at 5% due at maturity. On January 19, 2001, the Company issued a further $1.0 million of Notes, bringing the total outstanding to $7.1 million. The Notes were exchangeable at their maturity into convertible debentures of the Company of a corresponding principal amount due five years from their date of issuance at the option of the Company. Under an agreement with certain Note holders, the Company was required to file a prospectus with the Ontario Securities Commission with respect to the issuance of the convertible debentures by May 22, 2001, failing which a penalty of $0.2 million became payable. The Company received a receipt for a preliminary prospectus on April 26, 2001, but was not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001. On May 22, 2001, the Company did not exchange the Notes into convertible debentures and did not pay the prospectus penalty of $0.2 million, nor interest due on the Notes of $0.2 million. As a result, in August 2001, the Company received a letter from legal counsel representing certain Note holders indicating an event of default and demanding repayment in full. On December 17, 2001, the Company announced that it had settled with certain Note holders representing $3.5 million of the $7.1 million of Notes outstanding. The $3.5 million of Notes were exchanged for 1,400,000 common shares in December 2001.

    In January and February 2002, an additional $1.5 million of Notes were settled via conversion to 600,000 shares at a conversion price of $2.50. Also, in January 2002, an additional $350,000 of Notes were settled by exchanging the Notes for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. In May 2002, all of the remaining $1.75 million of Notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. Also in May 2002, the Company issued a further $1.1 million of unsecured convertible debentures to Toyo Corporation of Japan on identical terms.

    On December 14, 2001, the Company issued a US$1.0 million (Cdn$1.6 million) short-term promissory note bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston) to Analogic Corporation, which was settled in January 2002.

    The current liabilities of discontinued operations as at June 30, 2001 of $15.8 million included amounts due to Carl Zeiss, Inc. ("Zeiss") totaling $9.3 million in connection with the Company's acquisition of Zeiss' interest in SNS. The current assets of discontinued operations included $3.6 million of accounts receivable from Zeiss. On December 28, 2001, the Company announced that it had reached a settlement agreement with Zeiss. The agreement, which offsets the receivables owing from Zeiss with amounts owed to Zeiss and reduces the Company's net liabilities to Zeiss, provides for a cash settlement of US$1.5 million to Zeiss, paid out over the course of 18 months commencing April 30, 2002, and requires the Company to provide US$1.5 million of software licenses and engineering services to Zeiss at no charge. As of June 30, 2002, the Company had paid US$0.3 million of the US$1.5 million cash portion of the liability. The Company has not provided any goods or services in settlement of the non-cash liability to date. As detailed in note 8 to the Consolidated Financial Statements, the Company has also provided price protection on the value of certain warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2.0 million.

    As at June 30, 2002, the Company's principal sources of liquidity consist of the bank credit facility in the amount of $9.0 million and accounts receivable of $11.7 million. The accounts receivable of $11.7 million as of June 30, 2002, represent days sales outstanding (based on monthly sales) of approximately 93 days compared to days sales outstanding of approximately 73 days as of June 30, 2001. As at September 30, 2002, the Company had accounts receivable of $11.9 million, representing days sales outstanding of approximately 111 days.

    The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

    The Company believes that its current cash balances and the cash that is expected to be provided by collections of accounts receivable, together with the Company's banking facility (guaranteed by Analogic Corporation), will be sufficient to meet its working capital and anticipated capital expenditures for the next twelve months. If the Company is unable to return to profitable operations, it may have to substantially reduce operations. The Company's ability to obtain additional financing is subject to a number of factors, including market conditions and its operating performance, that may make the timing, amount, terms and conditions of additional financing unattractive for the Company. If the Company raises additional funds by selling equity securities, the relative equity ownership of its existing shareholders could be diluted or the new investors could obtain terms more favorable than its existing shareholders. If the Company raises additional funds through debt financing, it could incur significant borrowing costs, and become subject to restrictive covenants, including restrictions on further indebtedness, restrictions on liens and restrictions on merger, consolidation or sale of assets. The Company's existing bank facility is supported by a guarantee provided by Analogic Corporation. There can be no assurance that Analogic Corporation will continue to support the Company's bank facility past the current renewal date of December 20, 2003, or that the Company could find adequate alternate sources of liquidity in the absence of adequate support from Analogic Corporation.

    Payments Due By Period

    The following table illustrates the existing contractual obligations and commercial commitments of the Company. These obligations and commitments will have an ongoing effect on the Company's liquidity


------------------------------- -------------- -------------- --------------- -------------- -------------
Contractual Obligations (in         Total       Less than 1       1-3 years        4-5         After 5
thousands of Canadian dollars)                     year                           years         years
------------------------------- -------------- -------------- --------------- -------------- -------------
Convertible Subordinated
Debentures                           $3,168          -              -            $3,168           -
Capital Lease Obligations                 -          -              -               -             -
Operating Leases                     $7,752       $1,581          $1,367         $1,080         $3,724
Total Contractual Cash
Obligations                         $10,920       $1,581          $1,367         $4,248         $3,724
------------------------------- -------------- -------------- --------------- -------------- -------------


    Amount of Commitment Expiration

    Effective October 1, 2000, the Company acquired Zeiss' interest in SNS, whereby Zeiss exchanged its 20% ownership for $3.0 million of warrants exercisable into 363,636 common shares of the Company and options to purchase SNS shares. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005, to a maximum value of US$2.0 million through either the issuance of shares or the payment of cash, at the Company's option.

    The Company financed specific receivables, with aggregate book values of $4.0 million and received net proceeds of $3.6 million, through the issuance of bills of exchange. Prior to June 30, 2002, bills of exchange amounting to $2.1 million were settled. Subsequent to June 30, 2002, bills of exchange amounting to $1.2 million were settled, leaving $0.7 million of bills of exchange outstanding. The financing of receivables has been treated as a sale of receivables for accounting purposes, and as such, no liability was recorded on the balance sheet of the Company.

    The Company has issued a letter of credit as security for its leased premises in the amount of $332,000. This letter of credit automatically renews on a yearly basis until the end of the underlying lease term (currently December 31, 2009).

    Cash Flows

    Continuing operations generated cash of $5.5 million in the fiscal year ended June 30, 2002, compared to $2.1 million in the fiscal year ended June 30, 2001. Cash generated in the discontinued SNS operations was $0.6 million for the fiscal year ended June 30, 2002 compared to cash consumed of $12.5 million in the fiscal year ended June 30, 2001.

    Operating activities

    Continuing operating activities used cash of $3.4 million in the fiscal year ended June 30, 2002, compared to $4.8 million in the fiscal year ended June 30, 2001. The $3.4 million in cash usage in the fiscal year ended June 30, 2002, reflects cash generated from operations before changes in working capital of $2.9 million, offset by a $6.3 million increase in working capital requirements. The increase in working capital in the fiscal year ended June 30, 2002, is due primarily to reduced accounts payable of $4.6 million and increased accounts receivable of $2.2 million.

    In the fiscal year ended June 30, 2001, the cash consumed by operations before working capital changes was $12.8 million, offset partially by lower working capital of $8.1 million. The reduced working capital requirement of $8.1 million in the fiscal year ended June 30, 2001, is due primarily to an increase in accounts payable and other accrued liabilities of $3.3 million, reflecting a lengthening of the Company's payment cycle caused by the strain on the Company's cash resources. Accounts receivable decreased by $2.3 million in 2001. In addition, inventory levels decreased by $2.0 million in 2001, due to a decrease in work-in-process and prepaid expenses, and other assets declined by $1.9 million. These positive cash flow variances were offset partially by reduced deferred revenue of $1.4 million.

    Financing activities

    Financing activities for the fiscal year ended June 30, 2002 produced cash of $6.4 million compared to $4.2 million in the fiscal year ended June 30, 2001. Financing activities for the fiscal year ended June 30, 2002 reflect the September 28, 2001 private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for net proceeds of $11.8 million (after taking into account the issuance of 266,666 common shares to a Canadian investment dealer), the November 23, 2001, private placement to Cerner Corporation of 200,000 common shares at US$0.75 per share for proceeds of $0.2 million, the May 3, 2002 private placement of 580,461 common shares to Analogic Corporation at $2.35 per share for net proceeds of $1.4 million, the exercise of $0.2 million of stock options and the issuance of $1.1 million of unsecured convertible debentures to Toyo Corporation of Japan, offset partially by the repayment of Dicomit notes payable of $8.3 million.

    Financing activities in the fiscal year ended June 30, 2001 reflect the issuance of $7.1 million of promissory notes, offset partially by a $2.9 million repayment of Dicomit notes payable.

    Investing activities

    Investing activities produced cash of $2.5 million in the fiscal year ended June 30, 2002, compared to providing cash of $3.1 million in the fiscal year ended June 30, 2001. The investing activities of $2.5 million for the fiscal year ended June 30, 2002, primarily reflects the draw down of cash deposits of $3.0 million, which were applied against bank indebtedness offset partially by the increase in restricted cash of $0.2 million, which represents part of the proceeds from the sale of the SNS intellectual property, together with additions to capital and intangible assets of $0.3 million. The source of cash from investing activities in the fiscal year ended June 30, 2001, of $3.1 million is due primarily to a reduction in marketable securities of $8.0 million, offset partially by the increase in short-term investments of $3.0 million held against the Company's outstanding bank indebtedness and additions to capital assets and intangible assets of $1.6 million.

    The Company purchased capital assets totaling $0.9 million in the three months ended September 30, 2002, which includes leasehold improvements associated with consolidating operations into one facility and an enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of Microsoft XP-family of products and future releases of new software versions over a three year period, and standardizing the Company's development environment to the latest Microsoft development platform.

    The Company does not at this time have any other material commitments for capital expenditures.

C.    Research, Development, Patents and Licenses, etc.

    Research and Development Expenses:

    The Company believes that its future success depends in large part on its ability to maintain and enhance its core technology and product functionality. To date, the Company has devoted significant resources to its product development efforts and it intends to continue to do so in the foreseeable future.

    Research and development expense incurred in the fiscal year ended June 30, 2002, was unchanged from that incurred during the fiscal year ended June 30, 2001, at $12.1 million. Research and development expense represented 27% of revenue in 2002 and 26% of revenue in 2001, compared to $9.4 million or 21% of revenue for the fiscal year ended June 30, 2000.

    No research and development expenses were capitalized in fiscal 2002, 2001 or 2000. Amortization of deferred development costs of $0.6 million were included in depreciation and amortization expense in 2002, compared with $0.3 million in 2001 and $0.4 million in 2000. R&D activities included:

     o maintenance of the Company's unique IAP (part of OpenEyes(TM)), which supports 14 different operating system variants including Windows and LINUX;

     o development of enhanced capabilities in IAP software for image management and connectivity;

     o development of cardiology viewers and components to enable expansion into this new market;

     o development of the next generation of Cedara I-SoftView PACS product line including development of components; and

     o continued development of image management components including multi-modality rendering to meet the needs of the imaging technology market in future years.

D.    Trend Information

Expected Trends

    The Company anticipates that the healthcare imaging software market will continue to grow over the next several years. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, long-term sales contracts, and long sales cycles. In addition, bulk sales of software licenses in fiscal 2002 and slower economic conditions have resulted in a cyclical build-up of software inventory in the customer pipeline, as their sales of end user equipment to hospitals and clinics around the world have slowed. As a result, Fiscal 2003 revenues are expected to be negatively impacted. The Company will seek to maximize existing revenue opportunities, and build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company will continue to monitor and control its cost structure in an effort to achieve cash positive operations.

    The Company expects its sales mix to be weighted more in favor of license revenue in the future.

Application of Critical Accounting Policies

    In December 2001, the Securities and Exchange Commission (the "SEC") requested that all registrants describe their most "critical accounting policies" in the management discussion and analysis section of publicly filed annual reports. The SEC has indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes that the following policies represent its critical accounting policies.

    Revenue Recognition
    -------------------

    The Company's revenues are derived from product revenues comprising primarily software license fees, engineering services, hardware sales and service revenues, which includes customer support, product upgrades, installation and training. Fees for services are billed separately from licenses of the Company's products. The Company recognizes revenue in accordance with Canadian GAAP which, in the Company's circumstances, are not materially different from the amounts that would be determined under the provisions of the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition", as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" for all transactions involving the sale of software products and hardware transactions where the software is not incidental. For hardware transactions where software is incidental, and hardware transactions where no software is involved, the Company considers the provisions of Staff Accounting Bulletin 101 "Revenue Recognition" in determining the appropriate accounting treatment.

    The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, collection of the resulting receivable is reasonably assured and the fee is fixed and determinable. The Company relies on contracts, amendments to existing contracts and purchase orders as evidence of an arrangement. Generally, delivery is completed when a master copy of the software is shipped to the customer. Management assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from customers. If the Company determines that collection of a fee is not reasonably assured, it defers the fee and recognizes revenue at the time collection becomes reasonably assured. The Company assesses whether the fee is fixed and determinable at the outset of the arrangement based on the payment terms associated with the transaction.

    The Company provides services under time-and-material or fixed-price contracts that historically are longer than one year in duration. Under time-and-material and fixed-price contracts, where costs are generally incurred in proportion with contracted billing schedules, revenue is recognized when the customer may be billed. This method is expected to result in reasonably consistent profit margins over the contract term. For certain fixed-price contracts, the Company follows percentage-of-completion accounting, assuming reasonably dependable estimates of revenue and expenses can be made.

    Service revenues related to ongoing customer support and product upgrades are recognized over the life of the contract, which is typically 12 months, or when the services are performed. Product license fees and service revenues that have been prepaid but do not yet qualify for recognition under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

    Application of the revenue recognition rules associated with software revenue and engineering services involves judgment in determining whether individual transactions meet the revenue recognition rules. The development and selection of this accounting policy was discussed with the Company's audit committee.

    Accounting for Goodwill
    -----------------------

    On July 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, Goodwill and Other Intangible Assets ("CICA 3062"), which required the Company to re-classify certain intangible assets to goodwill and cease amortization of goodwill, unless an impairment exists.

    This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $2.1 million and a reduction in amortization expense related to intangible assets of $0.6 million for the year ended June 30, 2002. In accordance with the requirements of CICA 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The carrying value of goodwill is $9.1 million.

    Under CICA 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before discontinued operations. The determination of impairment requires management to make estimates and exercise judgment in evaluating the fair value of goodwill. The development and selection of this accounting policy was discussed with the Company's audit committee.

    Discontinued Operations
    -----------------------

    On June 29, 2001, the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary Surgical Navigation Specialists Inc. and its subsidiaries. As a result, the Surgical Navigation business segment is presented as discontinued operations in the Consolidated Financial Statements.

    Accounting for discontinued operations requires that the Company separately report the results of operations associated with the discontinued operation for periods prior to the measurement date (June 29, 2001), which requires the Company to restate prior years' financial results. The costs associated with ordinary business activities on a going concern basis up to the measurement date have been included in the results of discontinued operations.

    The Company is also required to estimate the operating results and any estimated gains or losses between the measurement date and the disposal date, based on information available as at the measurement date. The actual results of discontinued operations subsequent to the measurement date and gains or losses on disposal of the discontinued operation can vary materially from the estimates as at the measurement date. During the year ended June 30, 2002, the Company recognized a gain of $5.0 million associated with the liquidation of two international subsidiaries, settlement with Carl Zeiss Inc. and sale of intellectual property. Included in liabilities of discontinued operations as at June 30, 2002 are two main items: deferred acquisition payments due to Carl Zeiss Inc. of $4,170 and accrued liabilities associated with the disposal of SNS and its subsidiaries. The development and selection of this accounting policy was discussed with the Company's audit committee.

ITEM 6.         Directors, Senior Management and Employees

A.    Directors and Senior Management

    The directors and executive officers of the Company are as indicated in the following table.

          Name                             Positions with Company
---------------------------             -----------------------------------
Peter J. Cooper......................   Chairman, Chair of the Organization Dynamics Committee and
                                        Member of the Audit and Corporate Governance Committee
Abe Schwartz.........................   Chief Executive Officer and Director
Fraser Sinclair......................   Chief Financial Officer and Corporate Secretary
Ram Ramkumar.........................   Director, Chair of the Audit and Corporate Governance
Stephen Pincus.......................   Committee Director
Bernard M. Gordon....................   Director and Member of the Organization Dynamics Committee
John Millerick.......................   Director, Member of the Audit and Corporate Governance
                                        Committee and Member of the Organization Dynamics Committee


Peter J. Cooper. Mr. Cooper has served as Director, Chair of the Organization Dynamics Committee and Member of the Audit and Corporate Governance Committee since February 2001. Currently he serves as President of P. J. Cooper and Company, Inc., a consulting services firm.

Abe Schwartz. Mr. Schwartz became a director of the Company on August 8, 2002, and was appointed as Chief Executive Officer on September 13, 2002, following the resignation of Dr. Michael Greenberg. Mr. Schwartz founded Schwartz Technologies, a company active in the development of emerging growth companies. He has 25 years experience in the software industry and has participated in the development of several software companies.

Fraser Sinclair. Mr. Sinclair has been the Company's Chief Financial Officer and Corporate Secretary of Cedera since July 2001. Prior to joining Cedara, he served as Chief Financial Officer for Daedalian e-Solutions Inc., a provider of e-business solutions and internet professional services.

Ram Ramkumar. Mr. Ramkumar has served as a Director and Chair of the Company's Audit and Corporate Governance Committee since April 17, 2002. Currently he serves as President and Chief Executive Officer of INSCAPE Corporation, a leading manufacturer of office furniture systems.

Stephen Pincus. Mr. Pincus has served as a Director since September 25, 2002. Currently, he is a partner at the Toronto-based law firm Goodmans LLP.

Bernard M. Gordon. Mr. Gordon has served as Director and Member of the Organization Dynamics Committee since October 2001. Currently he serves as Chairman of the Board of Directors, Executive Chairman and Chief Executive Officer of Analogic Corporation, a leading designer and manufacturer of advanced health and security systems and subsystems sold to major original equipment manufacturers.

John Millerick. Mr. Millerick has served as a Director and Member of the Company's Audit and Corporate Governance Committee since April 17, 2002. Currently he serves as Senior Vice President, Chief Financial Officer and Treasurer of Analogic Corporation, a leading designer and manufacturer of advanced health and security systems and subsystems sold to major original equipment manufacturers.

    Bernard Gordon and John Millerick are both affiliates of Analogic Corporation, a major holder of shares in the Company (see Item 7, below).

    There are no family relationships among any of the directors and executive officers of the Company.

B.    Compensation

    Directors' And Officers' Remuneration

    The Company currently has six directors, including one executive director and five non-executive directors.

    During the fiscal year ended June 30, 2002, the Company's five non-executive directors received annual retainers and directors' fees totaling $207,500 for their services, which total includes fees of $60,000 paid to the independent committee of the Board, as detailed below.

    Each non-executive director is entitled to receive an annual retainer of $15,000, paid in quarterly installments, plus $1,000 for each Board meeting attended, $500 for each committee meeting attended and $250 for telephone conference calls. William Breukelman, who acted as the Lead Director up to December 31, 2001, received an additional annual retainer of $7,500. Each Committee Chairman received an additional $1,500 annual retainer, paid in quarterly installments. Out-of-town directors received an additional $1,000 for each meeting attended. The Company also reimbursed directors for travel expenses and other out-of-pocket expenses incurred in attending meetings.

    The executive directors received no compensation for serving as directors beyond that provided for by their employment. Non-executive directors Bernard Gordon and John Millerick have waived all directors' compensation.

    On July 5, 2001, the Board established an independent committee of the then Board of Directors which was comprised of three members: Paul Echenberg, Eric Duff Scott and Peter J. Cooper. The Committee was established to review strategic alternatives to enhance shareholder value. Mr. Echenberg was the chair of the independent committee and received a fee of $30,000 for his participation on the committee. Each of Mr. Scott and Mr. Cooper received a fee of $15,000.

    During the fiscal year ended June 30, 2002, the Board granted options to four non-executive directors constituting an aggregate of 41,000 common shares at an exercise price equal to the closing price of the Company's common shares on the day before the grant. A majority of these options may be exercised over a seven-year period, 25% of the options vest one year after the date of the grant and an additional 25% of the options vest over the course of the following three years. The remaining options may be exercised over a three-year period and vest immediately.

    Executive Compensation

    The table below provides a summary of compensation paid during each of the Company's last three fiscal years to the Chief Executive Officer and the Company's four other most highly paid employees (referred to below as the "Named Executive Officers").

------------------------------------------------------------------------------------------------------------ --------------
                                       Executive Compensation Table
------------------------------------------------------------------------------------------------------------ --------------
                                                                               |  Long-Term Compensation
 Name and Principal Position      Year            Annual Compensation          |          Awards
------------------------------- --------- ---------- ---------- --------------- --------------- ------------ --------------
                                           Salary      Bonus     Other Annual   Common Shares   Restricted      All Other
                                             ($)        ($)      Compensation    Under Option     Shares      Compensation
                                                                     ($)           Granted        Awarded          ($)
                                                                                     (#)            ($)
------------------------------- --------- ---------- ---------- --------------- --------------- ------------ --------------
MICHAEL GREENBERG, Chairman       2002     353,000       -          45,589               Nil        Nil            -
and Chief Executive Officer(1)    2001     353,000       -          65,976            40,000        Nil            -
                                  2000     353,000       -          65,124           214,800        Nil            -
------------------------------- --------- ---------- ---------- --------------- --------------- ------------ --------------
ARUN MENAWAT                      2002     391,962       -          70,720           238,000        Nil            -
President and Chief Operating     2001     305,000       -          94,600            25,000        Nil         40,887
Officer(2)                        2000     253,846       -          46,481            30,000        Nil         22,864
------------------------------- --------- ---------- ---------- --------------- --------------- ------------ --------------
SHLOMIT DEKEL                     2002     225,000       -          13,400               Nil        Nil            -
Vice President and General        2001     225,000       -          10,368            15,000        Nil            -
Manager, Engineering Services     2000     207,916       -          13,700            50,000        Nil         11,036
and Navigation(3)
------------------------------- --------- ---------- ---------- --------------- --------------- ------------ --------------
FRASER SINCLAIR                   2002     199,231       -          14,813            75,000        Nil            -
Chief Financial Officer and       2001        -          -            -                  Nil        Nil            -
Corporate Secretary(4)            2000        -          -            -                  Nil        Nil            -
------------------------------- --------- ---------- ---------- --------------- --------------- ------------ --------------
MARCEL SWENNENHUIS                2002     196,000       -          23,654            18,750        Nil            -
Vice President, European          2001     173,892       -          20,986             6,250        Nil            -
Operations(5)                     2000        -          -            -                  Nil        Nil            -

------------------------------- --------- ---------- ---------- --------------- --------------- ------------ --------------

Notes:
_____________
(1) Other annual compensation includes normal executive-level benefits plus imputed interest of $33,378 (2002), $53,278 (2001), and $46,773 (2000)
     related to indebtedness to the Company in connection with the non-interest bearing loans to purchase securities of the Company and a non-interest bearing housing loan set forth in under Item 7. Effective September 12, 2002, Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company.
(2) Pursuant to Arun Menawat's retention agreement he is entitled to an annual salary of $400,000 effective August 1, 2001 but has received cash payments of $305,000 during fiscal 2002. The difference has been accrued but not paid as of the date hereof and is included under salary. Other annual compensation includes normal executive-level benefits plus tax equalization payments of $59,004 (2002), $85,000 (2001) and $36,057
     (2000). All other compensation relates to relocation costs of $40,887
     (2001) and $22,864 (2000). On November 25, 2002, Arun Menawat resigned as President and Chief Operating Officer of the Company.
(3) Other annual compensation includes normal executive-level benefits and imputed interest in connection with the indebtedness set forth in Item 7. All other compensation for fiscal 2000 of $11,036 was for Shlomit Dekel temporarily acting as Vice President, Sales, in addition to her regular duties.
(4) Fraser Sinclair's employment commenced on July 3, 2001. Other annual compensation includes normal executive-level benefits. (5) Other annual compensation includes disability insurance premiums of $6,014 (2002), and $5,336 (2001) and pension contribution premiums of $17,640 (2002) and $15,650 (2001).

    Employment Contracts

    Dr. Michael Greenberg was the Chairman and Chief Executive Officer of the Company until his resignation on September 12, 2002. The Company had an understanding with Dr. Greenberg pursuant to which he was entitled, during the period of his employment, to an annual base salary of $353,000 and to participation in the Company's bonus and executive benefits programs. In addition, the Company entered into an incentive retention agreement with Dr. Greenberg dated September 21, 2001. The incentive retention agreement makes Dr. Greenberg eligible for a one-time incentive bonus of $353,000 upon the completion of a successful transaction raising no less than $15,000,000 through the issuance of debt or equity securities of the Company, or through any prepayment by any customer, or any combination of the foregoing. Pursuant to the terms of the retention agreement, the Board of Directors in its sole discretion was entitled to determine what constituted funds sufficient to adequately address the liquidity needs of the Company. The incentive retention agreement was to terminate on November 30, 2001, if a successful transaction had not closed by that date. The incentive bonus was accrued in the financial statements of the Company for the year ended June 30, 2002, but has not been approved or paid.

    On November 20, 2002, the Company concluded an agreement with Dr. Michael Greenberg with respect to his severance arrangements. The severance arrangements include payment of 24 months' salary continuation at $353,000 per year (less certain deductions), continuation of Dr. Greenberg's medical, dental and life insurance benefits until September 12, 2004, and eight annual payments of $144,000 commencing September 12, 2005. Dr. Greenberg's outstanding loan from the Company will be repaid in annual installments of $78,000 commencing September 12, 2005, with any remaining balance to be repaid on September 12, 2012. Dr. Greenberg will pledge 266,000 of his shares of the Company as security for repayment of the outstanding loan. The pledged shares may be sold from time to time with the proceeds applied towards the repayment of Mr. Greenberg's outstanding loan. In addition, the exercise period for Dr. Greenberg's 279,800 options to acquire shares of the Company will not be accelerated by virtue of the termination but will instead expire on their respective originally scheduled expiry date.

    The Company has entered into a retention agreement with Mr. Arun Menawat effective as of August 1, 2001. Mr. Menawat is entitled to an annual salary of $400,000. Under the terms of the retention agreement, Mr. Menawat received a retention grant of 238,000 stock options on August 13, 2001, vesting over a period of three years from August 1, 2001. If the Company terminates Mr. Menawat's employment without cause (as defined within the retention agreement), the Company is required to pay a lump sum severance payment equivalent to 24 months of salary together with the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term, continued participation in the benefit plans for the severance term and accelerated vesting of any options granted. All options will expire six months from the date of termination. On an effective change of control (as defined in the retention agreement), if Mr. Menawat is terminated within 18 months of the date of the effective change of control, he is entitled to the monthly average of the previous year's bonus amount, if any, multiplied by 24 months multiplied by 1.5, in addition to the other salary and benefits described above. On November 25, 2002, Mr. Menawat resigned as President and Chief Operating Officer of the Company. The Company is currently in negotiations with Mr. Menawat to finalize his settlement agreement.

    The Company has entered into an employment agreement with Ms. Shlomit Dekel dated as of August 15, 2001. Pursuant to this agreement, Ms. Dekel is entitled to receive an annual salary of $225,000. If the Company terminates Ms. Dekel's employment without cause (as defined under the terms of the employment agreement), the Company is required to pay salary continuance equal to eight months of salary, plus one month per year of service, to a maximum of 18 months, taking into account service since August 6, 1991. Ms. Dekel is also entitled to the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term, and continued participation in the benefit plans for the severance term. Should Ms. Dekel secure comparable employment prior to the completion of the severance period, 50% of the balance owing will be paid to Ms. Dekel as a lump sum.

    The Company has entered into an employment agreement with Mr. Fraser Sinclair dated as of June 28, 2001. Mr. Sinclair is entitled to receive an annual salary of $200,000. Under the terms of the employment agreement, Mr. Sinclair received a recruitment grant of 75,000 stock options on July 3, 2001 vesting equally over a period of three years. If the Company terminates Mr. Sinclair's employment without cause (as defined under the terms of the employment agreement), the Company will pay a lump sum severance payment equivalent to 15 months of salary if Mr. Sinclair is terminated within the first 10 years of employment, otherwise Mr. Sinclair shall be entitled to a lump sum severance payment of 22 months of salary. Mr. Sinclair is also entitled to the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term, continued participation in the benefit plans for the severance term and accelerated vesting of any options granted. All options will expire six months from the date of termination. On an effective change of control (as defined in the employment agreement), if Mr. Sinclair is terminated within 18 months of the date of the effective change of control, he is entitled to a lump sum severance payment equal to 22.5 months of salary (15 months multiplied by 1.5) plus the monthly average of the previous year's bonus amount, if any, multiplied by 15 months multiplied by 1.5. On a legal change of control (as defined in the employment agreement), if Mr. Sinclair elects to resign his employment with the Company within six months of the date of the legal change of control, Mr. Sinclair is entitled to receive the same benefits described above under an effective change of control.

    The Company has entered into an employment agreement with Mr. Marcel Swennenhuis dated as of August 14, 2001, and an addendum to the employment agreement dated as of September 20, 2001. During fiscal year 2002, Mr. Swennenhuis received an annual salary of Euro 140,000 (Cdn$196,000 at the average exchange rate for fiscal year 2002 of Cdn$1.40). If the Company terminates Mr. Swennenhuis' employment without cause (as defined in the employment agreement), the Company is required to pay salary continuance equal to eight months of salary plus one month per year of service, to a maximum of 18 months, taking into account service since September 1, 2000. Mr. Swennenhuis is also entitled to the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term and continued participation in the benefit plans for the severance term. Should Mr. Swennenhuis secure comparable employment prior to the completion of the severance period, 50 percent of the balance owing will be paid to Mr. Swennenhuis as a lump sum.

C.    Board Practices

    All directors hold office until the next annual meeting of the shareholders and until their successors have been elected and qualified. None of the Directors who are not employees are entitled, pursuant to any agreement with the Company, to benefits upon termination of office.

    Committees of the Board

    There are two committees of the Board of Directors of the Company. These committees meet regularly and operate under specific terms of reference as approved by the Board.

    Audit and Corporate Governance Committee
    ----------------------------------------

    The members of the Audit and Corporate Governance Committee are Ram Ramkumar (Chair), Peter J. Cooper and John Millerick. This committee is responsible for all relationships between the Company's independent external auditor and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This committee is also responsible for developing the Company's approach to corporate governance issues and the Company's response to corporate governance guidelines of regulatory authorities.

    Organization Dynamics Committee
    -------------------------------

    The members of the Organization Dynamics Committee are Peter J. Cooper (Chair), John Millerick and Bernard M. Gordon. The mandate of the Organization Dynamics Committee is to oversee and safeguard the human capital of the Company and to provide recommendations to the Board. More specifically, the Committee is authorized to:

     o review the annual performance and compensation of senior officers and other key employees of the Company and ensure that appropriate contractual arrangements are entered into between the Company and all of its key executive officers;

     o oversee the Company's stock option plan and other major components of compensation;

     o review the Company's overall human resources strategies and organizational climate, and review and approve the management succession plan; and

     o periodically review the composition and performance of members of the Board, nominate prospective directors, and review adequacy and propose compensation of directors.

D.    Employees

    On November 30, 2002, the Company had 253 full time employees. The majority of the Company's employees are located at its corporate head office in Mississauga, Ontario, Canada. The remaining employees are located in the United States, The Netherlands, and Germany.

--------------------------------------- ------------------ ----------------- ------------------
Description                                   as at             as at              as at
                                          June 30, 2002     June 30, 2001      June 30, 2000
--------------------------------------- ------------------ ----------------- ------------------
Number of employees                            279               453                446
--------------------------------------- ------------------ ----------------- ------------------
   Full-time employees                         263               389                372
--------------------------------------- ------------------ ----------------- ------------------
   Consultants/Contractors                      5                 35                40
--------------------------------------- ------------------ ----------------- ------------------
   Co-op employees                             11                 29                34
--------------------------------------- ------------------ ----------------- ------------------
Employees performing R&D                       179               271                239
--------------------------------------- ------------------ ----------------- ------------------
Employees performing Non-R&D functions         100               182                207
--------------------------------------- ------------------ ----------------- ------------------

    None of the Company's employees are represented by a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

E.    Share Ownership

    The following table provides information on the number of shares beneficially owned by the Directors and executive officers of the Company as at November 30, 2002. Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and includes any shares as to which the individual has the right to acquire beneficial ownership within 60 days after November 30, 2002 through the exercise of any warrant, stock option or other right.


Name                     Shares Owned       Options Vested       Shares Beneficially    Percentage of Class
                                                                 Owned or Controlled
Peter J. Cooper               6,500              8,917                  15,417              Less than 1%
Abe Schwartz                247,328              Nil                   247,328                  1.0%
Fraser Sinclair               Nil               25,000                  25,000              Less than 1%
Ram Ramkumar                459,500              Nil                   459,500              Less than 1%
Stephen Pincus                Nil                Nil                     Nil                    Nil
Bernard M. Gordon             Nil                Nil                     Nil                    Nil
John Millerick                Nil                Nil                     Nil                    Nil


    The persons listed above do not have different voting rights associated with their ownership of Common Shares. The following table provides information relating to options granted to the directors and executive officers of the Company, as at November 30, 2002.


Name                           Common Shares Under      Exercise Price      Date of Expiry of
                                     Option           (Weighted Average)         Options
                                                          of Options
Peter J. Cooper                      23,000                  $2.44           February 2006 -
                                                                                June 2009

Abe Schwartz                        1,203,506                $1.05            September 2009

Fraser Sinclair                      75,000                  $1.70              July 2006

Ram Ramkumar                         20,000                  $2.02              June 2009

Stephen Pincus                         Nil                    N/A                  N/A

Bernard M. Gordon                      Nil                    N/A                  N/A

John Millerick                         Nil                    N/A                  N/A


Stock Option Plan

    The Company has established the Cedara Software Corp. Stock Option Plan No. 2 (the "Plan"), which was approved by the shareholders of the Company, as amended, on December 14, 2001. The Plan was established for the benefit of the directors, officers and full-time employees (including consultants) of the Company and its subsidiaries. The purpose of the Plan is to increase participants' interest in the growth and development of the Company by extending to them the opportunity to acquire a proprietary interest in the Company through the purchase of shares. The Plan is administered by the Board of Directors, or by a committee appointed by the Board of Directors. The aggregate number of shares of the Company subject to options under the Plan shall not exceed 4,200,000 shares, or such greater number as may be approved from time to time by the shareholders of the Company. In determining the options to be granted under the Plan, the Board (or committee) will give due consideration to each participant's present and potential contribution to the Company's success. In the absence of shareholder approval, the Plan establishes certain limits on the aggregate number of shares reserved for issuance pursuant to options granted to directors, senior officers or control persons of the Company. Options granted under the plan are not assignable by participants. As at November 30, 2002, there were 3,152,306 options outstanding and 771,531 options available for future grants.

ITEM 7.     Major Shareholders and Related Party Transactions

A.    Major Shareholders

    As at November 30, 2002, there were 24,157,621 common shares of the Company issued and outstanding. As far as Company is aware, Analogic Corporation is the only shareholder that beneficially owns, directly or indirectly, or exercises control or direction over, more than five percent of the Company's common shares. As at November 30, 2002, Analogic Corporation held 4,580,461 issued and outstanding common shares of the Company which represents an approximate 19% interest in the Company. The Company and Analogic Corporation have entered into a pre-emptive rights agreement that enables Analogic to maintain its 19% ownership interest in the Company, in the event of future issuances of common shares by the Company, subject to regulatory approval. Analogic Corporation does not have different voting rights associated with its ownership of common shares.

    As at November 30, 2002, 39.8% of the common shares were held of record by 47 holders with addresses in the United States.

    As far as the Company is aware, there are no arrangements the operation of which may subsequently result in a change in control of the Company.

B.    Related Party Transactions

    The table below sets forth the particulars of interest free demand loans made by, or outstanding to, the Company during the fiscal year ended June 30, 2002 to encourage current directors, executive officers or senior officers of the Company, or proposed nominees for election as Directors, to buy common shares of the Company. None of these loans was established during the fiscal year ended June 30, 2002.

 --------------------------------------------------------------------------------------------------
    Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase
                                             Programs
 ---------------------- ---------------- ------------------- ------------------ -------------------
  Name and Principal    Involvement of     Largest Amount         Amount           Security for
       Position             Company         Outstanding       Outstanding as       Indebtedness
                                           During Fiscal      at November 30,
                                             Year 2001             2002
                                                ($)                 ($)
 ---------------------- ---------------- ------------------- ------------------ -------------------
 MICHAEL GREENBERG      Loan by Company            $837,960           $837,960         None
 Chairman and CEO[1]

 ---------------------- ---------------- ------------------- ------------------ -------------------
 SHLOMIT DEKEL          Loan by Company             $16,875            $16,875         None
 Vice President
 Corporate Business
 Development
 ---------------------- ---------------- ------------------- ------------------ -------------------
 DORON DEKEL            Loan by Company             $90,625            $90,625         None
 Consultant[2]
 ---------------------- ---------------- ------------------- ------------------ -------------------

(1) Effective September 12, 2002, Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company. See Item 6.B for a description of the repayment arrangements negotiated with Dr. Greenberg in connection with Dr. Greenberg's severance arrangements.
(2) Mr. Doron Dekel, a past Vice President, Advanced Technologies, of the Company is the spouse of Ms. Shlomit Dekel. During the year ended June 30, 2002, the Company paid consulting fees of $326,600 to Claron Technology Inc., a company in which Mr. Dekel holds a 50% interest.

    The table below sets forth the particulars of an interest-free demand loan made in 1992 to Michael Greenberg, while he was serving as Chairman and CEO of the Company. The funds were used by Mr. Greenberg for the purchase of a house. See Item 6.B for a description of the repayment arrangements negotiated with Dr. Greenberg in connection with Dr. Greenberg's severance arrangements.

 ---------------------------------------------------------------------------------------------------------
   Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs
 --------------------------- -------------- -------------------- ------------------- ---------------------
  Name, Principal Position    Involvement     Largest Amount           Amount            Security for
    and Municipality of       of Company    Outstanding During   Outstanding as at       Indebtedness
         Residence                           Fiscal Year 2001    November 30, 2002
                                                    ($)                 ($)
 --------------------------- -------------- -------------------- ------------------- ---------------------
 MICHAEL GREENBERG           Loan by                    $50,000             $50,000          None
 Chairman and CEO            Company for
 Richmond Hill, Ontario[1]   house
                             purchase
 --------------------------- -------------- -------------------- ------------------- ---------------------

_______________
(1) Effective September 12, 2002, Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company.


    As of June 30, 2002, a valuation reserve against the full value of the loans outstanding in the tables above has been recorded in the Company's financial statements (see note 11 to the Consolidated Financial Statements.)

    On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for net proceeds of $11.8 million. On December 14, 2001, the Company issued a US$1.0 million (Cdn$1.6 million) short-term promissory note bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston) to Analogic. This promissory note was settled in January 2002. On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic Corporation at $2.35 per share for a net proceeds of $1.4 million. Analogic currently holds approximately 19 percent of the issued and outstanding common shares of the Company on a non-diluted basis. In addition to the $13.2 million equity investment Analogic also agreed to guarantee the Company's $9.0 million bank operating line by way of a letter of credit issued to the Company's senior lender. Subsequent to the year-end, Analogic agreed to increase the letter of credit that fully guarantees the Company's bank line by $3.0 million, which, subject to formalizing a new banking agreement, would increase the Company's available borrowing capacity under the current operating line to $12.0 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3.0 million increase, Analogic has agreed to make available an additional $2.0 million of financing if required by the Company. On October 18, 2002, Cedara issued to Analogic a promissory note in the principal amount of US$650,000, bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston). On the same day, the parties amended their existing indemnity and security agreement, dated December 14, 2001, to extend its application to the newly issued promissory note.

    Director Ram Ramkumar owns Anur Investments Ltd., which in turn, holds a $150,000 unsecured subordinated convertible debenture of the Company.

    Except as is disclosed above, none of the Company's directors, senior officers, executive officers, or principal shareholders, or any associates or affiliates thereof, and no person that controls, is controlled by or is under common control with the Company have, or has had any material interest in any transaction of the Company within the past three years, or in any proposed transaction, which has materially affected or will materially affect the Company.

Employment Contracts and Termination Arrangements

    See Item 6.B above for a discussion of employment and related agreements that the Company has with Michael Greenberg, Arun Menawat, Shlomit Dekel, Fraser Sinclair and Marcel Swennenhuis.

C. Interests of experts and counsel

    Information not required for annual report.

ITEM 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

    The Consolidated Financial Statements and notes thereto are included at
Item 17.

B.    Significant Changes

    Apart from changes to the Company's bank facility, which are described in "Liquidity and Capital Resources" at Item 5.B above, there have been no significant changes in the Company's financial position since the date of the Consolidated Financial Statements.

ITEM 9.    The Offer and Listing

A.    Offer and Listing Details

    Summary Share Price Information

Annual Data (Fiscal year ended June 30)
-----------

Trading on the Toronto Stock Exchange                Price Quotes on Nasdaq (in U.S. Dollars)
--------------------------------------------         ---------------------------------------------
                      High $     Low $                                    High US$     Low US$
2002                    2.88       0.47               2002                   1.83         0.32
2001                    7.50       1.68               2001                   5.38         1.09
2000                    13.50      5.50               2000                   9.13         3.50
1999                    6.25       2.85               1999                   4.25         1.75
1998                    4.60       3.30               1998                   3.13         2.25



Quarterly Data  (Fiscal year ended June 30)

Trading on the Toronto Stock Exchange                Price Quotes on Nasdaq (in U.S. Dollars)
--------------------------------------------         -----------------------------------------------
                           High $     Low $                                     High US$     Low US$
Fourth Quarter 2002          2.88       1.44          Fourth Quarter 2002        1.83         0.90
Third Quarter 2002           2.45       1.47          Third Quarter 2002         1.55         0.93
Second Quarter 2002          2.50       1.06          Second Quarter 2002        1.60         0.68
First Quarter 2002           1.70       0.47          First Quarter 2002         1.18         0.32
Fourth Quarter 2001          2.15       1.68          Fourth Quarter 2001        1.48         1.09
Third Quarter 2001           2.85       1.98          Third Quarter 2001         1.81         1.25
Second Quarter 2001          4.35       2.05          Second Quarter 2001        3.06         1.28
First Quarter 2001           7.50       4.00          First Quarter 2001         5.38         2.78


Monthly Data

Trading on the Toronto Stock Exchange                Price Quotes on Nasdaq (in U.S. Dollars)
--------------------------------------------         -----------------------------------------------
                           High $     Low $                                     High US$     Low US$
December 2002 (through                               December 2002 (through
   December 19)             0.90       0.70             December 19)              0.59         0.44
November 2002               0.95       0.53          November 2002                0.65         0.33
October 2002                1.05       0.70          October 2002                 0.60         0.50
September 2002              1.20       0.94          September 2002               0.77         0.61
August 2002                 1.25       0.95          August 2002                  0.82         0.50
July 2002                   1.75       0.99          July 2002                    1.19         0.60
June 2002                   2.47       1.40          June 2002                    1.62         0.90


B.    Plan of Distribution

    Information not required for annual report.

C.    Markets

    The Company's common shares are listed on the Toronto Stock Exchange (ticker symbol "CDE"), and quoted on the Nasdaq SmallCap Market (ticker symbol "CDSW").

ITEM 10.        Additional Information

A.    Share capital

    Information not required for annual report.

B.    Memorandum and Articles

    Corporate Information and Objects and Purposes

    The Company was originally incorporated under the Business Corporations Act (Ontario) (the "OBCA") under incorporation no. 502378. Effective July 1, 2002, the Company amalgamated with DICOMIT Dicom Information Technologies Corp., the Company's then wholly-owned subsidiary. The amalgamated company adopted the name of the Company as well as its articles and by-laws. The Articles of Amalgamation and By-laws of the Company place no restrictions on the Company's objects and purposes.

    Board of Directors

    The Company's by-laws provide that a majority of the number of directors shall constitute a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. The Company's by-laws provide that shareholders may, by ordinary resolution at an annual or special meeting of shareholders, remove any director or directors from office.

    Each director serves until the next annual meeting of shareholders or until his successor is elected or appointed. There are no provisions in the Company's by-laws with respect to directors voting on transactions in which they are materially interested. The Company's directors are not required to retire at a specified age and are not required to hold any Common Shares. The Company's by-laws do not have provisions that give directors the power to vote compensation to themselves or other members of the Board in the absence of an independent quorum. The Board of Directors may, without the authorization of shareholders, borrow money on the Company's behalf.

    Shareholders

    The Company's by-laws provide that a special meeting of shareholders may be called at any time by the Board of Directors. Notice of a meeting of shareholders shall be provided not less than 21 days or more than 50 days before the date of the meeting to each director, the company's auditor and each shareholder of record. Such notice shall state: (a) the nature of the business to be transacted at the meeting in sufficient detail to permit the shareholders to form a reasoned judgment; and (b) the text of any special resolution to be submitted to the meeting. Shareholders who are entitled to vote, the Company's directors, the Company's auditor, and any other person who is invited by the Chairman or that has the consent of the meeting are entitled to attend a meeting of shareholders.

    There are no limitations on the right to own the Company's common shares.

    The OBCA provides that the directors of the Company must call an annual meeting of shareholders not later than 18 months after the date the last annual general meeting was held. Directors of the Company may also at any time call a special meeting of shareholders. Unless the Articles and By-laws provide otherwise, meetings of shareholders may be held by telephonic or electronic means. Meetings of shareholders are, subject to the Articles, to be held at such place in or outside Ontario, Canada, as the directors of the Company determine and if no determination is made, in Ontario, Canada which is where the registered office of the Company is located.

    For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, directors of the Company may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. Notice of the time and place of a meeting of shareholders must be sent not less than 21 days before the meeting to each shareholder entitled to vote at the meeting, to each director, and to the auditor of the Company. In the case of solicitation by or on behalf of management of the Company, a management information circular and a form of proxy must also be sent to the shareholders and the auditor of the Company.

Common Shares

    The authorized capital of the Company consists of an unlimited number of common shares, without par value. The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

    Dividends. Common shareholders are entitled to receive dividends as and when declared by the Board of Directors.

    Dissolution. Common shareholders are entitled to receive equally, share for share, any property that is distributed to shareholders (including any distribution of assets on any liquidation, dissolution or winding up, whether voluntary or involuntary, or other distribution of assets among shareholders for the purpose of winding up the Company's affairs).

    Voting Rights. Common shareholders are entitled to receive notice of and attend all meetings of the shareholders for their specified class or series of shares. Each shareholder will be entitled to one vote for each common share held. The Company's directors are not elected at staggered intervals. No cumulative voting rights attach to the Company's shares.

Modification of Share Rights

    Pursuant to the OBCA, holders of shares of a class or of a series are, subject to the articles, entitled to vote separately as a class or series upon a proposal to amend the articles to add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class or series. For this purpose, a special resolution which requires at least two-thirds of the votes cast, of the shareholders is required.

Anti-Takeover Provisions

    Subject to the OBCA and applicable securities laws, which prescribe take-over bid rules, the Company is not subject to any anti-takeover statutes. The Company has in place a Shareholder Rights Plan, which provides the directors and shareholders of the Company sufficient time to assess and evaluate any take-over bid or other control transaction and, in the event that a bid is made or other control transaction is proposed, to provide the Company's board of directors with an appropriate period of time to explore and develop alternatives which maximize shareholder value. Unless otherwise terminated, the Shareholder Rights Plan will expire on the date immediately after the Company's annual meeting of shareholders to be held in 2003.

Ownership Threshold

    No provision of the Company's By-laws or Articles governs the ownership threshold above which shareholder ownership must be disclosed. Under applicable Canadian securities laws, acquiring more than 10% of the outstanding shares of the Company will trigger shareholder ownership disclosure requirements.

C.    Material contracts

Loan Agreements and Promissory Notes

      On January 7, 2002, the Company entered into a commitment letter for a credit facility outlining revised banking arrangements with National Bank of Canada which allow for a $9.0 million operating line bearing interest at prime plus 1/2% per annum. The revised banking arrangements do not contain financial covenants. As part of the these arrangements, Analogic Corporation has guaranteed the Company's operating line by way of a letter of credit issued to the bank. The letter of credit expires in December 2002 and is automatically renewed for periods of one year, unless notice is otherwise given to the bank by Analogic Corporation within sixty days of expiry. The operating line is secured by a general security agreement between the Company and National Bank of Canada, dated as of February 7, 2001, which grants a first security interest in all of the Company's present and after-acquired property. By operation of a separate agreement between National Bank of Canada and Analogic Corporation, should the bank draw on the letter of credit issued by Analogic Corporation, the bank's security position will transfer to Analogic Corporation. Analogic may acquire the indebtedness and security pursuant to the exercise of a call right.

      On December 14, 2001, the Company issued a US$1.0 million short-term promissory note bearing interest at prime to Analogic Corporation, which was settled in January 2002. On October 18, 2002, the Company issued a US$650,000 short-term promissory note bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston) to Analogic Corporation. The Company has entered into an indemnity and security agreement with Analogic Corporation, dated as of December 14, 2001 as amended on October 18, 2002, to secure payment on the promissory note.

Private Placements of Common Shares

      Pursuant to a subscription agreement dated September 27, 2001, the Company completed a private placement of 4,000,000 common shares of the Company to Analogic Corporation at $2.96 per share, for net proceeds of $11.8 million. In connection with this investment by Analogic Corporation, Analogic Corporation received pre-emptive rights that enable it to maintain its 19% ownership interest in the Company, in the event of future issuances of common shares by the Company, subject to regulatory approval.

      Pursuant to a subscription agreement dated April 29, 2002, the above pre-emptive rights granted to Analogic Corporation in the September 2001 financing were exercised. The Company completed a private placement of 580,461 common shares of the Company to Analogic Corporation at approximately $2.35 per share, for net proceeds of approximately $1.4 million. This investment brought Analogic Corporation's interest in Cedara back to 19% on an after-investment basis.

      Pursuant to a subscription agreement dated November 14, 2001, the Company issued 200,000 common shares of the Company to Cerner Corporation at approximately $1.19 per share.

      On February 26, 2002, the Company entered into a subscription agreement with CIBC World Markets Inc. ("CIBC WM") relating to the issuance of 266,666 common shares of the Company to CIBC WM in lieu of cash fees payable by the Company to CIBC WM pursuant to a letter agreement.

      On May 22, 2002, the Company entered into a subscription agreement with Standard Securities Capital Corporation ("Standard") relating to the issuance of 25,000 common shares of the Company to Standard in consideration for services rendered by Standard to the Company pursuant to a letter agreement.

Debentures

        The Company has issued 5% unsecured subordinated convertible debentures in various principle amounts and to various parties which come due as follows:

     o $150,000 in favour of RBC Capital Markets in trust for Epic Limited Partnership, dated January 18, 2002, due January 18, 2007;

     o $200,000 in favour of The Goodwood Capital Fund, dated February 1, 2002, due February 1, 2007;

     o $150,000 in favour of GM & Partners Corporation Inc., dated April 10, 2002, due April 10, 2007;

     o $150,000 in favour of Anur Investments Ltd., dated April 10, 2002, due April 10, 2007;

     o $150,000 in favour of Jeremy Colman, dated April 10, 2002, due April 10, 2007;

     o $650,000 in favour of The Goodwood Fund, dated April 30, 2002, due April 30, 2007;

     o $150,000 in favour of National Bank Financial in trust for 628088 British Columbia Ltd., dated April 30, 2002, due April 30, 2007; and

     o $1,567,800 in favour of Toyo Corporation of Japan dated May 1, 2002, due May 1, 2007.

Employment Agreements

      The Company has entered into several employment agreements with its key employees, the material terms of which can be found under "Item 6 - Directors, Senior Management and Employees - B. Compensation - Employment Agreements".

Stock Option Plan

      The Company has established a stock option plan, the material terms of which can be found under "Item 6 - Directors, Senior Management and Employees
- E. Share Ownership - Stock Option Plan".

Other Agreements

      On December 10, 2001 the Company entered into a settlement agreement with Surgical Navigation Specialists Inc., SNS Surgical Navigation Specialists International GmbH, Carl Zeiss, Inc. and Carl Zeiss Oberkochen. The agreement, which offsets the receivables owing from Zeiss with amounts owed to Zeiss and reduces the Company's net liabilities to Zeiss, provides for a cash settlement of US$1.5 million to Zeiss, paid out over the course of 18 months commencing April 30, 2002, and requires the Company to provide US$1.5 million of software licenses and engineering services to Zeiss at no charge. The Company has also provided price protection on the value of certain warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2.0 million.

      On December 23, 2001, the Company entered into a Cooperation and Customer Support Agreement among Surgical Navigation Specialists, Inc., and Surgical Navigation Technologies, Inc. Pursuant to this agreement, Surgical Navigation Technologies, Inc. agreed to purchase certain assets of Surgical Navigation Specialists, Inc. and to provide support and upgrades to customers of Surgical Navigation Specialists, Inc.

Contract No.                                     Description
-----------    ---------------------------------------------------------------
4.1            Subscription Agreement, dated September 27, 2001, between Cedara and Analogic relating to the purchase by Analogic of 4,000,000 common shares of the Company.

4.2 5% unsecured subordinated convertible debenture issued by Cedara in favour of RBC Capital Markets in trust for Epic Limited Partnership, dated January 18, 2002, in the principal amount of $150,000, due January 18, 2007.

4.3 5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Capital Fund, dated February 1, 2002, in the principal amount of $200,000, due February 1, 2007.

4.4 5% unsecured subordinated convertible debenture issued by Cedara in favour of GM & Partners Corporation Inc., dated April 10, 2002, in the principal amount of $150,000, due April 10, 2007.

4.5 5% unsecured subordinated convertible debenture issued by Cedara in favour of Anur Investments Ltd., dated April 10, 2002, in the principal amount of $150,000, due April 10, 2007.

4.6 5% unsecured subordinated convertible debenture issued by Cedara in favour of Jeremy Colman, dated April 10, 2002, in the principal amount of $150,000, due April 10, 2007.

4.7 5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Fund, dated April 30, 2002, in the principal amount of $650,000, due April 30, 2007.

4.8 5% unsecured subordinated convertible debenture issued by Cedara in favour of National Bank Financial in trust for 628088 British Columbia Ltd., dated April 30, 2002, in the principal amount of $150,000, due April 30, 2007.

4.9 5% unsecured subordinated convertible debenture issued by Cedara in favour of Toyo Corporation, dated May 1, 2002, in the principal amount of $1,567,800, due May 1, 2007.

4.10 Subscription Agreement, dated as of April 29, 2002, between Cedara and Analogic relating to the purchase by Analogic of 580,461 common shares of the Company.

4.11 Subscription Agreement, dated as of February 26, 2002, between Cedara and CIBC World Markets Inc. ("CIBC WM") relating to the issuance of 266,666 common shares of the Company to CIBC WM in lieu of cash fees payable by the Company to CIBC WM pursuant to a letter agreement.

4.12 Subscription Agreement, dated as of May 22, 2002, between Cedara and Standard Securities Capital Corporation ("Standard") relating to the issuance of 25,000 common shares of the Company to Standard in consideration for services rendered by Standard to the Company pursuant to a letter agreement.

4.13 Credit facility provided by National Bank of Canada to the Company including a commitment letter, dated January 7, 2002, and related documentation including a promissory note issued by Cedara in favour of National Bank of Canada dated January 18, 2002 in the principal amount of up to $100,000.

4.14 Assignment Agreement between National Bank of Canada and Analogic dated January 18, 2002.

4.15 Promissory note issued by Cedara in favour of Analogic, dated October 18, 2002, in the principal amount of US$650,000.

4.16 Indemnity and Security Agreement between Cedara and Analogic, dated as of December 14, 2001, as amended on October 18, 2002.

4.17 Minutes of settlement among Cedara, Surgical Navigation Specialists Inc., SNS Surgical Navigation Specialists International GmbH, Carl Zeiss, Inc. and Carl Zeiss Oberkochen, dated December 10, 2001.

4.18 Patent License Agreement among Cedara, Carl Zeiss Oberkochen and Carl Zeiss, Inc., dated January 2002.

4.19 Cooperation and Customer Support Agreement among Surgical Navigation Specialists, Inc., Cedara and Surgical Navigation Technologies, Inc., dated December 23, 2001.

4.20 Incentive Retention Agreement between Cedara and Michael Greenberg, dated September 21, 2001.

4.21 Retention Agreement between Cedara and Arun Menawat, dated as of August 1, 2001.

4.22 Retention Agreement between Cedara and Shlomit Dekel, dated as of August 15, 2001.

4.23 Employment Agreement between Cedara and Marcel Swennenhuis, dated as of August 14, 2001.

4.24 Subscription agreement, dated November 14, 2001, between Cedara and Cerner Corporation relating to the purchase by Cerner Corporation of 200,000 common shares of the Company.

D.      Exchange Controls

    The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian (other than a "WTO investor" as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company was $5,000,000 or more.

    With regard to an investment in common shares of the Company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which is revised every year. The Review Threshold is $218 million for investments completed in 2002 and is indexed as of the first of January every year.

    A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for the purposes of the Investment Canada Act if he acquired a majority of the common shares of the Company. The acquisition of less than a majority but one-third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established the Company was not controlled in fact by the acquirer through the ownership of common shares.

    Certain transactions in relation to the common shares of the Company would be exempt from the Investment Act, including:

    o an acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities;

    o an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Canada Act; and

    o an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, though the ownership of voting interests, remains unchanged.

E.     Taxation

    The following discussion summarizes certain Canadian tax considerations relevant to individuals and corporations who, for income tax purposes, are resident in the United States and not in Canada, hold common shares as capital property, do not use or hold the common shares in carrying on business through a permanent establishment or in connection with a fixed base in Canada, and in the case of individual investors, are also United States citizens (collectively, "Unconnected U.S. Shareholders").

    The tax consequences of an investment in the common shares by investors who are not Unconnected U.S. Shareholders may be expected to differ substantially from the tax consequences discussed herein. This summary is based upon the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder (the "Regulations"), the Convention between Canada and the United States with respect to Taxes on Income and on Capital (the "Convention"), and the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This description is not exhaustive of all possible Canadian federal income tax consequences and, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

    Dividends paid or credited on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention and related protocols, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own common shares is 15%. In the case of Unconnected U.S. Shareholders that are United States corporations that beneficially own 10% or more of the voting shares of the Company, the applicable withholding tax rate is 5%.

    An Unconnected U.S. Shareholder is not subject to Canadian income tax on capital gains arising from the disposition of common shares, unless at any time in the five year period immediately preceding the disposition, such shareholder, persons with whom such shareholder did not deal at arm's length, or the shareholder and persons with whom the holder did not deal at arm's length, owned 25% or more of the issued shares of any class of the Company. Even if the disposition is taxable, under the Convention, gains recognized by Unconnected U.S. Shareholders on the disposition of common shares generally will not be subject to tax under the Tax Act provided that the value of the shares of the Company is not derived principally from real property situated in Canada. The Company believes the value of its shares does not principally derive from real property situated in Canada and it does not expect this to change in the foreseeable future.

    A disposition of common shares to the Company (unless the Company acquires the shares in the open market in the manner in which shares would normally be purchased by any member of the public in the open market) will result in a deemed dividend to the Unconnected U.S. Shareholder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital thereof for purposes of the Tax Act. The amount of such deemed dividend will be subject to the withholding tax described above. Canada does not currently impose any estate taxes or succession duties.

    The above description of Canadian income tax considerations is of a general nature only and should not be construed as advice to any particular holder of the Company's common shares. Holders should consult with their Canadian tax advisers with respect to their particular tax position.

F. Dividends and paying agents

    Information not required for annual report.

G.    Statements by experts

    Information not required for annual report.

H.    Documents on display

    Any documents referred to in this annual report shall be available for review at the registered office of the Company located at 6509 Airport Road, Mississauga, Ontario, Canada, L4V 1S7. The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies. The Company's reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2551. Copies of such material can also be obtained from the principal office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

I.    Subsidiary information

    Information not required.


ITEM 11.   Quantitative and Qualitative Disclosures about Market Risk

A.    Quantitative Information About Market Risk

    The Company does not invest in market risk sensitive instruments such as derivative financial instruments or derivative commodity instruments.

B.    Qualitative Information About Market Risk

    The Company markets its products in North America, Europe and Asia. Most of the Company's costs are payable in Canadian dollars and, therefore, its financial results can be affected by changes in foreign currency exchange rates. To date, substantially all of the Company's revenue has been denominated in U.S. dollars. Fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. The Company is not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge its exposure to fluctuations in the U.S./Canada dollar exchange rate.


ITEM 12.   Description of Securities Other than Equity Securities

A.    Debt Securities

               Information not required for annual report.

B.    Warrants and Rights

               Information not required for annual report.

C.    Other Securities

               Information not required for annual report.

D.    American Depository Shares

               Information not required for annual report.


                                    PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies

    On December 22, 2000, the Company issued $6.1 million of Notes due on or before May 22, 2001, bearing interest at 5% due at maturity. On January 19, 2001, the Company issued a further $1.0 million of Notes, bringing the total outstanding to $7.1 million. The Notes were exchangeable at their maturity into convertible debentures of the Company of a corresponding principal amount due five years from their date of issuance at the option of the Company. Under an agreement with certain Note holders, the Company was required to file a prospectus with the Ontario Securities Commission with respect to the issuance of the convertible debentures by May 22, 2001, failing which a penalty of $0.2 million became payable. The Company received a receipt for a preliminary prospectus on April 26, 2001, but was not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001. On May 22, 2001, the Company did not exchange the Notes into convertible debentures and did not pay the prospectus penalty of $0.2 million, nor interest due on the Notes of $0.2 million. As a result, in August 2001, the Company received a letter from legal counsel representing certain Note holders indicating an event of default and demanding repayment in full. On December 17, 2001, the Company announced that it had settled with certain Note holders representing $3.5 million of the $7.1 million of Notes outstanding. The $3.5 million of Notes were exchanged for 1,400,000 common shares in December 2001.

    In January and February 2002, an additional $1.5 million of Notes were settled via conversion to 600,000 shares at a conversion price of $2.50. Also, in January 2002, an additional $350,000 of Notes were settled by exchanging the Notes for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. In May 2002, all of the remaining $1.75 million of Notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. Also in May 2002, the Company issued a further $1.1 million of unsecured convertible debentures to Toyo Corporation of Japan on identical terms.


ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.    Material Modification to Rights Attaching to Registered Securities

               There have been no material modifications to the rights of security holders.

B.    Material Modifications to Rights Attaching to Other Securities

               There have been no material modifications to the rights of security holders.

C.    Substitutions or Withdrawals of Assets

               Not applicable.

D.    Changes In Trustees or Paying Agents

               Not applicable.

E.    Use of Proceeds

               Not applicable.

ITEM 15.   Controls and Procedures

    This annual report relates to the Company's fiscal year ended June 30, 2002, which date is prior to the effective date of Rule 13a-15 under the Exchange Act. No evaluation of the effectiveness of the Company's disclosure controls and procedures or internal controls has been undertaken by the Company's Chief Executive Officer or Chief Financial Officer.

ITEM 16.   [Reserved]


                                   PART III

ITEM 17.   Financial Statements

                                                                                   Page
                                                                                   No.
                                                                                   ---

           Report of Independent Chartered Accountants                              F-1

           Consolidated Balance Sheets as of June 30, 2002 and 2001                 F-3

           Consolidated Statements of Operations for the years ended                F-4
           June 30, 2002, 2001 and 2000

           Consolidated Statements of Shareholders' Equity (Deficiency)
           for the years ended June 30, 2002, 2001 and 2000                         F-5

           Consolidated Statements of Cash Flows June 30, 2002, 2001 and 2000       F-6

           Notes to the Consolidated Financial Statements                           F-8

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Cedara Software Corp.



We have audited the accompanying consolidated balance sheets of Cedara Software Corp. as at June 30, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and June 30, 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in conformity with Canadian generally accepted accounting principles.



/s/KPMG LLP

Chartered Accountants



Toronto, Canada

August 23, 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all the data included in this annual report have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect Management's best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The consolidated financial statements have been audited by KPMG, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.


/s/ABE SCHWARTZ                            /s/FRASER SINCLAIR
Abe Schwartz                               Fraser Sinclair, C.A.
Chief Executive Officer                    Chief Financial Officer and Corporate
Secretary

August 23, 2002



AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Cedara Software Corp. as at June 30, 2002 and 2001 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected the Company's reported financial position and results of operations to the extent summarized in note 22.


/s/KPMG LLP

Chartered Accountants
Toronto, Canada

August 23, 2002

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

=====================================================================================================
                                                                                     June 30,
                                                                         ----------------------------
                                                                                2002             2001
-----------------------------------------------------------------------------------------------------

ASSETS
Current assets:
     Restricted cash (note 7)                                            $       226      $         -
     Short-term investments                                                        -            3,000
     Accounts receivable                                                      11,737            9,467
     Inventory (note 9)                                                          717              957
     Prepaid expenses and other assets                                           912            1,096
     Current assets of discontinued operations (note 7)                            -            6,937
     ------------------------------------------------------------------------------------------------
                                                                              13,592           21,457

Capital assets (note 10)                                                       3,041            6,163
Other assets (note 11)                                                             -              888
Deferred development costs (note 12)                                             897            1,453
Intangible assets (notes 13 and 14)                                            1,892            4,711
Goodwill (note 14)                                                             9,053            7,836
Non-current assets of discontinued operations (note 7)                             -              114
-----------------------------------------------------------------------------------------------------
                                                                         $    28,475      $    42,622
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
     Bank indebtedness (note 4)                                          $     4,935      $    11,092
     Accounts payable and accrued liabilities                                  4,011            8,560
     Notes payable (note 5)                                                        -            8,300
     Promissory notes payable (note 6)                                             -            7,100
     Current liabilities of discontinued operations (note 7)                   4,013           15,835
     ------------------------------------------------------------------------------------------------
                                                                              12,959           50,887

Deferred revenue                                                                 890              740
Convertible subordinated debentures (note 6)                                   2,788                -
Non-current liabilities of discontinued operations (note 7)                      379                -

Shareholders' equity (deficiency):
     Capital stock (notes 2, 3 and 15)                                       106,328           87,315
     Warrants                                                                  3,260            3,260
     Deficit                                                                 (98,129)         (99,580)
     ------------------------------------------------------------------------------------------------
                                                                              11,459           (9,005)
Commitments (notes 8 and 20)
Subsequent events (note 4)
-----------------------------------------------------------------------------------------------------
                                                                         $    28,475      $    42,622
=====================================================================================================

See accompanying notes to consolidated financial statements
On behalf of the Board


/s/PETER J. COOPER                                               /s/ABE SCHWARTZ
Director                                                         Director

CEDARA SOFTWARE CORP.

Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)
====================================================================================================================
                                                                                  Year Ended June 30,
                                                                      ----------------------------------------------
                                                                         2002         2001             2000
--------------------------------------------------------------------------------------------------------------------
Revenue                                                            $   45,497    $   46,740       $   44,121

Direct costs                                                           11,279        18,945           13,247
--------------------------------------------------------------------------------------------------------------------

Gross margin                                                           34,218        27,795           30,874

Expenses:
     Research and development                                          12,097        12,144            9,397
     Sales and marketing                                                5,045         6,778            6,578
     General and administration                                        10,337        12,878            6,620
     Severance costs                                                      911         1,984              777
     Other charges (note 16)                                            2,136         7,395            1,611
     Amortization of deferred compensation                                  -         4,136              394
     Amortization of intangible assets                                  1,753         1,824              166
     Depreciation and amortization                                      3,786         2,775            2,121
     ---------------------------------------------------------------------------------------------------------------
                                                                       36,065        49,914           27,664

--------------------------------------------------------------------------------------------------------------------
Income (loss) before interest expense, loss on dissolution
     of joint venture and goodwill amortization                        (1,847)      (22,119)           3,210

Interest income (expense), net                                         (1,704)       (1,016)             375

Loss on dissolution of joint venture (note 17)                              -          (965)               -
--------------------------------------------------------------------------------------------------------------------
Income (loss) before undernoted                                        (3,551)      (24,100)           3,585

Amortization of goodwill                                                    -         2,259              250
--------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                               (3,551)      (26,359)           3,335

Income (loss) from discontinued operations (note 7)                     5,002       (41,442)         (10,003)

--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $    1,451   $   (67,801)     $    (6,668)
====================================================================================================================
 Earnings (loss) per share from continuing operations:
     Basic                                                         $    (0.17)   $   (1.60)      $     0.23
     Diluted                                                       $    (0.17)   $   (1.60)      $     0.22
 Earnings (loss) per share:
     Basic                                                         $     0.07   $    (4.10)      $    (0.47)
     Diluted                                                       $     0.07   $    (4.10)      $    (0.47)
====================================================================================================================


See accompanying notes to consolidated financial statements

CEDARA SOFTWARE CORP.

Consolidated Statements of Shareholders' Equity (Deficiency)
(In thousands of Canadian dollars)

===================================================================================================================================
                                                 Common Shares              Warrants         Cumulative                   Total
                                             ---------------------------------------------  translation    Deficit     shareholders'
                                               Number      Amount      Number      Amount    adjustment                   equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1999                       12,535,374   $ 62,523            -    $     -     $   (162)   $ (25,111)   $   37,250
Net loss for the year                                 -         -             -          -           -       (6,668)        (6,668)
Issued                                                -         -     3,000,000     19,500           -            -        19,500
Conversion of special warrants to common
shares                                        3,000,000    19,500    (3,000,000)   (19,500)          -            -             -
Issued upon acquisition of Dicomit              481,057     4,159             -          -           -            -         4,159
Issued on exercise of stock options             179,880     1,016             -          -           -            -         1,016
Share issue costs                                     -    (1,683)            -          -           -            -         (1,683)
Adjustment to reflect equity portion of
Dicomit notes at fair value                           -     2,905             -          -           -            -         2,905
Current year translation adjustment                   -         -             -          -        (233)           -          (233)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2000                       16,196,311  $ 88,420             -    $     -    $   (395)   $ (31,779)    $  56,246
Net loss for the year                                 -         -             -          -           -      (67,801)       (67,801)
Issued (note 8)                                       -         -       363,636      3,000           -            -         3,000
Compensation warrants issued                          -         -        42,000        105           -            -           105
Compensation options issued                           -         -       200,000        155           -            -           155
Reduction in equity portion of Dicomit note           -    (1,800)            -          -           -            -         (1,800)
Issue of shares on settlement of Dicomit
note                                            801,683     1,800             -          -           -            -         1,800
Equity portion of convertible subordinated
notes  (note 6)                                       -     2,685             -          -           -            -         2,685
Reclass equity portion of convertible
subordinated notes to promissory notes
payable (note 6)                                      -    (2,685)            -          -           -            -        (2,685)
Adjustment to reflect equity portion of
Dicomit notes at fair value                           -       260             -          -           -            -           260
Current year translation adjustment                   -         -             -          -        (171)           -          (171)
Adjustment to reclass equity portion of
Dicomit notes to debt                                 -    (1,365)            -          -           -            -        (1,365)
Realization of cumulative translation
adjustment on dissolution of joint venture
(note 17)                                             -         -             -          -         566            -           566
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2001                       16,997,994  $ 87,315       605,636    $  3,260      $   -    $ (99,580)     $ (9,005)
Net income for the year                               -         -             -          -           -        1,451         1,451
Issue of shares on Analogic financing
(note 2)                                      4,000,000    11,843             -          -           -            -        11,843
Issued on exercise of stock options              87,500       186             -          -           -            -           186
Issue of shares under Analogic Pre-emptive
Rights agreement (note 2)                       580,461     1,366             -          -           -            -         1,366
Share issue costs (note 2)                            -      (600)            -          -           -            -          (600)
Shares issued in payment of financing
fees  (note 2)                                  291,666       600             -          -           -            -           600
Issue of shares on Cerner financing (note 3)    200,000       238             -          -           -            -           238
Issue of shares on settlement of
promissory notes (note 6)                     2,000,000     5,000             -          -           -            -         5,000
Equity portion of convertible subordinated
debentures (note 6)                                   -       380             -          -           -            -           380

-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002                       24,157,621  $106,328        605,636   $ 3,260        $  -    $ (98,129)     $ 11,459
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CEDARA SOFTWARE CORP.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
===================================================================================================================================
                                                                                          Year ended June 30,
                                                                           ------------------------------------------------
                                                                               2002             2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Net income (loss) from continuing operations                          $  (3,551)   $    (26,359)      $    3,335
   Items not involving cash:
        Depreciation and amortization                                        5,539           4,599            2,287
        Amortization of deferred compensation                                    -           4,136              394
        Amortization of goodwill (note 14)                                       -           2,259              250
        Loss on dissolution of joint venture                                     -             566                -
        Accretion of interest on notes payable                                   -             590                -
        Write down of loans receivable                                         888           1,056                -
        Other                                                                    -             309              113
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             2,876         (12,844)           6,379

Change in non-cash operating working capital:
        Accounts receivable                                                 (2,238)          2,287              601
        Inventory                                                              240           1,953             (865)
        Prepaid expenses and other assets                                      184           1,919           (1,068)
        Accounts payable and accrued liabilities                            (4,624)          3,278              165
        Deferred revenue                                                       150          (1,384)          (2,386)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (6,288)          8,053           (3,553)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (3,412)         (4,791)           2,826
Financing activities:
   Decrease in notes payable                                                (8,300)         (2,900)          (2,991)
   Issue of shares                                                          13,633               -           20,516
   Share issue costs                                                             -               -           (1,683)
   Issue of promissory notes                                                     -           7,100                -
   Issue of convertible debenture                                            1,068               -                -
   Decrease in loans receivable                                                  -               -              776
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             6,401           4,200           16,618
Investing activities:
   Increase in restricted cash                                                (226)              -                -
   Additions to intangible assets                                             (150)            (52)            (160)
   Additions to capital assets                                                (108)         (1,548)          (4,155)
   Decrease (increase) in short-term investments                             3,000          (3,000)               -
   Decrease in marketable securities                                             -           7,970            2,047
   Acquisition of Dicomit                                                        -               -           (4,303)
   Other                                                                         -            (313)            (225)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             2,516           3,057           (6,796)

Effect of exchange rate changes on cash and cash equivalents                    42            (404)            (365)
-----------------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                                5,547           2,062           12,283
Change in cash and cash equivalents from discontinued
   operations (note 7)                                                         610         (12,521)         (15,949)
Cash and cash equivalents (bank indebtedness),
    beginning of year                                                      (11,092)           (633)           3,033
-----------------------------------------------------------------------------------------------------------------------------------
Bank indebtedness, end of year                                           $  (4,935)   $    (11,092)      $     (633)
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CEDARA SOFTWARE CORP.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
===================================================================================================================================
                                                                                            Year ended June 30,
                                                                            -------------------------------------------------------
                                                                                 2002             2001               2000
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information

   Cash paid for:

        Interest                                                            $   1,714         $    820           $     404
        Taxes                                                               $      33         $     33           $      36

   Non-cash financing activities:

        Issue of shares in settlement of promissory notes                   $   5,000         $      -           $       -
        Issue of shares as payment for financing fees                       $     600         $      -           $       -
        Issue of convertible debentures in settlement of
           promissory notes                                                 $   2,100         $      -           $       -

        Issue of shares in settlement of notes payable                      $       -         $  1,800           $       -
        Issue of compensation warrants in lieu of payment
           of bank fees                                                     $       -         $    105           $       -
        Issue of compensation options in lieu of payment
           of financing fees                                                $       -         $    155           $       -

   Non-cash investing activities:

        Issue of notes payable on acquisition of Dicomit                    $       -         $      -           $  12,410
        Conversion of subordinated debenture on
           acquisition of Dicomit                                           $       -         $      -           $     750
        Issue of common shares on acquisition of Dicomit                    $       -         $      -           $   4,159

===================================================================================================================================


CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2002, 2001 and 2000
--------------------------------------------------------------------------------


The Company is incorporated under the laws of Ontario and is a leading provider of medical visualization software, serving major healthcare solution providers since 1987. The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions.

1.     Significant accounting policies:

       The Company's principal accounting policies are in accordance with generally accepted accounting principles ("GAAP") in Canada and, except as discussed in note 22 to the consolidated financial statements, are also, in all material respects, in accordance with accounting practices generally accepted in the United States.

       (a) Principles of consolidation:

           The financial statements of entities controlled by the Company are consolidated, entities which are jointly controlled are proportionately consolidated, and entities which are not controlled but over which the Company has the ability to exercise significant influence are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated.

           Effective July 1, 2002, the Company amalgamated with Dicomit Dicom Information Technologies Corp., a wholly owned subsidiary.

       (b) Inventory:

           Inventory consists of parts and components, work-in-process and finished goods. Parts and components are carried at the lower of average cost and replacement cost. Finished goods and work-in-process are carried at the lower of average cost and net realizable value. Finished goods and work-in-process include direct costs and an allocation of overhead.

       (c) Capital assets:

           Capital assets are recorded at cost. Depreciation is provided on a straight-line basis over the assets' estimated useful lives using the following annual rates:

           --------------------------------------------------------------------
           Furniture and fixtures                                           20%
           Equipment                                                  20% - 50%
           Software                                                   33% - 50%
           Leasehold improvements                                    Lease term
           --------------------------------------------------------------------

       (d) Goodwill:

           On July 1, 2001, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3062 ("CICA 3062"), "Goodwill and Other Intangible Assets". Under CICA 3062, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before discontinued operations. Goodwill is tested for impairment on a reporting unit basis. The Company performed transitional impairment tests on goodwill. The Company has identified only one reporting unit.

       (e) Intangible assets:

           Intangible assets are comprised of core technology, patents and other intellectual property. Core technology and other intellectual property are being amortized over periods ranging from three to five years. Patents, included in other intangible assets, are being amortized over their estimated useful lives of 10 years. The amortization methods and estimated useful lives are reviewed annually.

       (f) Impairment of long-lived assets:

           The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount to the undiscounted projected future net cash flows the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a writedown equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

           The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

           Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before discontinued operations.

       (g) Short-term investments:

           Short-term investments consist of cash held in term deposits with an original maturity of longer than three months at the date of acquisition.

       (h) Research and development costs:

           Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred.

           Development costs may be capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life being principally three years.

       (i) Foreign currency translation:

           The Company records foreign currency transactions at the Canadian dollar equivalent at the date of the transaction, and translates foreign currency monetary assets and liabilities at year-end exchange rates. Exchange gains and losses are included in the statement of operations.

           The Company periodically utilizes forward foreign currency exchange contracts to hedge the effect of exchange rate changes on identified foreign currency exposures. Any gains and losses on these contracts are recorded as part of the related transactions.

           The operations of the Company's joint venture with Mitsui & Co., Ltd. and Mitsui & Co. (Canada) Ltd., which was wound up in 2001, were considered to be a self-sustaining foreign operation. Assets and liabilities were translated at year-end exchange rates, operating items were translated at average exchange rates and gains and losses on translation were included as a separate component of shareholders' equity and were expensed upon wind-up (see note 17).

       (j) Revenue recognition:

           The Company's revenues are derived from product revenues comprising primarily software license fees, engineering services, hardware sales and service revenues, which includes customer support, product upgrades, installation and training. Fees for services are billed separately from licenses of the Company's products. The Company recognizes revenue in accordance with Canadian GAAP which, in the Company's circumstances, are not materially different from the amounts that would be determined under the provisions of the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition.

           Product revenues are recognized pursuant to a contractual arrangement when software is delivered, provided the license fees are fixed and determinable, no significant obligations on the part of the Company remain outstanding and collection of the related receivable is deemed probable by management. Service revenues related to ongoing customer support and product upgrades, which are generally paid in advance and are non-refundable, are recognized over the life of the contract, which is typically 12 months, or when the services are performed. Revenues from hardware sales are recognized when the product is shipped. Revenues from engineering services, installation and training services are recognized when the services are performed.

           Product license fees and service revenues that have been prepaid but do not yet qualify for recognition under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

       (k) Measurement uncertainty:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during year. Actual results could differ from those estimates.

       (l) Stock options:

           The Company issues stock options under the terms of its stock option plan. No compensation expense is recognized when stock or options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock options are repurchased from employees, any excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings (deficit).

       (m) Accounting for income taxes:

           Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

       (n) Earnings per share:

           Basic earnings per share is calculated using the weighted average number of shares outstanding during the year.

           Effective July 1, 2001, the Company adopted the new recommendations of CICA Handbook Section 3500 with respect to reporting of earnings per share. The new standard requires the use of the treasury stock method for calculating diluted earnings per share. The corporation has adopted the new recommendations retroactively and no restatement was required.


2.     Investment by Analogic Corporation:

       On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation ("Analogic") at $2.96 per share for proceeds of $11,843. As a result of the transaction, Analogic held approximately 19.0% of the issued and outstanding common shares of the Company after giving effect to its investment. As part of the investment, Analogic guaranteed the Company's bank operating facility by way of a letter of credit issued to National Bank of Canada ("NBC"). The Company and Analogic also agreed that two nominees of Analogic will sit on the current seven-person Board of Directors. In connection with this investment, Analogic received pre-emptive rights to allow Analogic to maintain its percentage ownership in the Company in the event of certain future issuances of the Company's common shares, subject to regulatory approval. The Company issued 266,666 shares valued at $2.25 as compensation in lieu of financing fees due to a third party as a result of the Analogic investment, which has been accounted for as share issue costs. Analogic is a leading designer and manufacturer of advanced health and security systems and subsystems sold to Original Equipment Manufacturers, comprising a healthcare customer base that largely overlaps the Company's.

       The use of proceeds from this financing included repayment of $4,700 of notes payable issued in connection with the acquisition of Dicomit and the repayment of the remaining bank indebtedness of approximately $3,400, which was outstanding as of September 28, 2001. The remaining proceeds were used to fund general working capital needs.

       On December 14, 2001, the Company issued a US$1,000 short-term promissory note to Analogic, which was settled January 23, 2002. The note was interest bearing at US prime.

       On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1,366.


3.     Investment by Cerner Corporation

       As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001 to Cerner Corporation at US$0.75 (Cdn.$1.19) per share for proceeds of $238.


4.     Bank indebtedness:

       On January 7, 2002, the Company entered into a revised banking agreement with the National Bank of Canada ("NBC"), which allows for a $9,000 operating line, bearing interest at prime plus 1/2% per annum. The revised banking agreement does not contain financial covenants. As part of the revised banking arrangements, Analogic has guaranteed the $9,000 operating line by way of a letter of credit issued to the bank. The letter of credit expires December 20, 2002 and is automatically renewed for periods of one year, unless NBC is otherwise notified by Analogic within sixty days of expiry. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property. Should NBC draw on the letter of credit issued by Analogic, the bank's security position will transfer to Analogic.

       Subsequent to the year end, Analogic agreed to increase the letter of credit that fully guarantees the Company's bank line by $3,000, which, subject to bank approval, would increase the Company's available borrowing capacity under the current operating line to $12,000. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3,000 increase, Analogic has agreed to make available an additional $2,000 of financing if required by the Company.


5.     Notes payable

       Under the amended payment terms for the notes payable in relation to the acquisition of Dicomit, the Company paid $8,300 during the year ended June 30, 2002 to repay all outstanding notes.

       =========================================================================
                                               June 30, 2002       June 30, 2001
       -------------------------------------------------------------------------
       Note payable, non-interest bearing,
         originally repayable June 30, 2001       $    -            $    2,800

       Note payable bearing interest at
         a rate of 7.5%, repayable in
         installments of $1,000 commencing
         September 30, 2000, maturing
         June 30, 2002                                 -                 5,500
       -------------------------------------------------------------------------
                                                  $    -            $    8,300
       =========================================================================


6.     Promissory notes and subordinated convertible debentures:

       On December 22, 2000, the Company issued $6,150 of promissory notes payable (the "Notes"), due on or before May 22, 2001, bearing interest at 5%, due at maturity and 1,230,000 detachable warrants of Surgical Navigation Specialists Inc. ("SNS"), a wholly-owned subsidiary of the Company. On January 19, 2001, the Company issued a further $950 of Notes, with the same terms and conditions and 270,000 detachable warrants of SNS, bringing the total of promissory notes issued to $7,100.


       Under an agreement with the note-holders, the Company was required to file a prospectus with the Ontario Securities Commission in respect of the issuance of the Notes by May 22, 2001, or make a cash payment to the note-holders of $29.33 per $1,000 principal amount of the Notes. The Notes were exchangeable at the option of the Company into registered or unregistered debentures convertible into common shares of the Company at $2.50 per share. The Company received a receipt for a preliminary prospectus on April 26, 2001 but was not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001.

       On May 22, 2001, the Company did not exchange the Notes into unregistered convertible debentures and had not paid the prospectus penalty of $208 nor interest due on the Notes. As a result, the Company received a letter from certain note-holders indicating an event of default and requesting payment in full.

       On December 17, 2001, $3,500 of the $7,100 promissory notes outstanding were settled via conversion to 1,400,000 common shares at a conversion price of $2.50 per share.

       During January 2002 and February 2002, $1,500 of promissory notes were settled via conversion to 600,000 common shares at a conversion price of $2.50.

       During January 2002, $350 of promissory notes were settled by exchanging the notes for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

       During May 2002, all of the remaining $1,750 of promissory notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

       On May 14, 2002, the Company completed a private placement of $1,068 of unsecured convertible subordinated debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

       The equity component of the $3,168 unsecured convertible debentures listed above has been valued at $380 and included in capital stock.


7.     Discontinued operations:

       On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary SNS Inc. and its subsidiaries. As a result, the Surgical Navigation business segment is presented as discontinued operations in these consolidated financial statements. Prior years' financial statements have been restated to conform to discontinued operations treatment.

       On August 14, 2001, SNS obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the Order was to stay the current obligations of SNS to creditors. On April 17, 2002, the Ontario Superior Court of Justice approved SNS's Plan of Arrangement.

       On October 19, 2001, the Grenoble (France) commercial court opened a procedure of compulsory liquidation against SNS Surgical Navigation Specialists (France) SAS ("SNS France"), a subsidiary of SNS. By virtue of this judgment, a liquidator has been appointed who is responsible for collecting the assets of SNS France and paying its debts. On November 2, 2001, SNS International Gmbh, a subsidiary of SNS, submitted a petition for insolvency to the Amstgericht Aalen (Germany). The Amstgericht Aalen made the decision to open a review of the matter and appointed an insolvency administrator on November 6, 2001.

       As a result of these developments, the Company has lost control of both SNS France and SNS International, and the assets and liabilities of each entity have been excluded from the assets and liabilities of discontinued operations. The de-consolidation of these subsidiaries has resulted in a gain totaling $1,129, due to the loss of control by the Company of the subsidiaries' operations.

       On December 10, 2001, the Company negotiated a settlement for payment of the deferred acquisition payments due to Zeiss, which included the offsetting of receivables from Zeiss and Zeiss subsidiaries with the amounts owed to Zeiss, along with a reduction in the net amounts payable. As a result, a gain of $1,173 has been recognized as part of the gain on disposition of discontinued operations (see note 8).

       On March 7, 2002 SNS sold substantially all of its intellectual property for proceeds of $2,700, resulting in a gain of $2,700 on disposition of discontinued operations. The proceeds not yet distributed to creditors of SNS amounting to $226 have been included as restricted cash, pending completion of the plan of arrangement.

       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

----------------------------------------------------------------------------------------------------
       Balance Sheet                                               June 30, 2002      June 30, 2001
----------------------------------------------------------------------------------------------------
       Current assets                                           $         -           $     6,937
       Capital assets and intangibles                                     -                   114
       Current liabilities                                           (4,013)              (15,835)
       Non-current liabilities                                         (379)                    -
----------------------------------------------------------------------------------------------------
       Net assets (liabilities) of discontinued operations      $    (4,392)          $    (8,784)
----------------------------------------------------------------------------------------------------

       Current assets of discontinued operations comprised mainly inventory and accounts receivable at June 30, 2001. Included in current liabilities at
       June 30, 2002 are deferred acquisition payments in the amount of $3,791
       (June 30, 2001 - $9,247) and trade payables and accrued liabilities.
       Non-current liabilities as at June 30, 2002 consist of deferred acquisition payments in the amount of $379 (June 30, 2001 - Nil) for total deferred acquisition payments of $4,170 at June 30, 2002 (see note 8).

       ===========================================================================================================
                                                                              Year ended June 30,
                                                                       -------------------------------------------
       Statement of Operations                                         2002           2001             2000
       -----------------------------------------------------------------------------------------------------------
       Revenue                                                    $      499        $   17,105     $    11,586

       Loss from operations                                                -           (18,798)        (10,003)
       Gain (loss) on disposition of discontinued operations           5,002           (22,644)             -
       -----------------------------------------------------------------------------------------------------------
       Income (loss) from discontinued operations                 $    5,002        $  (41,442)    $   (10,003)
       ===========================================================================================================

       Earnings (loss) per share from discontinued operations:
       Basic earnings (loss) per share from
         discontinued operations                                  $     0.24        $  (2.50)      $     (0.70)

       Diluted earnings (loss) per share
         from discontinued operations                             $     0.24        $  (2.50)      $     (0.70)
       ===========================================================================================================


       ===========================================================================================================
                                                                                   Year ended June 30,
                                                                         -----------------------------------------
       Statement of Cash Flows                                           2002              2001           2000
       -----------------------------------------------------------------------------------------------------------
       Operating activities                                       $       610       $    (8,900)   $   (14,682)
       Financing activities                                                 -                 -              -
       Investing activities                                                 -            (3,621)        (1,267)
       -----------------------------------------------------------------------------------------------------------
       Cash provided by (used in) discontinued operations         $       610       $   (12,521)   $   (15,949)
       ===========================================================================================================


8.     Acquisition

       (a) Acquisition of Remaining Twenty Percent Interest in Surgical Navigation Specialists Inc.:

       On July 1, 1998, the Company entered into an agreement with Carl Zeiss, Inc. ("Zeiss"), whereby the Company and Zeiss agreed to form SNS as a joint venture to develop and sell image-guided surgery systems. The ownership interests of the Company and Zeiss at the date of formation were 80% and 20%, respectively. Concurrent with the launch of SNS' commercial surgical navigation platform and workstation in late fiscal 2000, Zeiss informed the Company of its desire to withdraw from the joint venture, thereby eliminating SNS' distribution channel.

       Effective October 1, 2000, the Company acquired Zeiss' interest in SNS, whereby Zeiss exchanged its 20% ownership for $3,000 of warrants exercisable into 363,636 common shares of the Company and options to purchase SNS shares. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2,000 through either the issuance of shares or the payment of cash at the Company's option. The excess of the $3,000 purchase price over fair value of the net assets acquired was allocated to goodwill. Upon completion of the transaction, SNS became a wholly-owned subsidiary of the Company.

       (b) Acquisition of IGS Business:

       Contemporaneous with the acquisition of Zeiss' interest in SNS, the Company acquired certain assets, rights and contracts related to the image-guided surgery ("IGS") business of Zeiss, including assuming employment contracts for certain sales staff and applications specialists. Payment to Zeiss in connection with acquisition of the IGS business required the Company to pay for acquired inventory as it was sold and certain royalties on future sales, as the revenue associated with these sales were collected.

       The acquisition was accounted for using the purchase method and the fair value of the net assets acquired was as follows:

       =========================================================================
       -------------------------------------------------------------------------

       Non-cash working capital                                 $   7,271
       -------------------------------------------------------------------------
       Net assets                                                   7,271
       Total consideration (inclusive of deferred
           acquisition payments, see note 7)                       12,157
       -------------------------------------------------------------------------
       Excess of purchase price over fair value of
         net assets acquired allocated to goodwill                  4,886
       Accumulated amortization of goodwill
         included under discontinued operations                    (4,886)
       -------------------------------------------------------------------------
       Net value of goodwill                                    $       -
       =========================================================================

       On December 10, 2001 the Company agreed with Zeiss, to offset all amounts owing between Zeiss entities and the Company's entities and to defer and reduce the balance owing to Zeiss entities. The revised obligation of the Company is to pay US$1,500 over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in software licenses and or services to Zeiss during the period December 10, 2001 to December 2004.


9.     Inventory:

       =========================================================================
                                            June 30, 2002          June 30, 2001
       -------------------------------------------------------------------------

       Finished goods                        $      208             $      100
       Parts and components                         509                    738
       Work-in-process                                -                    119
       -------------------------------------------------------------------------
                                             $      717             $      957
       =========================================================================


10.    Capital assets:

       =========================================================================
                                            June 30, 2002          June 30, 2001
       -------------------------------------------------------------------------

       Furniture and fixtures                $       464            $      490
       Equipment                                   9,277                 9,228
       Software                                    3,990                 3,968
       Leasehold improvements                      5,515                 5,452
       -------------------------------------------------------------------------
                                                  19,246                19,138
       Less accumulated depreciation              16,205                12,975
       -------------------------------------------------------------------------
                                             $     3,041            $    6,163
       =========================================================================


11.    Other assets:

       =========================================================================
                                            June 30, 2002          June 30, 2001
       -------------------------------------------------------------------------

       Share purchase loans to
         employees and officers              $     1,894            $    1,894
       Other loan to officer                          50                    50
       -------------------------------------------------------------------------
                                                   1,944                 1,944
       -------------------------------------------------------------------------
       Less provision for loan impairment          1,944                 1,056
       -------------------------------------------------------------------------
                                             $         -            $      888
       =========================================================================


       The share purchase loans are non-interest bearing and unsecured. During the year ended June 30, 2002, the Company increased the provision for loan impairment resulting in a charge to operations of $888 (June 30, 2001 - $1,056).

       Loans to current employees and officers were due by October 1, 2000. Loans to former employees and officers were due on the earlier of employment termination or October 1, 2000.


12.    Deferred development costs:

       =========================================================================
                                            June 30, 2002          June 30, 2001
       -------------------------------------------------------------------------

       Deferred development costs            $     2,102          $    2,102
       Less accumulated amortization               1,205                 649
       -------------------------------------------------------------------------
                                             $       897          $    1,453
       =========================================================================


13.    Intangible assets:

       =========================================================================
                                            June 30, 2002         June 30, 2001
       -------------------------------------------------------------------------

       Core ultrasound technology           $     3,900            $    3,900
       Acquired workforce                             -                 1,800
       Other acquired technology                    684                   684
       Other intangible assets                      500                   350
       -------------------------------------------------------------------------
                                                  5,084                 6,734
       Less accumulated amortization              3,192                 2,023
       -------------------------------------------------------------------------
                                            $     1,892            $    4,711
       =========================================================================

       Intangible amortization expense for the year ended June 30, 2002 was $1,753 (June 30, 2001 -$1,824; June 30, 2000 - $166). Effective July 1,
       2001, the unamortized value of workforce which was previously included as an intangible asset was reclassified to goodwill as a result of the adoption of CICA Handbook Section 3062 (see note 14).


14.    Goodwill and intangible assets:

       In accordance with CICA 3062, the Company ceased amortizing goodwill and, on July 1, 2001, reclassified the value assigned to the workforce acquired on the acquisition of Dicomit on May 26, 2000 (an intangible asset) to goodwill with a net book value of $1,217 (original cost of $1,800 and accumulated amortization to July 1, 2001 of $583). The Company continues to amortize its remaining intangible assets as described in notes 1 and 13.

       Goodwill is as follows:

       =========================================================================
                                            June 30, 2002         June 30, 2001
       -------------------------------------------------------------------------

       Goodwill                             $      9,053           $     10,345
       Less accumulated amortization                  --                  2,509
       -------------------------------------------------------------------------
                                            $      9,053           $      7,836
       =========================================================================

       This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $2,100 and a reduction in amortization expense related to intangible assets of $600 for the year ended June 30, 2002. In accordance with the requirements of CICA 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

       The Company's pro forma net loss from operations and basic and diluted earnings (loss) per share assuming CICA 3062 had been adopted at the beginning of fiscal 2001 and 2000 are as follows:

       =============================================================================================================
                                                                                   Year ended June 30,
                                                                    ------------------------------------------------
                                                                         2002             2001             2000
       -------------------------------------------------------------------------------------------------------------
       Reported net income (loss) from continuing operations         $ (3,551)     $    (26,359)   $      3,335
       Add:   Amortization of goodwill                                    -               2,259             250
              Amortization of intangible asset workforce                  -                 533              50
       -------------------------------------------------------------------------------------------------------------
       Adjusted net income (loss) from continuing operations           (3,551)          (23,567)          3,635

       Income (loss) from discontinued operations                       5,002           (41,442)        (10,003)
       -------------------------------------------------------------------------------------------------------------
       Adjusted net income (loss)                                    $  1,451      $    (65,009)   $     (6,368)
       =============================================================================================================

       Basic earnings (loss) per share:
        Reported net income (loss) from continuing operations        $  (0.17)     $    (1.60)     $      0.23
        Amortization of goodwill                                          -              0.14             0.02
        Amortization of intangible asset workforce                        -              0.03              -
       -------------------------------------------------------------------------------------------------------------
        Adjusted net income (loss) from continuing operations           (0.17)          (1.43)            0.26

        Income (loss) from discontinued operations                       0.24           (2.50)           (0.70)

        Adjusted net income (loss)                                   $   0.07      $    (3.93)     $     (0.45)
       =============================================================================================================
       Diluted earnings income (loss) per share:
        Reported net income (loss) from continuing operations           (0.17)     $    (1.60)     $      0.22
        Amortization of goodwill                                          -              0.14             0.02
        Amortization of intangible asset workforce                        -              0.03              -
       -------------------------------------------------------------------------------------------------------------
        Adjusted net income (loss) from continuing operations           (0.17)          (1.43)            0.24

        Income (loss) from discontinued operations                       0.24           (2.50)           (0.70)

        Adjusted net income (loss)                                   $   0.07      $    (3.93)     $     (0.45)
       =============================================================================================================


15.    Capital stock:

       (a) The Company has authorized an unlimited number of common shares. There were 24,157,621 common shares issued and outstanding at June 30, 2002 (16,997,994 - June 30, 2001)

       (b) The weighted average number of common shares outstanding is as follows:

           =====================================================================
                                                                Common shares
           ---------------------------------------------------------------------

            June 30, 2002                                         21,365,303
            June 30, 2001                                         16,522,465
            June 30, 2000                                         14,238,754
           ---------------------------------------------------------------------

       (c)  Stock option plan:

            The Company's stock option plan was implemented to encourage ownership of the Company by directors, officers and employees of the Company and its subsidiaries. The maximum number of Common Shares which may be set aside for issuance under the plan is 4,200,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase the number of shares available under the Plan subject to the approval of the shareholders of the Company when required by law or regulatory authority.

            Generally, options issued under the Plan vest annually over a four year period. Any option granted which, for any reason, is cancelled or terminated prior to their exercise, will become available for grant under the Plan. In accordance with the plan, the exercise price of options is determined by the fair value of the Company's Common Shares at the time the option is granted.

            Options granted under the plan may be exercised during a period not exceeding seven years from the date of grant, subject to earlier termination upon the optionee ceasing to become a director, officer or employee of the Company or any of its subsidiaries, as applicable. Options issued under the plan are non-transferable.

       (d) Continuity of options issued under the plan as at June 30 is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                      2002                          2001                             2000
-----------------------------------------------------------------------------------------------------------------------
                                     Weighted Average                 Weighted Average                Weighted Average
                           Options    Exercise Price      Options      Exercise Price     Options      Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding,
  beginning of year     2,526,345       $   5.81       2,371,060        $ 6.84          1,770,635        $ 5.31

Granted                   437,500           1.93         712,700          2.92            910,190          9.59

Exercised                 (87,500)          2.13               -             -           (179,880)         5.65

Cancelled                (818,907)          5.31        (557,415)         6.33           (129,885)         6.73

-----------------------------------------------------------------------------------------------------------------------
Outstanding,
   end of year          2,057,438       $   5.34       2,526,345        $ 5.81          2,371,060        $ 6.84
=======================================================================================================================
Options exercisable,
   end of year          1,176,647       $   6.05       1,276,893        $ 5.77          1,062,525        $ 5.52
=======================================================================================================================

(e) A summary of the balances of options issued under the plan as at June 30, 2002 is as follows:


======================================================================================================================
                                    Options outstanding                                    Options exercisable
                      --------------------------------------------------------     ------------------------------------
                         Options         Weighted average                             Options
   Range of             outstanding        remaining          Weighted average      exercisable     Weighted average
exercise prices        June 30, 2002    contractual life        exercise price      June 30, 2002    exercise price
----------------------------------------------------------------------------------------------------------------------

 $ 1.70 to  $ 2.50        663,350          4.2  years              $ 2.07               82,850           $ 2.48

   3.30 to    3.95        325,288          2.3  years              $ 3.69              316,101             3.69

   4.50 to    5.90        191,250          3.8  years              $ 5.51              162,125             5.49

   6.00 to    6.75        178,350          0.8  years              $ 6.28              174,413             6.28

   7.00 to    9.90        699,200          3.3  years              $ 8.93              441,158             8.51
---------------------------------------------------------------------------------------------------------------------
 $ 1.70 to  $ 9.90      2,057,438          3.3  years              $ 5.34            1,176,647           $ 6.05
---------------------------------------------------------------------------------------------------------------------


16.    Other charges:

==========================================================================================================
                                                                           Year Ended June 30,
----------------------------------------------------------------------------------------------------------
                                                                  2002              2001            2000
----------------------------------------------------------------------------------------------------------
         Bad debt expense                                   $       367        $   2,845       $       360
         Operating leases                                         1,133            1,294             1,138
         Financing costs                                              -              953                 -
         Write-down of employee share purchase
           and other loans receivable                               888            1,056                 -
         Other                                                     (252)           1,247               113
----------------------------------------------------------------------------------------------------------
                                                            $     2,136        $   7,395       $     1,611
==========================================================================================================


17.    Joint venture operations:

       During 1995, the Company, Mitsui & Co., Ltd. and Mitsui & Co. (Canada) Ltd. entered into an agreement to establish a joint venture. The joint venture became effective May 18, 1995 with contributions of cash by the venturers. During the year ended June 30, 2001, the Company discontinued its participation within the joint venture, resulting in a combined operating loss and loss on dissolution of $965, which includes the realization of $566 of losses attributed to historical foreign exchange rate changes and operating losses amounting to $399.


18.    Income taxes:

       The Company has earned estimated investment tax credits ("ITCs") on Scientific Research & Experimental Development expenditures of $4,200, which will expire within the years beginning 2003 through 2006. These credits, prior to their expiry, may be applied to reduce income taxes otherwise payable.

       Total income tax expense varies from the amounts that would be computed by applying the effective income tax rate to the income (loss) from continuing operations before income taxes for the years ended June 30, as follows:

================================================================================================================
                                                                                    Year Ended June 30,
                                                                             2002           2001         2000
----------------------------------------------------------------------------------------------------------------
    Income tax expense (recovery)
      computed at effective rates                                      $   (1,433)     $  (11,300)    $   1,467

    Decrease (increase) in income tax expense (recovery) resulting from:

    Changes in the valuation allowance
      for future income tax assets                                            287           6,332        (1,032)

    Adjustments to future tax assets and liabilities
      for changes in substantively enacted tax rates                          277           2,762          (204)

    Investment tax credits not previously recognized                            -             571         1,263

    Utilization of loss carry forwards and investment tax credits               -               -        (1,819)

    Non-deductible amortization and other non-deductible items                869           1,221           325

    Loss on dissolution of joint venture                                        -             414            -
----------------------------------------------------------------------------------------------------------------
    Actual income tax expense (recovery)                               $        -      $        -     $      -
================================================================================================================


       The Company uses the asset and liability method of accounting for income taxes. The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

       ==============================================================================================================
                                                                                    June 30, 2002      June 30, 2001
       -------------------------------------------------------------------------------------------------------------
       Future income tax assets:
       Research and development expenditures carried forward                       $         -       $     8,602
       Non-capital income tax losses carried forward and income tax credits             24,030             5,573
       Future income tax deductions relating to accounting accruals
         and fixed assets                                                                1,609               727
       Share issue costs                                                                   619               353
       -------------------------------------------------------------------------------------------------------------
                                                                                        26,258            15,255
       Less valuation allowance                                                        (25,458)          (13,371)
       -------------------------------------------------------------------------------------------------------------
                                                                                           800             1,884
       Future income tax liabilities:
       Future income taxes relating to
          intangible assets and deferred compensation                                     (800)           (1,884)
       -------------------------------------------------------------------------------------------------------------

       Total future income tax liabilities                                                (800)           (1,884)
       -------------------------------------------------------------------------------------------------------------
       Net future income tax assets                                                $         -       $         -
       ==============================================================================================================

       The valuation allowance at June 30, 2002 primarily represents income tax benefits of non-capital income tax losses carried forward and research and development expenditures which management has assessed as unlikely to be realized at this time. Consequently, the benefit of the future income tax assets has not been recognized in these consolidated financial statements.

       The valuation allowance increased by $12,087 during the year ended June 30, 2002, primarily as a result of not recognizing the benefit of current net operating losses. During 2002, the Company determined that the non-capital losses carried forward of $39,398 relating to the discontinued SNS business would be available to be used against the Company's operating income. On that basis, the Company has included $13,435 of future income tax assets for 2002 related to these losses and recorded a valuation allowance in an equal amount.

       In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. In order to fully realize the future tax asset, the Company will need to generate future taxable income of approximately $75,000 prior to the expiration of the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes that the more likely than not criteria have not been satisfied in order for the Company to realize the benefits of these deductible differences.

       The Company has significant tax losses, research and development expenditures and other future income tax deductions, including investment tax credits carried forward arising from the discontinued SNS business. These tax losses amount to $71,000 and expire commencing from 2004 to 2009. The potential benefit of these losses and other deductions has not been recognized in the accounts of the Company.


19. Fair values of financial instruments:

       The Company uses financial instruments, primarily forward foreign currency exchange contracts, to hedge its exposure to fluctuations in the U.S./Canadian dollar exchange rate as a result of receiving substantially all of its revenue in U.S dollars. These consolidated financial statements include, to varying degrees, elements of market, credit and exchange risk in excess of amounts recognized in the balance sheets. The Company does not require collateral or other security to support financial instruments with credit risks. At June 30, 2002, the Company has outstanding foreign currency exchange contracts that represent a commitment to sell U.S. dollars of Nil (June 30, 2001 - U.S. $1.5 million) at a weighted average exchange rate of Nil (June 30, 2001 - $1.5728). At June 30, 2001, the estimated fair value of these contracts was $54.

       The Company previously held marketable securities that were carried at the lower of cost and market value.

       The subordinated convertible debentures have been recorded at face value and bear interest at 5%, and have been described in note 6.

       The Company financed specific receivables, with aggregate book values of $3,953 and received net proceeds of $3,607, through the issuance of bills of exchange. Prior to June 30, 2002, bills of exchange amounting to $2,142 were settled. Subsequent to June 30, 2002, bills of exchange amounting to $1,219 were settled. A receivable outstanding as of June 30, 2002 in the amount of US$585 was subsequently financed for net proceeds of US$533, through the issuance of a bill of exchange. The financing of receivables has been treated as a sale of receivables for accounting purposes. The Company also sold receivables amounting to $4,250 prior to June 30, 2002 for net proceeds of $3,873.

       The carrying values of the Company's other financial instruments approximate their fair values due to the short term to maturity of the various instruments.

       Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. Cash equivalents are placed with high credit quality financial institutions. The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, historical trends and other information. Credit losses have been within management's range of expectations.


20.    Commitments:

       The Company is committed under long-term operating leases for the rental of premises and office equipment. The minimum annual lease principal payments for the four years subsequent to June 30, 2002 are:

       =========================================================================
       -------------------------------------------------------------------------
       2003                                                       $ 1,581
       2004                                                         1,367
       2005                                                         1,080
       2006                                                         1,064
       2007 and thereafter                                          2,660
       =========================================================================


21. Segmented information and major customers:

       The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, diagnostic imaging and related information solutions.

       All of the Company's revenues are exports as follows:

       =============================================================================================
                                    Asia           United States        Europe       Total revenue
       ---------------------------------------------------------------------------------------------
       Years ended June 30
       2002                      $  23,045        $    12,389       $    10,063       $  45,497
       2001                         19,540             17,706             9,494          46,740
       2000                         20,066             10,466            13,589          44,121
       =============================================================================================

       The following are product and service revenues of the Company:

       =============================================================================================
                                                                      Year ended June 30,
                                                         -------------------------------------------
                                                               2002             2001           2000
       ---------------------------------------------------------------------------------------------
       Software licenses                                $    27,945     $     22,106    $    27,372
       Engineering services                                  15,265           17,673         14,748
       Services and other                                     2,287            6,961          2,001
       ---------------------------------------------------------------------------------------------
                                                        $    45,497      $    46,740    $    44,121
       =============================================================================================

       All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

       =============================================================================================
                                                                      Year ended June 30,
                                                         -------------------------------------------
                                                               2002             2001           2000
       ---------------------------------------------------------------------------------------------
       Customer A                                               22 %             27 %           29 %
       Customer B                                               13 %             15 %           12 %
       Customer C                                               15 %             15 %            8 %
       Customer D                                                - %             11 %            - %
       Customer E                                               14 %              5 %            - %
       Customer F                                                3 %              2 %           17 %
       =============================================================================================


22. Generally accepted accounting principles ("GAAP") in Canada and the United States:

       The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below:


  (a)  Consolidated statements of operations:

       ==============================================================================================
                                                                      Year ended June 30,
                                                         --------------------------------------------
                                                             2002             2001           2000
       ----------------------------------------------------------------------------------------------
        Income (loss) from continuing operations,
          Canadian GAAP                                 $  (3,551)      $   (26,359)     $     3,335

        Foreign exchange gains and losses on
          hedged transactions (i)                             (54)              269             (529)

        Provision for employee share purchase
          loans receivable (ii)                               838             1,056                -

        Purchased in-process research and
          development expense (iii)                         1,719             1,279           (5,748)
       ----------------------------------------------------------------------------------------------
        Income (loss) from continuing operations,
          United States GAAP                               (1,048)          (23,755)          (2,942)

        Income (loss) from discontinued operations          5,002           (41,442)         (10,003)

       ----------------------------------------------------------------------------------------------
        Net income (loss), United States GAAP           $   3,954       $   (65,197)     $   (12,945)
       ==============================================================================================



       ================================================================================================
                                                                        Year ended June 30,
                                                        -----------------------------------------------
                                                              2002            2001              2000
       ------------------------------------------------------------------------------------------------
       Earnings per share from continuing operations:
       Basic earnings (loss) per share from continuing
         operations, under United States GAAP              $ (0.05)      $   (1.44)          $ (0.21)

       Diluted earnings (loss) per share,
         under United States GAAP                          $ (0.05)      $   (1.44)          $ (0.21)

       ================================================================================================

       Earnings per share from discontinued operations:
       Basic earnings (loss) per share from
         discontinued operations, under United
         States GAAP                                       $  0.23       $   (2.51)          $ (0.70)

       Diluted earnings (loss) per share from
         discontinued operations, under
         United States GAAP                                $  0.23       $   (2.51)          $ (0.70)

       ================================================================================================

       Earnings per share:
       Basic earnings (loss) per share,
         under United States GAAP                          $  0.19       $   (3.95)          $ (0.91)

       Diluted earnings (loss) per share,
         under United States GAAP                          $  0.19       $   (3.95)          $ (0.91)
       ================================================================================================

         (i) Under Canadian GAAP, unrealized and realized gains and losses on foreign currency exchange contracts identified as hedges may be deferred as long as there is reasonable assurance that the hedge will be effective. Under United States GAAP, deferral is allowed only on foreign currency exchange contracts that are specifically designated and documented as hedges of identifiable firm currency commitments.

         (ii) Under Canadian GAAP, employee share purchase loans were included in loans receivable. Under United States GAAP, the loans would be classified as a reduction of shareholders' equity. Due to this difference, the provision for these loans for purposes of Canadian GAAP would not be recorded under United States GAAP.

         (iii) Under Financial Accounting Standards Board ("FASB") Statement No. 2, "Accounting for Research and Development Costs," acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The Company acquired in-process research and development as part of the business combination with Dicomit in May 2000. It represents products in the development stage not considered to have reached technological feasibility at the time of acquisition. Such costs are required to be expensed under United States GAAP. For the year ended June 30, 2000, the adjustment represents the write-off of acquired in-process research and development recorded as no similar allocation can be recorded under Canadian GAAP. For the years ended June 30, 2002 and 2001, the adjustment represents the reversal of amortization of the capitalized in-process research and development under Canadian GAAP.

         (iv) United States GAAP requires disclosure of the details of depreciation and amortization for the years ended June 30, as follows:

       ================================================================================================
                                                               2002             2001             2000
       ------------------------------------------------------------------------------------------------
       Depreciation of capital assets                    $    3,230       $    2,464       $    1,894
       Amortization of intangible assets                         34              164                -
       Amortization of deferred development costs               556              311              227
       Amortization of goodwill                                   -            2,259              250
       ------------------------------------------------------------------------------------------------
                                                         $    3,820       $    5,198       $    2,371
       ================================================================================================


 (b)   Consolidated statements of shareholders' equity (deficiency):

       ================================================================================================
                                                   June 30, 2002        June 30, 2001     June 30, 2000
       ------------------------------------------------------------------------------------------------

       Deficit, beginning of year,
         United States GAAP                       $    (102,939)       $    (37,742)     $    (24,797)
       Net income (loss),
         United States GAAP                               3,954             (65,197)          (12,945)
       ------------------------------------------------------------------------------------------------
       Deficit, end of year,
         United States GAAP                       $     (98,985)       $   (102,939)     $    (37,742)
       ================================================================================================


(c) Consolidated statements of cash flow:


                Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the statements of cash flows. United States GAAP does not permit this subtotal to be included. In addition, under U.S. GAAP the increase or decrease in bank indebtedness is classified as a financing activity.

(d) Other disclosures:

           (i) Stock-based compensation:

                Beginning in 1996, SFAS 123, Accounting for Stock-based Compensation, encourages, but does not require, companies to record compensation costs for employee stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method prescribed by existing accounting pronouncements in effect in the United States. SFAS 123 does require the disclosure of pro forma net income (loss) and income (loss) per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000: risk-free rate of 4.0% (2001 - 5.9%; 2000 - 6.0%), dividend yield of 0%, a volatility factor of the expected market price of the Company's shares of 79% (2001 - 80%; 2000 - 60%), and a weighted average expected life of the options in 2002, 2001 and 2000 of five years. The weighted average grant date fair values of options issued in 2002 was $1.90 per share (2001 - $2.93 per share; 2000 - $5.46 per share). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the year ended June 30, 2002, the Company's United States GAAP pro forma net income (loss) from continuing operations is $(1,579) (2001 - $(24,693); 2000 - $4,275) and basic income (loss) per share from continuing operations is $(0.07) (2001 - $(1.49) per share; 2000
                - $0.30 per share). The effects on pro forma disclosure of applying SFAS 123 are not necessarily representative of the effects on pro forma disclosure in future years.

           (ii) Under United States GAAP, interests in joint ventures are accounted for using the equity method of accounting as opposed to proportionate consolidation. The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. During the year ended June 30, 2001, the Company discontinued its participation within the joint venture, resulting in a combined operating loss and loss on wind up of $965. Under United States GAAP, the consolidated balance sheets would contain the following:

       ==================================================================================
                                                   June 30, 2002        June 30, 2001
       ----------------------------------------------------------------------------------
       Investment in Nippon Cedara Corporation      $       -           $        -

       ==================================================================================


         The consolidated statements of operations would contain the following:

       ===================================================================================
                                                             Year ended June 30,
                                                 -----------------------------------------
                                                     2002          2001           2000
       -----------------------------------------------------------------------------------
       Equity in profits (losses) of Nippon
            Cedara Corporation                   $    -        $    (965)      $    230
      ====================================================================================

         In addition to the above disclosures, the consolidated balance sheets, statements of operations and cash flows would be reduced by their values and changes in values that were proportionately accounted for in the consolidated financial statements under Canadian GAAP.

         A summary of the Company's proportionate share in Nippon Cedara Corporation is as follows:

       ===================================================================================
                                              2002             2001             2000
       -----------------------------------------------------------------------------------

        Current assets                     $     -          $       -          $    1,589
        Long-term assets                   $     -          $       -          $       81

        Current liabilities                $     -          $       -          $       57

        Revenue                            $     -          $       -          $    1,744
        Expenses                           $     -          $       -          $    1,281
        Net income (loss)                  $     -          $    (965)         $      463

        Cash flow used:
               Operating activities        $     -          $    (566)         $      404
               Investing activities        $     -          $       -          $        -
       ===================================================================================

         (iii) As of January 1, 1998, the Company implemented SFAS No. 130, "Reporting Comprehensive Income." This pronouncement, which is solely a financial statement presentation standard, requires the Company to disclose non-owner charges included in equity but not included in earnings. These charges include the fair value adjustment to certain available for sale securities, the foreign currency translation adjustments and the minimum pension liability adjustment. Comprehensive earnings (losses) from continuing operations for the years ended June 30, 2002, 2001 and 2000 were $(1,048), $(23,128) and $(3,060), respectively.

         (iv) The allowance for doubtful accounts as at June 30, 2002 was $881 (2001 - $2,873).

         (v) Rent expense under operating leases from continuing operations for the year ended June 30, 2002 amounted to $1,007 (2001 - $1,045; 2000 - $1,098).

         (vi) United States GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at June 30, 2002 were $2,003 (2001 - $2,325). At June 30, 2002 and 2001, there were no accrued liabilities that exceeded 5% of current liabilities.

         (vii) The Company has disclosed income before goodwill amortization, which is not a permitted disclosure under United States GAAP. For U.S. GAAP purposes goodwill amortization would be included in expenses and deducted in the determination of income (loss) before interest income.

         (viii) The Company has recorded a compound instrument under Canadian GAAP in connection with the unsecured convertible debentures issued during fiscal 2002 and 2001. United States GAAP does not permit separate recognition of the financial liability and equity components. Accordingly, the note payable would be classified entirely as notes payable for United States GAAP reporting purposes for the year-ended June 30, 2002. The change in classification did not affect the consolidated statements of operations. During the year ended June 30, 2001, the equity portion of the financial instrument related to the notes issued in connection with the acquisition of Dicomit were reclassified to notes payable, resulting in no difference in treatment under Canadian GAAP and United States GAAP.

         (ix) Under United States GAAP, amortization of deferred compensation would be included in general and administrative expenses.

23.    Recent accounting pronouncements:

       In December 2001, the CICA approved Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." This new Section establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services.

       Section 3870 requires a fair value based method of accounting for all awards granted to non-employees, and for certain, but not all, awards granted to employees. For all other types of awards, the Company may elect not to apply the fair value based method as a matter of policy.

       The standard is effective for fiscal years beginning on or after January 1, 2002, and applies to awards granted on or after the date of adoption. Certain types of awards granted prior to and remaining outstanding at the date of adoption will be captured within the scope of the new standard. The Company is currently assessing the impact of this new standard.

       In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset.

       In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing July 1, 2002, to be applied prospectively.

       In April 2002, the FASB issued Statement No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("Statement 145"), which provides for the recission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. In addition, gains and losses from extinguishment of debt will not longer be classified as an extraordinary item. The Statement will be effective for fiscal 2003, with early adoption of the provisions related to the classification of gains and losses on extinguishment of debt encouraged. Upon adoption, enterprises must reclassify prior period items that do not meet the extraordinary item classification criteria in APB 30. The Company plans to adopt the provisions of Statement 145 in fiscal 2003.

       In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). SFAS 146 requires that a liability be recognized for those costs associated with an exit or disposal activity only when the liability is incurred. In contrast, under Issue 94-3, a liability for an exit cost was recognized when the company committed to the exit plan. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

       The Company has not yet determined the effect that the adoption of these Standards will have on its financial position, results of operations or cash flows.


24.    Comparative figures:

       Certain prior years' figures have been reclassified to conform with the current year's presentation.




ITEM 18.   Financial Statements

      The Company has elected to provide financial statements for the financial years ended June 30, 2002, 2001 and 2000 and the related information pursuant to Item 17.

ITEM 19.   Exhibits


     Exhibit No.                                     Description
 ----------------  ----------------------------------------------------------------------------------------

     1.1           Articles of Amalgamation of Cedara, as currently in effect.
     1.2           By-laws of Cedara, as currently in effect.*
     2.1           Specimen share certificate.*
     2.2           Cedara Shareholder Rights Plan.
     4.1           Subscription Agreement, dated September 27, 2001, between Cedara and Analogic relating to the purchase by Analogic of 4,000,000 common shares of the Company.
     4.2           5% unsecured subordinated convertible debenture issued by Cedara in favour of RBC Capital Markets in trust for Epic Limited Partnership, dated January 18, 2002, in the principal amount of $150,000, due
                   January 18, 2007.
     4.3           5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Capital
                   Fund, dated February 1, 2002, in the principal amount of $200,000, due February 1, 2007.
     4.4           5% unsecured subordinated convertible debenture issued by Cedara in favour of GM & Partners
                   Corporation Inc., dated April 10, 2002, in the principal amount of $150,000, due April 10, 2007.
     4.5           5% unsecured subordinated convertible debenture issued by Cedara in favour of Anur Investments Ltd., dated April 10, 2002, in the principal amount of $150,000, due April 10, 2007.
     4.6           5% unsecured subordinated convertible debenture issued by Cedara in favour of Jeremy Colman, dated
                   April 10, 2002, in the principal amount of $150,000, due April 10, 2007.
     4.7           5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Fund, dated April 30, 2002, in the principal amount of $650,000, due April 30, 2007.
     4.8           5% unsecured subordinated convertible debenture issued by Cedara in favour of National Bank Financial in trust for 628088 British Columbia Ltd., dated April 30, 2002, in the principal amount of $150,000, due April 30, 2007.
     4.9           5% unsecured subordinated convertible debenture issued by Cedara in favour of Toyo Corporation, dated
                   May 1, 2002, in the principal amount of $1,567,800, due May 1, 2007.
     4.10          Subscription Agreement, dated as of April 29, 2002, between Cedara and Analogic relating to the purchase by Analogic of 580,461 common shares of the Company.
     4.11          Subscription Agreement, dated as of February 26, 2002, between Cedara and CIBC World Markets Inc.
                   ("CIBC WM") relating to the issuance of 266,666 common shares of the Company to CIBC WM in lieu of cash fees payable by the Company to CIBC WM pursuant to a letter agreement.
     4.12          Subscription Agreement, dated as of May 22, 2002, between Cedara and Standard Securities Capital
                   Corporation ("Standard") relating to the issuance of 25,000 common shares of the Company to Standard in consideration for services rendered by Standard to the Company pursuant to a letter agreement.
     4.13          Credit facility provided by National Bank of Canada to the Company including a commitment letter, dated January 7, 2002, and related documentation including a promissory note issued by Cedara in favour of National Bank of Canada dated January 18, 2002 in the principal amount of up to $100,000.
     4.14          Assignment Agreement between National Bank of Canada and Analogic dated January 18, 2002.
     4.15          Promissory note issued by Cedara in favour of Analogic, dated October 18, 2002, in the principal amount of US$650,000.
     4.16          Indemnity and Security Agreement between Cedara and Analogic, dated as of December 14, 2001, as amended on October 18, 2002.
     4.17          Minutes of settlement among Cedara, Surgical Navigation Specialists Inc., SNS Surgical Navigation
                   Specialists International GmbH, Carl Zeiss, Inc. and Carl Zeiss Oberkochen, dated December 10, 2001.
     4.18          Patent License Agreement among Cedara, Carl Zeiss Oberkochen and Carl Zeiss, Inc., dated January 2002.
     4.19          Cooperation and Customer Support Agreement among Surgical Navigation Specialists, Inc., Cedara and
                   Surgical Navigation Technologies, Inc., dated December 23, 2001.
     4.20          Incentive Retention Agreement between Cedara and Michael Greenberg, dated September 21, 2001.
     4.21          Retention Agreement between Cedara and Arun Menawat, dated as of August 1, 2001.
     4.22          Retention Agreement between Cedara and Shlomit Dekel, dated as of August 15, 2001.
     4.23          Employment Agreement between Cedara and Marcel Swennenhuis, dated as of August 14, 2001.
     4.24          Subscription agreement, dated November 14, 2001, between Cedara and Cerner Corporation relating to the purchase by Cerner Corporation of 200,000 common shares of the Company.
     8.1           List of subsidiaries.
     10.1          Management Discussion and Analysis (Fiscal 2002).
     99.1          Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


__________________

 *   Incorporated by reference to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001, filed on December 28, 2001.


                                  SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


    December 20, 2002



                                         CEDARA SOFTWARE CORP.


                                         By:   /s/FRASER SINCLAIR
                                             -----------------------------------
                                             Fraser Sinclair
                                             Chief Financial Officer and
                                             Corporate Secretary

                                 Certification
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Abe Schwartz, certify that:


         1. I have reviewed this annual report on Form 20-F of Cedara Software Corp.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.



   /s/ABE SCHWARTZ
-------------------------
Abe Schwartz
Chief Executive Officer
December 20, 2002


                                 Certification
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002



I, Fraser Sinclair, certify that:

         1. I have reviewed this annual report on Form 20-F of Cedara Software Corp.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.



  /s/FRASER SINCLAIR
-------------------------
Fraser Sinclair
Chief Financial Officer
December 20, 2002


                                                 EXHIBIT INDEX

Exhibit No.                                     Description
-----------------------------------------------------------------------------------------------------------------------
     1.1           Articles of Amalgamation of Cedara, as currently in effect.
     1.2           By-laws of Cedara, as currently in effect.*
     2.1           Specimen share certificate.*
     2.2           Cedara Shareholder Rights Plan.
     4.1           Subscription Agreement, dated September 27, 2001, between Cedara and Analogic relating to the purchase by Analogic of 4,000,000 common shares of the Company.
     4.2           5% unsecured subordinated convertible debenture issued by Cedara in favour of RBC Capital Markets in trust for Epic Limited Partnership, dated January 18, 2002, in the principal amount of $150,000, due
                   January 18, 2007.
     4.3           5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Capital
                   Fund, dated February 1, 2002, in the principal amount of $200,000, due February 1, 2007.
     4.4           5% unsecured subordinated convertible debenture issued by Cedara in favour of GM & Partners
                   Corporation Inc., dated April 10, 2002, in the principal amount of $150,000, due April 10, 2007.
     4.5           5% unsecured subordinated convertible debenture issued by Cedara in favour of Anur Investments Ltd., dated April 10, 2002, in the principal amount of $150,000, due April 10, 2007.
     4.6           5% unsecured subordinated convertible debenture issued by Cedara in favour of Jeremy Colman, dated
                   April 10, 2002, in the principal amount of $150,000, due April 10, 2007.
     4.7           5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Fund, dated April 30, 2002, in the principal amount of $650,000, due April 30, 2007.
     4.8           5% unsecured subordinated convertible debenture issued by Cedara in favour of National Bank Financial in trust for 628088 British Columbia Ltd., dated April 30, 2002, in the principal amount of $150,000, due April 30, 2007.
     4.9           5% unsecured subordinated convertible debenture issued by Cedara in favour of Toyo Corporation, dated
                   May 1, 2002, in the principal amount of $1,567,800, due May 1, 2007.
     4.10          Subscription Agreement, dated as of April 29, 2002, between Cedara and Analogic relating to the purchase by Analogic of 580,461 common shares of the Company.
     4.11          Subscription Agreement, dated as of February 26, 2002, between Cedara and CIBC World Markets Inc.
                   ("CIBC WM") relating to the issuance of 266,666 common shares of the Company to CIBC WM in lieu of cash fees payable by the Company to CIBC WM pursuant to a letter agreement.
     4.12          Subscription Agreement, dated as of May 22, 2002, between Cedara and Standard Securities Capital
                   Corporation ("Standard") relating to the issuance of 25,000 common shares of the Company to Standard in consideration for services rendered by Standard to the Company pursuant to a letter agreement.
     4.13          Credit facility provided by National Bank of Canada to the Company including a commitment letter, dated January 7, 2002, and related documentation including a promissory note issued by Cedara in favour of National Bank of Canada dated January 18, 2002 in the principal amount of up to $100,000.
     4.14          Assignment Agreement between National Bank of Canada and Analogic dated January 18, 2002.
     4.15          Promissory note issued by Cedara in favour of Analogic, dated October 18, 2002, in the principal amount of US$650,000.
     4.16          Indemnity and Security Agreement between Cedara and Analogic, dated as of December 14, 2001, as amended on October 18, 2002.
     4.17          Minutes of settlement among Cedara, Surgical Navigation Specialists Inc., SNS Surgical Navigation
                   Specialists International GmbH, Carl Zeiss, Inc. and Carl Zeiss Oberkochen, dated December 10, 2001.
     4.18          Patent License Agreement among Cedara, Carl Zeiss Oberkochen and Carl Zeiss, Inc., dated January 2002.
     4.19          Cooperation and Customer Support Agreement among Surgical Navigation Specialists, Inc., Cedara and
                   Surgical Navigation Technologies, Inc., dated December 23, 2001.
     4.20          Incentive Retention Agreement between Cedara and Michael Greenberg, dated September 21, 2001.
     4.21          Retention Agreement between Cedara and Arun Menawat, dated as of August 1, 2001.
     4.22          Retention Agreement between Cedara and Shlomit Dekel, dated as of August 15, 2001.
     4.23          Employment Agreement between Cedara and Marcel Swennenhuis, dated as of August 14, 2001.
     4.24          Subscription agreement, dated November 14, 2001, between Cedara and Cerner Corporation relating to the purchase by Cerner Corporation of 200,000 common shares of the Company.
     8.1           List of subsidiaries.
     10.1          Management Discussion and Analysis (Fiscal 2002).
     99.1          Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 _______________
 * Incorporated by reference to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001, filed on December 28, 2001.