Form 20-F
period 2003-06-30
CEDARA SOFTWARE CORP
filed 2003-10-22
CIK 883261

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   Form 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     -OR-

|x| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2003

                                     -OR-

|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______

       Commission File Number:  000-19865

       -----------------------------------------------------------------------

                             CEDARA SOFTWARE CORP.
            (Exact name of Registrant as specified in its charter)

                                Ontario, Canada
                        (Jurisdiction of Amalgamation)

                               6509 Airport Road
                         Mississauga, Ontario, L4V 1S7
                             Canada (905) 672-2100
             (Address of Registrant's principal executive offices)
       -----------------------------------------------------------------------

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

       As at June 30, 2003, 24,157,621 common shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes |x|       No  |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17 |x|   Item 18  |_|

                               TABLE OF CONTENTS

ITEM 1.   Identity of Directors, Senior Management and Advisors...............1

   A.     Directors and Senior Management.....................................1

   B.     Advisors............................................................1

   C.     Auditors............................................................1

ITEM 2.   Offer Statistics and Expected Timetable.............................1

   A.     Offer Statistics....................................................1

   B.     Method and Expected Timetable.......................................1

ITEM 3.   Key Information.....................................................2

   A.     Selected Financial Data.............................................2

   B.     Capitalization and Indebtedness.....................................4

   C.     Reasons for the Offer and Use of Proceeds...........................4

   D.     Risk Factors........................................................4

ITEM 4.   Information on the Company..........................................8

   A.     History and Development of the Company..............................8

   B.     Business Overview..................................................10

   C.     Organizational Structure...........................................14

   D.     Property, plant and equipment......................................14

ITEM 5.   Operating and Financial Review and Prospects.......................15

   A.     Operating Results..................................................15

   B.     Liquidity and Capital Resources ...................................16

   C.     Research, Development, Patents and Licenses, etc...................19

   D.     Trend Information..................................................19

   E.     Off-Balance Sheet Arrangements.....................................19

   F.     Tabular Disclosure of Contractual Obligations......................19

ITEM 6.   Directors, Senior Management and Employees.........................20

   A.     Directors and Senior Management....................................20

   B.     Compensation.......................................................21

   C.     Board Practices....................................................24

   D.     Employees..........................................................24

   E.     Share Ownership....................................................25

ITEM 7.   Major Shareholders and Related Party Transactions..................26

   A.     Major Shareholders.................................................26

   B.     Related Party Transactions.........................................26

   C.     Interests of experts and counsel...................................27

ITEM 8.   Financial Information..............................................28

   A.     Consolidated Statements and Other Financial Information............28

   B.     Significant Changes................................................28

ITEM 9.   The Offer and Listing..............................................28

   A.     Offer and Listing Details..........................................28

   B.     Plan of Distribution...............................................28

   C.     Markets............................................................28

ITEM 10.  Additional Information.............................................29

   A.     Share capital......................................................29

   B.     Memorandum and Articles............................................29

   C.     Material contracts.................................................30

   D.     Exchange Controls..................................................32

   E.     Taxation...........................................................32

   F.     Dividends and paying agents........................................33

   G.     Statements by experts..............................................33

   H.     Documents on display...............................................33

   I.     Subsidiary information.............................................34

ITEM 11.  Quantitative and Qualitative Disclosures about Market Risk.........34

   A.     Quantitative Information About Market Risk.........................34

   B.     Qualitative Information About Market Risk..........................34

ITEM 12.  Description of Securities Other than Equity Securities.............34

   A.     Debt Securities....................................................34

   B.     Warrants and Rights................................................34

   C.     Other Securities...................................................34

   D.     American Depository Shares.........................................34

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies....................34

ITEM 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds................................................35

   A.     Material Modification to Rights Attaching to Registered Securities.35

   B.     Material Modifications to Rights Attaching to Other Securities.....35

   C.     Substitutions or Withdrawals of Assets.............................35

   D.     Changes In Trustees or Paying Agents...............................35

   E.     Use of Proceeds....................................................35

ITEM 15.  Controls and Procedures............................................35

ITEM 16.  Audit Committee Financial Expert; Code of Ethics;
          Accountant Fees and Services.......................................35

   A.     Audit Committee Financial Expert...................................35

   B.     Code of Ethics.....................................................35

   C.     Principal Accountant Fees and Services.............................35

   D.     Exemptions From the Listing Standards for Audit Committees.........35

ITEM 17.  Financial Statements...............................................36

ITEM 18.  Financial Statements...............................................36

ITEM 19.  Exhibits...........................................................37

                                    PART I


ITEM 1.  Identity of Directors, Senior Management and Advisors

A.        Directors and Senior Management.

               Information not required for annual report.

B.        Advisors.

               Information not required for annual report.

C.        Auditors.

               KPMG LLP, of Toronto, Ontario has been the auditor of Cedara Software Corp. (the "Company" or "Cedara") since 1986. KPMG LLP is a member of the Institute of Chartered Accountants of Ontario.

ITEM 2.   Offer Statistics and Expected Timetable

A.        Offer Statistics.

               Information not required for annual report.

B.        Method and Expected Timetable.

               Information not required for annual report.

ITEM 3.  Key Information

A.       Selected Financial Data.

         Selected Historical Consolidated Financial Data

         The following table sets forth, for the periods and dates indicated, selected historical consolidated financial data of the Company and should be read in conjunction with the audited consolidated financial statements of the Company (the "Consolidated Financial Statements") and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The consolidated statements of operations data for the fiscal years ended June 30, 2003, 2002, 2001 and the consolidated balance sheet data as at June 30, 2003 and 2002 have been derived from the Consolidated Financial Statements. The consolidated statements of operations data for the fiscal years ended June 30, 2000 and 1999 and the consolidated balance sheets data as at June 30, 2001, 2000 and 1999 are derived from audited consolidated financial statements of the Company that are not included in this annual report after restating such prior years' financial data to give effect to discontinued operation accounting of the Company's Surgical Navigation Specialists line of business, as adopted in fiscal 2001. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). To the extent applicable to the Consolidated Financial Statements, Canadian GAAP conforms in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in note 24 to the Consolidated Financial Statements. No dividends were paid on the Common Shares of the Company during the periods presented. The Company's historical results are not necessarily indicative of the results that may be expected for any future period.


Consolidated Statements of Operations (Canadian GAAP) (In thousands of
Canadian dollars, except per share amounts)
----------------------------------------------------------------------------------------------------------------------
                                                                        Fiscal Year Ended June 30,
                                                    ------------------------------------------------------------------
                                                              2003        2002        2001        2000        1999
----------------------------------------------------------------------------------------------------------------------

Revenue                                                 $   30,148    $ 45,497    $ 46,740    $ 44,121    $ 38,491

Income (loss) before interest income (expense),
   loss on dissolution of joint venture
   and goodwill amortization                               (12,178)     (1,847)    (22,119)      3,210       4,389

Income (loss) from continuing operations                   (13,312)     (3,551)    (26,359)      3,335       4,997

Income (loss) from discontinued operations                    --         5,002     (41,442)    (10,003)     (3,195)

Net income (loss)                                       $  (13,312)   $  1,451    $(67,801)   $ (6,668)   $  1,802
-----------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share from continuing operations:
   Basic                                                $  (0.55)     $  (0.17)   $  (1.60)   $   0.23    $   0.40
   Diluted                                              $  (0.55)     $  (0.17)   $  (1.60)   $   0.22    $   0.37
Earnings (loss) per share:
   Basic                                                $  (0.55)     $   0.07    $  (4.10)   $  (0.47)   $   0.14
   Diluted                                              $  (0.55)     $   0.07    $  (4.10)   $  (0.47)   $   0.13



Consolidated Statements of Operations (U.S. GAAP)
(In thousands of Canadian dollars, except per share amounts)
-----------------------------------------------------------------------------------------------------------------
                                                                       Fiscal Year Ended June 30,
                                                     ------------------------------------------------------------
                                                            2003       2002        2001        2000       1999
-----------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations, Canadian
   GAAP                                                 $(13,312)   $(3,551)   $(26,359)   $  3,335    $ 4,997
Foreign exchange gains and losses on hedged
   transactions                                                -        (54)        269        (529)       314
Provision for (recovery of) employee share
   purchase loans receivable                                (103)       838       1,056           -          -
Accretion of interest on debt component of
   convertible debentures                                     63          -           -           -          -
Purchased in-process research and development
   expense                                                 1,438      1,719       1,279      (5,748)         -
----------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations, U.S.       (11,914)    (1,048)    (23,755)     (2,942)     5,311
   GAAP
Income (loss) from discontinued operations                     -      5,002     (41,442)    (10,003)    (3,195)
----------------------------------------------------------------------------------------------------------------
Net income (loss), U.S. GAAP                            $(11,914)   $ 3,954    $(65,197)   $(12,945)   $ 2,116
----------------------------------------------------------------------------------------------------------------

Earnings (loss) per share from continuing operations:

   Basic earnings (loss) per share, under
      U.S. GAAP                                         $  (0.49)   $ (0.05)   $  (1.44)   $  (0.21)   $  0.42
   Diluted earnings (loss) per share, under
      U.S. GAAP                                         $  (0.49)   $ (0.05)   $  (1.44)   $  (0.21)   $  0.39
Earnings (loss) per share:
   Basic earnings (loss) per share, under U.S. GAAP     $  (0.49)   $  0.19    $  (3.95)   $  (0.91)   $  0.17
   Diluted earnings (loss) per share, under
      U.S. GAAP                                         $  (0.49)   $  0.19    $  (3.95)   $  (0.91)   $  0.14
----------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets (Canadian GAAP)
(In thousands of Canadian dollars, except share amounts)
------------------------------------------------------------------------------------------------------------------
                                                                   As at June 30,
                                           -----------------------------------------------------------------------
                                                   2003           2002           2001           2000          1999
------------------------------------------------------------------------------------------------------------------
Total assets                               $     19,869    $    28,475   $     42,622    $    78,356   $    51,103
Shareholders' equity (deficiency)          $     (1,853)   $    11,459   $     (9,005)   $    56,246   $    37,250
Capital stock, including warrants          $    109,588    $   109,588   $     90,575    $    88,420   $    62,523
Common shares outstanding                    24,157,621     24,157,621     16,997,994     16,196,311    12,535,374
------------------------------------------------------------------------------------------------------------------


Consolidated Balance Sheets (U.S. GAAP)
(In thousands of Canadian dollars, except share amounts)
--------------------------------------------------------------------------------------------------------------
                                                                  As at June 30,
                                          --------------------------------------------------------------------
                                            2003           2002           2001           2000          1999
--------------------------------------------------------------------------------------------------------------
Total assets                        $     18,557    $    25,725   $     37,369    $    70,535   $    47,999
Shareholders' equity (deficiency)   $     (3,482)   $     8,329   $    (14,258)   $    48,210   $    34,146
Capital stock, including warrants   $    107,417    $   107,314   $     88,681    $    86,347   $    59,105
Common shares outstanding             24,157,621     24,157,621     16,997,994     16,196,311    12,535,374
--------------------------------------------------------------------------------------------------------------

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


Monthly Data                                    Annual Data
------------                                    -----------
                                                (for fiscal years ended June 30)
                                                --------------------------------
                      High         Low                          Average
September 2003       0.7424       0.7207        2003            0.6636
August 2003          0.7228       0.7092        2002            0.6376
July 2003            0.7481       0.7085        2001            0.6579
June 2003            0.7492       0.7263        2000            0.6725
May 2003             0.7437       0.7032        1999            0.6744
April 2003           0.6975       0.6737


         On October 15, 2003, the inverse of the Noon Buying Rate was US$0.7551 = $1.00.

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

D.       Risk Factors.

         Liquidity

         The Company's operating line of credit with the National Bank of Canada ("NBC") is fully secured by Analogic Corporation ("Analogic"), through a letter of credit issued to NBC. Because of the letter of credit guarantee, NBC does not require the Company to comply with any financial covenants. There can be no assurance that Analogic will continue to support the Company's operating line of credit past the current renewal date of December 20, 2004, or that the Company would be able to maintain or replace its operating line of credit without support from Analogic. The Company has experienced operating losses in the current fiscal year and prior years and there can be no assurance that the Company's operations will be profitable on a go-forward basis. The Company's ability to obtain additional financing is subject to a number of factors, including market conditions and its operating performance, that may make the timing, amount, terms and conditions of additional financing unattractive for the Company. If the Company raises additional funds by selling equity securities, the relative equity ownership of its existing shareholders could be diluted or the new investors could obtain terms more favorable than those that apply to existing shareholders. If the

Company raises additional funds through debt financing, it could incur significant borrowing costs and become subject to restrictive covenants, including restrictions on further indebtedness, restrictions on liens and restrictions on merger, consolidation or sale of assets.

         Major Customers

         The Company's strategy is to provide products and services to multiple divisions of the largest companies in the medical imaging industry. As a result, the Company has two customers each of which represents 10% or more of its consolidated revenues and, on an aggregate basis, these two customers represented approximately 41% of the Company's consolidated revenue for the fiscal year ended June 30, 2003. Any disruption in the Company's relationships with these customers could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

         Dependence on Key Personnel

         Loss of any senior management or other key personnel of the Company could have a disruptive effect on the implementation of the Company's business strategy and the efficient running of day-to-day operations. In particular, the Company may need to hire additional sales people, technical staff (especially software engineers and developers), managerial and marketing personnel. Competition for personnel throughout the health care and information technology industries is intense. The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

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

         Exchange Rate Fluctuations

         The Company derives all of its revenue from sales outside of Canada. Accordingly, the prices realized by the Company are affected by changes in the exchange rate of Canadian dollars for U.S. dollars or Canadian dollars for other foreign currencies. The majority of the Company's costs are payable in Canadian dollars and, therefore, the financial results of the Company are subject to foreign currency exchange rate fluctuations. In recent months, there has been a significant decline in the value of the U.S. dollar in terms of the Canadian dollar. This has had an adverse effect on the Company's results of operations. Further decline in the value of the U.S. dollar in terms of the Canadian dollar could have an additional adverse effect on the Company's results of operations.

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

         Some of the Company's current or future competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. These competitors may be able to undertake more extensive research and development, manufacturing and marketing efforts and may be able to adopt more aggressive pricing policies. In addition, some of the Company's competitors have more extensive customer bases and broader customer relationships, including relationships with the Company's current and potential customers. Some of the Company's competitors also have significantly more established customer support and professional services organizations and more extensive direct and indirect sales channels than the Company. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than the Company. As a result, the Company may not be able to maintain its competitive position and market share against current or future competitors, which could seriously harm its business and results of operations.

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

         International Operations

         The Company's business operations outside the United States and Canada subject it to numerous inherent potential risks associated with international operations, including:

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

         Intellectual Property

         The Company is heavily dependent upon proprietary technology. The Company has been issued eight patents and has 33 patents pending, all with respect to strategic features embodied in its principal products. In addition, the Company has further patent applications under evaluation with respect to certain software technology currently under development by the Company.

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

         Regulatory Clearances and Approvals for New Products

         The Company's products and services are subject to regulation as medical devices in the United States by the United States Food and Drug Administration (the "FDA"), in Canada under Health Canada's Medical Devices Regulations, and in other countries by corresponding regulatory authorities. The Company's ability to market new products and improvements to existing products depends upon the timing of appropriate licenses, pre-market clearance or approval from the FDA, Health Canada, or any other foreign regulatory authorities. Failure to comply with applicable domestic or other foreign regulatory requirements at any time during the production, marketing or distribution of products regulated by the FDA , Health Canada or other foreign regulatory authorities could result in, among other things, seizures of products, total or partial suspension of production, refusal to grant licenses, clearances or approvals, withdrawal of existing licenses, clearances or approvals, or criminal prosecution, any one of which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

         Product Liability and Insurance

         The Company's business subjects it to the risk that it will incur product liability claims. No assurance can be given that the insurance coverage limits of the Company are adequate to protect it against product liability claims that may arise. The Company may require additional product liability insurance coverage as the Company commercializes new products or improves existing products. This insurance is expensive and may not be available on acceptable terms, or at all. Uninsured product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

         Enforceability of Judgments

         The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is a corporation amalgamated under the laws of Ontario, that all of its officers and directors, with the exception of Bernard M. Gordon and John J. Millerick, are residents of Canada, that some or all of the experts named in this annual report are residents of Canada, and that the Company and a substantial portion of its assets are located outside the United States.

ITEM 4.  Information on the Company

A.       History and Development of the Company

         Cedara is a medical imaging company. Cedara was originally incorporated as 502378 Ontario Limited under the Business Corporations Act (Ontario) by Articles of Incorporation, dated January 19, 1982. It changed its name to I.S.G. Technologies Inc. on August 18, 1982. Following the approval of shareholders obtained at the December 17, 1999 Annual and Special Meeting of Shareholders, the Company changed its name to "Cedara Software Corp." effective December 21, 1999. Effective July 1, 2002, the Company amalgamated with DICOMIT Dicom Information Technologies Corp., the Company's then wholly-owned subsidiary. The amalgamated company adopted the name of the Company.

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

         During the first half of fiscal 2003, the Company underwent a change of management, resulting in the appointment of Abe Schwartz as Chief Executive Officer and Peter Cooper as Chairman of the Board of Directors, following the resignation of Dr. Michael Greenberg in September 2002. During November 2002, the Company announced that Arun Menawat, the President and Chief Operating Officer, would not be standing for reelection as a director at the Company's Annual General Meeting held on November 26, 2002 and that he was relinquishing his position as an officer of the Company. During the second quarter ended December 31, 2002, the Company eliminated a layer of management - three vice presidents and two senior directors - as part of the plan to streamline operations and increase efficiencies.


         During fiscal 2003, the Company launched a number of new products and technologies. For example:

         o In August 2002, the Company announced the release of Cedara(TM) I-Route(TM), a teleradiology DICOM gateway that compresses and distributes clinical studies to physicians at remote locations across point-to-point connections, allowing these remote physicians to better manage high volumes of medical images;

         o Also in August 2002, the Company launched Cedara(TM) I-Acquire(TM) , a universal software application in which multiple digital detectors, computed radiography ("CR") scanners and X-ray generators can be integrated into a powerful acquisition console, which improves ease of use and productivity for busy technologists, as well as giving original equipment manufacturers and system integrators the freedom to choose and quickly package detectors, scanners, and generators from different vendors into an assortment of tailored solutions, thereby addressing a broader range of clinical applications with less effort and faster time to market;

         o In January 2003, Cedara announced Cedara 3D Baby Explorer software which is an application that adds 3D fetal imaging to any existing Ultrasound system, allowing expectant parents, during scheduled ultrasound examinations, to view and record 3D images months before a baby's arrival;

         o In March 2003, the Company launched Cedara Vivace, a suite of 3D visualization software plug-in components for examining images acquired from Computed Tomography and Magnetic Resonance imaging scanners, allowing advanced 3D visualization and use of diagnostic tools that are easily plugged into imaging workstations already installed in the field, or into new medical imaging devices;

         o In July 2003, the Company announced Cedara OrthoWorks, a desktop application and web server solution for orthopedic surgeons that allows the surgeon to prepare for surgery whether working in the hospital, at home or elsewhere with instant access to digital patient images, surgical planning aids, measurement tools and a library of digital prosthetic templates; and

         o In September, 2003, the Company launched Cedara I-Reach 3.0, a new Picture Archiving and Communications System ("PACS") web-based viewer, that significantly advances the current capabilities of PACS viewers by providing fast access to images through the use of the latest compression techniques, while maintaining high image quality and provides complete seamless integration with hospital PACS and hospital information systems ("HIS") and radiology information systems ("RIS").


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

         On October 18, 2002, Cedara issued to Analogic a promissory note in the principal amount of US$650,000 bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston). On the same day, the parties amended their existing indemnity and security agreement, dated December 14, 2001, to extend its application to the newly issued promissory note. The note was repaid on January 16, 2003.

         In November 2002, the Company announced several initiatives associated with its entrance into the medical imaging market in China, including funding from the Canadian International Development Agency, the signing of a cooperation agreement with the Hong Kong Polytechnic University to deploy PACS, and the signing of a partnership agreement with the largest HIS company in China. Since November 2002, the Company entered into arrangements with a number of companies in China, including Beijing WanDong Medical Equipment Co., Landwind Industrial Co. Ltd. and Shan Dong XinHua Medical, to distribute the Company's digital X-ray, PACS and 3D imaging applications to the Chinese market.

         In March 2003, the Company received a Nasdaq Staff Determination indicating that it had failed to comply with either the US$1.00 minimum bid price requirement or the US$2.5 million minimum shareholders' equity requirement for continued listing on the Nasdaq SmallCap Market. Following an oral hearing that occurred before the Nasdaq Listing Qualifications Panel on May 1, 2003, the Company was granted conditional continued listing on the Nasdaq SmallCap Market, subject to the requirement that it make a public filing prior to June 30, 2003 evidencing that the Company had attained a minimum of US$3.5 million in shareholders' equity. The Company did not attain US$3.5 million in shareholders' equity prior to June 30, 2003. On July 3, 2003, the Company's common shares were delisted from Nasdaq and became eligible for trading on the OTC Bulletin Board under the symbol "CDSWF."

         The Company's capital expenditures over the past three fiscal years were as follows:

Capital Expenditures, Net of Dispositions
(in thousands of Canadian dollars)
--------------------------------------------------------------------------
                               Fiscal Year Ended June 30,
                           -----------------------------------------------
                                 2003             2002               2001
--------------------------------------------------------------------------
Furniture and fixtures            $ -            $ (26)              $(85)
Equipment                         313               49                738
Software                          568               22                558
Leasehold improvements            470               63                337
                           -----------------------------------------------
                               $1,351             $108             $1,548
--------------------------------------------------------------------------


         The Company currently has no plans to make any additional material capital expenditures or divestitures.

         The Company's principal office is located at 6509 Airport Road, in Mississauga, Ontario Canada. The telephone number for Cedara's principal office is (905) 672-2100.

B.       Business Overview

         Overview

         The Company is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. The Company is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company develops and markets software for all major digital modalities and currently uses a business-to-business model to market its products and technology through Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs").

         The Company generates revenue in three ways:

         o by developing and licensing its software technology and products;
         o through development of custom software for healthcare equipment manufacturers; and
         o     through service and support provided to its customers.

         The Company typically realizes a larger percentage of its annual revenue and earnings in the third and fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the fiscal year, principally due to the timing of annual license contract renewals from major customers.

         Principal Products and Services

         The Company believes it has the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images; sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography ("CT"), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging ("MRI"), nuclear medicine, positron emission tomography ("PET"), and ultrasound. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System ("PACS") workstations have been licensed to date.

         To accurately assess a patient's condition, it is often necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as CT scanners, MRI, ultrasound imagers, digital X-ray and nuclear medicine imagers.

         In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating these diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.

         Cedara(R) OpenEyes(TM) Platform

         Software development can be accelerated by building applications on a software platform consisting of libraries and tools. In 1991, the Company developed a software imaging platform, called Imaging Application Platform(R) ("IAP"), which, over the past 12 years, has been used by the Company to develop imaging technologies and products for sale to OEMs and VARs, as well as licensed to these customers as a development platform for their development of custom applications.

         The Company's most advanced imaging software platform, called OpenEyes(TM), incorporates the stable imaging code of IAP into a flexible, componentized architectural framework, which allows the Company and its OEM partners to rapidly develop new imaging applications for medical devices and medical imaging information systems. OpenEyes is also used in some custom engineering projects by the Company to accelerate the development of applications for OEM customers.

         The Company's IAP software is embedded in approximately 30% of MRIs currently in use and is embedded in approximately 82% of all PET-CT systems installed in the United States.

         Imaging Information Systems - Cedara(R) I - Suite(TM) of PACS
Products

         Once a digital medical image is created from an imaging device, the ongoing value of that image is diminished, unless it can be stored, retrieved, transmitted, distributed and displayed. The second phase of the clinical workflow process, image management, involves the use of PACS networks to perform these functions. These networks allow electronic images to be reviewed and analyzed on a computer screen by healthcare specialists at remote locations, from a hospital terminal to a radiologist's home office. Central electronic archives eliminate the problem of lost films, and reduce storage and distribution costs.

         The Company's full range of PACS products enable Cedara to provide complete integrated PACS solutions for any clinical environment. The Company believes that its knowledge and expertise in developing image acquisition technology for the dominant medical device OEMs has strengthened the reliability and clinical relevance of the Company's PACS solutions and that the functionality and scalability of the Company's products exceeds those of many of its competitors.

         The Company's Cedara(R) I-Suite(TM) product line is comprised of innovative applications such as:

         (i) Cedara(R) I-Softview(TM), a family of clinically reliable, workflow-oriented diagnostic and review workstations, including:

               o Cedara(R) I-Report(TM) - a radiologist diagnostic workstation which utilizes automated workflow, presentation protocols, and advanced post-processing toolsets;

               o Cedara(R) I-Read(TM) - a workstation optimized for multi-modality viewing, where the user preferences and intuitive user interfaces enable reporting physicians and specialists efficient and effective workflow;

               o Cedara(R) I-View(TM) - a simple and cost effective review workstation that provides DICOM connectivity with a high performance display, allowing clinicians easier access to patient data;

         (ii) Cedara(R) I-Store(TM), a scalable, web-enabled, truly DICOM-compliant archiving solution with a distributed system architecture, which is designed to meet the evolving performance and redundancy requirements of healthcare enterprises; and

         (iii) Cedara(R) I-Reach(TM), a web-based DICOM image distribution server, which allows referring physicians and clinicians to have fast and timely access to patient information.

         The Company licenses these products to OEMs and VARs as full solutions and individually as products to complement the existing portfolio of customers' PACS offerings. The Company also offers PACS solutions for specific modalities, such as OrthoWorks(TM), a family of products that can be used individually with an existing PACS or together as a complete orthopedic, web-enabled package.

         Applications

         The Company has successfully leveraged its core imaging expertise to develop products for new markets and utilize its knowledge of multiple modalities to leverage products into new clinical applications. The following products demonstrate this achievement:

         (i) Cedara(R) I-Acquire(TM), a universal software acquisition console with optimized workflow for multiple X-ray modalities, such as Digital Radiography ("DR"), Computed Radiography ("CR") and Digitized Film ("DF");

         (ii) Cedara(R) DICOMIT(R) Information Manager, a solution that upgrades any medical modality system to complete DICOM 3.0 connectivity;

         (iii) Cedara(R) DICOMIT(R) Cardiac Information Manager(TM), a solution that upgrades any cardiac ultrasound system to complete DICOM 3.0 connectivity;

         (iv) Cedara(R) DICOMIT(R) Console(TM) (Acquisition), a cost-effective, software-only solution that enables customers to add upgraded, modern functionality to any legacy modality scanner, which extends the life of the legacy device and allows full integration with any vendor modality device and connectivity within the healthcare enterprise;

         (v) Cedara(R) Volume Explorer(TM), a real time 3D rendering and visualization software engine that can be embedded in any Windows environment within an ultrasound console, review station or acquisition device;

         (vi) Cedara(R) Baby Explorer(TM), a software only solution that adds 3D fetal imaging to any existing ultrasound system, allowing expectant parents, during scheduled ultrasound examinations, to view and record 3D images months before a baby's arrival; and

         (vii) Cedara(R) Vivace(TM), a suite of 3D visualization software plug-in components for examining images acquired from Computed Tomography and Magnetic Resonance imaging scanners, allowing advanced 3D visualization and use of diagnostic tools that are easily plugged into imaging workstations already installed in the field, or into new medical imaging devices.

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

         Cedara Engineering Services

         Custom engineering is the part of the Company's business that undertakes software development under contract. Several established companies have entrusted the Company with the custom development of medical imaging software embedded in the core products they produce. Software developed under contract by the Company includes operator console software for CT scanners, MRIs, nuclear medicine imagers and other devices.

         The Company also provides training, technical and maintenance services to its customers. Service contracts are often built into the overall agreement with the customer, thereby providing an ongoing revenue stream.

         Product Distribution and Markets

         The Company's current business model is to sell exclusively through major healthcare OEMs and VARs. As an independent supplier of imaging software to medical equipment manufacturers, the Company has established a global presence, and has fostered long-term relationships with major companies in the healthcare industry by applying its broad range of skills and continually enhancing its intellectual property. The Company believes that its integrated solutions are well positioned to address the needs of a growing number of hospitals converting to digital image management.

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

         The Company's products are sold throughout the world by VARs, systems integrators and OEMs including Philips Medical Systems, GE Medical Systems, Hitachi Medical Corporation, Cerner Corporation, EMed Technologies, and Toshiba Medical Systems.

         Revenue Distribution

         As of June 30, 2003, the Company serves one industry segment, medical imaging and related information solutions.

         The Company has two customers each of which represents 10% or more of its sales and contract revenues. On an aggregate basis, these two customers represented approximately 41% of consolidated revenue for the year ended June 30, 2003. Further details of sales to these customers are disclosed in note 20 of the notes to the Consolidated Financial Statements appearing at Item 17 of this annual report.

         Cedara's consolidated revenue, by geographic region, for the three most recent fiscal years, as a percentage of total sales are as follows:

 --------------------------------------------------------------------
                            2003          2002          2001
 --------------------------------------------------------------------
     United States           29%           27%           38%
     Europe                  27%           22%           20%
     Asia                    44%           51%           42%
 --------------------------------------------------------------------
                            100%          100%          100%
 --------------------------------------------------------------------

         Dependence on Patents, Licenses and Other Contracts

         The Company's success is heavily dependent upon its proprietary technology. The Company relies upon patents, copyrights, trademarks, and trade secrets to protect its intellectual property. The Company has been issued eight patents, and has 33 patents pending, all with respect to strategic features embodied in its principal products. In addition, the Company has further patent applications under evaluation with respect to certain software technology currently under development by the Company. Where appropriate, the Company also enters into non-disclosure and/or confidentiality agreements with persons to whom it reveals its proprietary information, such as OEMs that the Company works with on future products.

         The Company is currently dependent on eight suppliers who supply hardware and software components that are incorporated in or sold with certain of the Company's products. All but one of these components are supplied under licensing agreements with the suppliers. The component that is not currently supplied under contract is obtained on a purchase order basis. Should the supply of any of these components be unavailable, the Company may experience a temporary negative impact on sales while replacement technologies are secured.

         Government Regulation

         A number of the Company's products and services are subject to regulation as medical devices in the United States by the FDA, in Canada under Health Canada's Medical Devices Regulations and in other countries by corresponding regulatory authorities. The Company's ability to market new products and improvements to existing products depends upon the timing of appropriate licenses, pre-market clearance or approval from the FDA, Health Canada, or any foreign counterparts.

         Competition

         The primary competitors for the Company's diagnostic imaging products are the internal development groups of large diagnostic imaging companies, including Hitachi Medical Corporation, Toshiba, General Electric Medical Systems, Philips Medical Systems and Siemens. The primary competitors for the Company's management products are various PACS software vendors that offer solutions that are similar to those offered by the Company, including Merge eFilm, A.L.I./Mckesson, Stentor, General Electric Medical Systems, Philips Medical Systems, Swissray and others.

         Legal Proceedings

There are currently no material outstanding legal proceedings.

C.       Organizational Structure

         The full corporate name of the Company is "Cedara Software Corp." The Company is organized and existing under the Business Corporations Act (Ontario). The following table sets forth the relationship among the Company and its subsidiaries.


---------------------------------------------------------------------------------------------------------------
Name                                 Jurisdiction of       Percentage of the Votes attaching to all Voting
                                     Incorporation or    Securities of the Subsidiary represented by Voting
                                       Continuance      Securities Beneficially Owned, or over which control
                                                              or direction is exercised by the Company
---------------------------------------------------------------------------------------------------------------
ISG Medical Systems Inc.(1)           Massachusetts                             100%
---------------------------------------------------------------------------------------------------------------
Cedara Software Limited(1)               Ontario                                100%
---------------------------------------------------------------------------------------------------------------
Surgical Navigation Specialists          Ontario                                100%
Inc.(1)
---------------------------------------------------------------------------------------------------------------

----------------------
(1) Currently inactive.


D.       Property, plant and equipment

         The following table sets forth the principal properties of Cedara.


----------------------------------------------------------------------------------------------------------
                                                                             Business       Owned/Leased
Location of Principal                                                        Division         and Major
Property                     Capacity          General Nature               Utilizing      Encumbrances
----------------------------------------------------------------------------------------------------------
6509 Airport Road,           59,375 sq. ft.    Executive offices,              All             Leased
Mississauga, Ontario                           Administration,
Canada                                         Research & Development

3030 Orlando Drive           14,999 sq. ft.    Sub-leased to a third party     N/A             Leased
Mississauga, Ontario
Canada
----------------------------------------------------------------------------------------------------------


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

Discussion of Operating Results

         See Exhibit 99.1.


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

         Certain software arrangements can include multiple elements, where the Company is required to determine the fair value of each element in assessing whether the fee is fixed and determinable. The elements which may be included in the Company's software arrangements might comprise product licenses, maintenance and support, as well as training, implementation and engineering services. The Company limits its assessment of vendor specific objective evidence of fair value (VSOE) for each element to the price charged when the same element is sold separately. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method.

         Under the residual method, the Company establishes VSOE for maintenance and support based on contract specified renewal rates. Accordingly, if all other revenue recognition criteria are met, revenue from licenses is recognized upon delivery using the residual method in accordance with SOP 98-9 and maintenance and support revenue is recognized ratably over the term of the maintenance period.

         The Company's software products are fully functional upon delivery and implementation and do not require significant modification or alteration.

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

         Accounting for Goodwill

         The Company tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before discontinued operations. The determination of impairment requires management to make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this it is necessary to identify the reporting unit associated with the goodwill and to assess the value of the goodwill in the context of that reporting unit. It has been determined that the Company consists of a single reporting unit. As a result, goodwill is tested for impairment at a corporate level. The Company uses the quoted market price of its shares as a basis for fair value measurement. The development and selection of this accounting policy was discussed with the Company's audit committee.

         The determination of goodwill fair value is dependant upon estimates of future events and conditions, many of which are outside the control of the Company.

         Impairment of long-lived assets

         The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

         The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

         The determination of any impairment in long-lived assets is dependant upon estimates of future events and conditions, many of which are outside the control of the Company.

B.       Liquidity and Capital Resources

         The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. To the extent applicable to the Consolidated Financial Statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 24 to the Consolidated Financial Statements.

         The Company's consolidated balance sheets as at June 30, 2003 and 2002 are summarized as follows:


    Consolidated Balance Sheet
-----------------------------------------------------------------------------------------

    (In millions of dollars)                                      2003            2002
-----------------------------------------------------------------------------------------
    Current assets of continuing operations                   $    6.9         $  13.6
    Less:  current liabilities of continuing operations          (16.3)           (9.9)
-----------------------------------------------------------------------------------------
    Working capital (deficiency) of continuing operations         (9.4)            3.7
    Current liabilities of discontinued operations                (2.5)           (4.0)
-----------------------------------------------------------------------------------------
    Working capital (deficiency)                                 (11.9)           (0.3)

    Capital assets                                                 2.6             3.0
    Long-term portfolio investment                                 0.5             -
    Goodwill                                                       9.1             9.1
    Intangible assets                                              0.5             1.9
    Deferred development costs                                     0.3             0.9
-----------------------------------------------------------------------------------------
                                                              $    1.1         $  14.6
-----------------------------------------------------------------------------------------
    Represented by:
    Convertible debentures                                         2.9             2.8
    Non-current Liabilities of discontinued operations             -               0.3
    Non-current portion of provision for loss on sublease          0.1             -
-----------------------------------------------------------------------------------------
                                                                   3.0             3.1
    Shareholders' equity (deficiency)                             (1.9)           11.5
-----------------------------------------------------------------------------------------
                                                              $    1.1         $  14.6
-----------------------------------------------------------------------------------------


         As of June 30, 2003, the Company held current assets from continuing operations of $6.9 million principally in the form of accounts receivable of $5.5 million, inventory of $0.5 million and prepaid expenses and other assets of $0.9 million.

         The Company's working capital position at June 30, 2003 declined by $11.6 million from June 30, 2002 reflecting a decline in working capital from continuing operations of $13.1 million offset partially by reduced current liabilities of discontinued operations of $1.5 million.

         The decline in working capital from continuing operations of $13.1 million is due primarily to lower accounts receivable of $6.1 million, increased bank indebtedness of $4.6 million and increased payables of $2.3 million. The decrease in accounts receivable reflects lower sales in the fourth quarter of fiscal 2003, improved cash collections, lower extended term receivable balances, and an increased bad debt provision of $0.8 million. The Company financed specific receivables, with aggregate book values of $1.8 million and received net proceeds of $1.6 million, through the issuance of bills of exchange. Prior to June 30, 2003, bills of exchange amounting to $0.9 million were settled. At June 30, 2003, a bill of exchange amounting to $0.9 million was not yet due for settlement. There are no collectibility or billing problems with customers or classes of customers, other than as provided in the financial statements. There were no significant changes in credit terms during the fiscal year 2003.

         The decline in current liabilities from discontinued operations of $1.5 million reflects primarily payments made to Zeiss under the terms of the settlement agreement as described below.

         Continuing operating activities used cash of $1.4 million during the fiscal year ended June 30, 2003, an improvement of $2.0 million, compared to $3.4 million during the fiscal year ended June 30, 2002. The decrease in cash used in operating activities during the fiscal year ended June 30, 2003 resulted mainly from decreased working capital requirements of $7.8 million, as explained above, offset by cash used in operations before working capital changes of $9.2 million. The $3.4 million in cash usage during the fiscal year ended June 30, 2002 reflects cash generated from operations before changes in working capital of $2.9 million offset by a $6.3 million increase in working capital requirements.

         Investing activities consumed cash of $1.2 million during the fiscal year ended June 30, 2003 compared to providing cash of $2.5 million during the fiscal year ended June 30, 2002. The net cash outflow from investing activities during fiscal 2003 was primarily a result of capital asset purchases and additions to intangible assets of $1.5 million. Capital asset additions include leasehold improvements of $0.5 million associated with consolidating operations into one facility, equipment purchases of $0.3 million and entering into a $0.5 million enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period, and standardizing the Company's development environment on the latest Microsoft development platform.

         Financing activities for fiscal 2003 generated cash of $4.6 million compared to $0.2 million in fiscal 2002. The cash generated from financing activities in fiscal 2003 reflects the increased draw on the Company's bank line of $4.6 million. On October 18, 2002, the Company issued a US$0.65 million short term promissory note bearing interest at prime to Analogic. This was repaid on January 16, 2003. Financing activities for fiscal 2002 reflect proceeds of $13.6 million received on the issuance of shares and proceeds of $1.1 million received on the issuance of convertible debentures offset by the $8.3 million repayment of Dicomit notes payable and lower bank indebtedness of $6.2 million. The issuances of shares reflect the September 28, 2001 private placement of 4,000,000 common shares to Analogic at $2.96 per share for net proceeds of $11.8 million, (after taking into account the issuance of 266,666 common shares to a Canadian investment dealer), the November 23, 2001 private placement to Cerner Corporation of 200,000 common shares at US$0.75 per share for proceeds of $0.2 million, the May 3, 2002 private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1.4 million and the exercise of $0.2 million of stock options. The issuance of debentures reflects the issuance of $1.1 million of unsecured convertible debentures to Toyo Corporation of Japan.

         On August 27, 2002, Analogic agreed to provide an additional guarantee in support of the Company's operating line of credit with NBC, by increasing its supporting letter of credit by up to $3.0 million, on an as required basis, in increments of $1.0 million. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. Along with the $3.0 million increase, Analogic agreed to make available up to $2.0 million of additional support. Subsequent to June 30, 2003, Analogic increased the letter of credit by $2.0 million which temporarily increased the Company's borrowing capacity under the current operating line to $14.0 million. On October 31, 2003, the bank operating line reverts to $12.0 million unless further extended by the bank in writing. Analogic also agreed to extend the term of expiry of the letter of credit to December 20, 2004.

         As of June 30, 2003, the Company's principal sources of liquidity consisted of the bank credit facility of $12.0 million (subsequently increased temporarily to $14.0 million), accounts receivable of $5.6 million and ongoing future operating cash flows. The Company will continue to seek other sources of financing to further strengthen its working capital position. Management believes the results of the above will provide sufficient operating cash flows to meet the Company's short-term cash requirements during fiscal 2004.

         The Company's cash requirements in the short-term relates to the ongoing funding of its operations and the servicing of its debt.

         The current liabilities of discontinued operations as at June 30, 2003 of $2.5 million included amounts due to Zeiss of $2.4 million in connection with the Company's acquisition of Zeiss' interest in Surgical Navigation Specialists Inc. ("SNS"). On December 28, 2001, the Company announced that it had reached a settlement agreement with Zeiss. The agreement, which offset the receivables owing from Zeiss with amounts owed to Zeiss and reduced the Company's net liabilities to Zeiss, provided for a cash settlement of US$1.5 million to Zeiss, paid out over the course of 18 months commencing April 30, 2002, and for the Company providing US$1.5 million of software licenses and engineering services to Zeiss at no charge. As of June 30, 2003 the Company had paid US$1.25 million of the US$1.5 million cash portion of the liability. The Company is currently in discussions with Zeiss to provide goods or services in settlement of the non-cash liability. As detailed in note 14 to the audited Consolidated Financial Statements, the Company has also provided price protection on the value of certain warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2.0 million.

         The Company does not at this time have any other material commitments for capital expenditures.

C.       Research, Development, Patents and Licenses, etc.

         The Company believes that its future success depends in part on its ability to maintain and enhance its core technology and product functionality. To date, the Company has devoted significant resources to its product development efforts and it intends to continue to do so in the foreseeable future.

         Research and development expense incurred in the fiscal year ended June 30, 2003 of $9.4 million was 22% lower that incurred during the fiscal year ended June 30, 2002. Research and development expense represented 31% of revenue in 2003 and 27% of revenue in 2002, compared to $12.1 million or 26% of revenue for the fiscal year ended June 30, 2001.

         No research and development expenses were capitalized in fiscal 2003, 2002 or 2001. Amortization of deferred development costs of $0.6 million were included in depreciation and amortization expense in 2003, compared with $0.6 million in 2002 and $0.3 million in 2001. R&D activities included:

         o maintenance of the Company's unique IAP (part of OpenEyes(TM)), which supports 14 different operating system variants including Windows and LINUX;

         o development of enhanced capabilities in IAP software for image management and connectivity;

         o development of the next generation of Cedara(R) I-SoftView(TM) PACS product line including development of components;

         o development and release of I-Reach(TM) a web-based DICOM image distribution server;

         o continued development of image management components including multi-modality rendering to meet the needs of the imaging technology market in future years;

         o development and release of Vivace(TM), a suite of 3D visualization software plug-in components;

         o development and release of 3D Baby Explorer(TM) software, which is an application that adds 3D fetal imaging to any existing Ultrasound system;

         o continued development and expansion of the I-Acquire(TM) product line; and

         o continued development of OpenEyes(TM)Cedara's next-generation architecture.

D.       Trend Information

         Expected Trends

         The Company anticipates that the healthcare imaging software market will continue to grow over the next several years. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, long-term sales contracts, and long sales cycles. In addition, bulk sales of software licenses in fiscal 2002 and slower economic conditions have resulted in a cyclical build-up of software inventory in the customer pipeline, which negatively impacted fiscal 2003 revenue. As a result, fiscal 2004 revenues are expected to rebound, as the customer-held software inventory returns to normal levels. The Company will continue to maximize existing revenue opportunities, and build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company will continue to monitor and control its cost structure in an effort to achieve cash positive operations.

         The Company expects its sales mix to be weighted more in favor of license revenue in the future.

E.       Off-Balance Sheet Arrangements

         See notes 14 and 18 to the Consolidated Financial Statements.

F.       Tabular Disclosure of Contractual Obligations

         Payments Due By Period

         The following table illustrates the known contractual obligations and commercial commitments of the Company as at June 30, 2003. These obligations and commitments will have an ongoing effect on the Company's liquidity

-------------------------------------------------------------------------------------------------------------
Contractual Obligations (in                           Less than 1                      4-5          After 5
thousands of Canadian dollars)           Total           year       1-3 years         years          years
-------------------------------------------------------------------------------------------------------------
Convertible Subordinated
Debentures                             $ 3,168              -              -         $3,168              -

Capital Lease Obligations                    -              -              -              -              -

Operating Leases (1)                     8,738          1,646          2,683          2,535          1,874
--------------------------------------------------------------------------------------------------------------
Total Contractual Cash                 $11,900         $1,646         $2,683         $5,703         $1,874
Obligations
--------------------------------------------------------------------------------------------------------------

    (1) The Company has entered into a sublease agreement dated April 23, 2003 whereby it is able to recover a portion of lease commitments over the remaining term of the lease for the premises. The above amounts are tabled as net after sublease. In connection with the premises' lease agreement, the Company has also provided a Letter of Credit of $166,000 in favour of the landlord. This letter of credit automatically renews on a yearly basis until the end of the underlying lease term (currently December 31, 2009).


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

         The Company financed specific receivables, with aggregate book values of $1.8 million and received net proceeds of $1.6 million, through the issuance of bills of exchange. Prior to June 30, 2003, bills of exchange amounting to $0.9 million were settled. At June 30, 2003, bills of exchange amounting to $0.9 million were not yet due for settlement. The financing of receivables has been treated as a sale of receivables for accounting purposes.


ITEM 6.  Directors, Senior Management and Employees

A.       Directors and Senior Management

         The directors and executive officers of the Company are as indicated in the following table.

      Name                          Positions with Company
---------------------               ----------------------

Peter J. Cooper...................  Chairman, Chair of the Human Resource &
                                    Governance Committee and Member of the
                                    Audit Committee

Abe Schwartz......................  Director, President and Chief Executive
                                    Officer

Ram Ramkumar......................  Director, Chair of the Audit Committee

Stephen Pincus....................  Director

Bernard M. Gordon.................  Director, Member of the Human Resource
                                    & Governance Committee

John J. Millerick.................  Director, Member of the Audit Committee
                                    and Member of the Human Resource &
                                    Governance Committee

Fraser Sinclair...................  Chief Financial Officer and Corporate
                                    Secretary

Loris Sartor......................  Vice President, Sales

Jacques Cornet....................  Vice President, Marketing and Operations

Manu Mahbubani...................   Vice President, Engineering

----------------

Peter J. Cooper. Mr. Cooper has served as Director, Chair of the Human Resource & Governance Committee and Member of the Audit Committee since February 2001. Currently he serves as President of P. J. Cooper and Company, Inc., a consulting services firm.

Abe Schwartz. Mr. Schwartz became a Director of the Company on August 8, 2002, and was appointed as Chief

Executive Officer on September 12, 2002, following the resignation of Dr. Michael Greenberg. Mr. Schwartz founded Schwartz Technologies, a company active in the development of emerging growth companies. He has 25 years experience in the software industry and has participated in the development of several software companies.

Ram Ramkumar. Mr. Ramkumar has served as a Director and Chair of the Company's Audit Committee since April 17, 2002. Currently he serves as President and Chief Executive Officer of INSCAPE Corporation, a leading manufacturer of office furniture systems.

Stephen Pincus. Mr. Pincus has served as a Director since September 25, 2002. Currently, he is a partner at the Toronto-based law firm Goodmans LLP.

Bernard M. Gordon. Mr. Gordon has served as Director and Member of the Human Resource & Governance Committee since October 2001. Currently he serves as Chairman of the Board of Directors of Analogic, a leading designer and manufacturer of advanced health and security systems and subsystems sold to major original equipment manufacturers.

John J. Millerick. Mr. Millerick has served as a Director and Member of the Company's Audit Committee and Member of the Human Resource & Governance Committee since April 17, 2002. Currently he serves as Senior Vice President and Chief Financial Officer and Treasurer of Analogic, a leading designer and manufacturer of advanced health and security systems and subsystems sold to major original equipment manufacturers.

Fraser Sinclair. Mr. Sinclair has been the Company's Chief Financial Officer and Corporate Secretary since July 2001. Prior to joining Cedara, he served as Chief Financial Officer for Daedalian e-Solutions Inc., a provider of e-business solutions and internet professional services.

Loris Sartor. Mr. Sartor has been the Company's Vice President of Sales since October 2001. Since 1993, Mr. Sartor has held various senior management positions at the Company, including Vice President of Engineering and Customer Solutions, Product Vice President and Director of Platforms Product Division. Prior to joining the Company, Mr. Sartor held various management and technical positions at Siemens Electric Ltd.

Jacques Cornet. Mr. Cornet has been the Company's Vice President of Marketing and Operations since October 2001. From May 2000 to October 2001, Mr. Cornet was the Company's Vice President of Marketing, SNS Division. Prior to joining the Company, Mr. Cornet held various management positions at General Electric Medical Systems.

Manu Mahbubani. Mr. Mahbubani has been the Company's Vice President of Engineering since November 2001. Between October 1996 and March 2000, Mr. Mahbubani held various engineering management positions with the Company. Between March 2000 and November 2001, Mr. Mahbubani held the position of Vice President Engineering Circadence Corporation, prior to rejoining the Company.

Bernard Gordon and John Millerick are both affiliates of Analogic, a major holder of shares in the Company (see Item 7, below).

         There are no family relationships among any of the directors and executive officers of the Company.

B.       Compensation

         Directors' Remuneration

         The Company currently has six directors, including one executive director and five non-executive directors.

         During the fiscal year ended June 30, 2003, the Company's five non-executive directors received annual retainers and directors' fees totaling $87,750 for their services.

         Fees paid to each non-executive director consisted of an annual retainer of $15,000, paid in quarterly installments, plus $1,000 for each board meeting attended, $500 for each committee meeting attended and $250 for telephone conference calls. Peter Cooper, who has served as the Chairman of the Board since September 2002, received an additional retainer of $12,500. Each Committee Chairman received an additional $1,500 annual retainer, paid in quarterly installments. Out-of-town Directors received an additional $1,000 for each meeting attended. The Company also reimbursed directors for travel expenses and other out-of-pocket expenses incurred in attending meetings.

         Following his appointment as President and Chief Executive Officer of the Company on September 12, 2002, executive director Abe Schwartz, received no compensation for serving as director beyond that provided for by his employment. Non-executive directors Bernard Gordon and John Millerick have waived all directors' compensation.

         During the fiscal year ended June 30, 2003, the Board granted options to two non-executive directors constituting an aggregate of 26,000 common shares at an exercise price equal to the closing price of the Company's common shares on the day before the grant. These options may be exercised over a seven-year period; 25% of the options vest one year after the date of the grant and an additional 25% of the options vest per year over each of the following three years.

         Executive Compensation

         The table below provides a summary of compensation paid during each of the Company's last three fiscal years to the Chief Executive Officer and the Company's four other most highly paid employees (referred to below as the "Named Executive Officers").


------------------------------------------------------------------------------------------------------------------------
                                              Executive Compensation Table
-------------------------------------------------------------------------------------------------------
                                                                             Long-Term Compensation
                                        Annual Compensation                          Awards
                                     ------------------------------------------------------------------
                                                                                Common
                                                                                Shares
                                                                                Under       Restricted
                                                               Other Annual     Options       Shares         All Other
  Name and Principal                                          Compensation      Granted      Awarded       Compensation
       Position           Year     Salary ($)     Bonus ($)        ($)             (#)          ($)              ($)
-------------------------------------------------------------------------------------------------------------------------
ABE SCHWARTZ,             2003     298,558          -            13,856        1,203,506        Nil              -
President and Chief       2002        -             -               -             Nil           Nil              -
Executive Officer(1)      2001        -             -               -             Nil           Nil              -
-------------------------------------------------------------------------------------------------------------------------
MICHAEL GREENBERG,        2003      71,958          -            27,930           Nil           Nil         997,387(3)
Chairman and Chief        2002     353,000          -            45,589           Nil           Nil              -
Executive Officer(2)      2001     353,000          -            65,976           40,000        Nil              -
-------------------------------------------------------------------------------------------------------------------------
FRASER SINCLAIR           2003     200,000          -            11,009           Nil           Nil              -
Chief Financial Officer   2002     199,231          -            14,813           75,000        Nil              -
and Corporate             2001        -             -               -             Nil           Nil              -
Secretary(4)
-------------------------------------------------------------------------------------------------------------------------
JACQUES CORNET,           2003     180,000          -            22,361         155,000         Nil              -
Vice President,           2002     175,673       5,494(6)(8)     55,054          20,000         Nil           6,346(7)
Marketing and             2001     206,774(8)   42,405(8)(9)        -            15,150         Nil          13,753(10)
Operations(5)
--------------------------------------------------------------------------------------------------------------------------
MANU MAHBUBANI, Vice      2003     170,000          -            11,058         160,000         Nil              -
President,                2002      98,462          -             5,908          10,000         Nil              -
Engineering(11)           2001        -             -               -             Nil           Nil              -
--------------------------------------------------------------------------------------------------------------------------
LORIS SARTOR, Vice        2003     157,615      53,027(13)       10,654         165,000         Nil              -
President, Sales(12)      2002     180,000      26,702(13)       10,754           Nil           Nil              -
                          2001     177,500          -             8,400           Nil           Nil              -
--------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Mr. Schwartz's employment commenced on September 12, 2002. Other annual compensation includes normal Executive level benefits. See "Employment Contracts."

(2) Effective September 12, 2002, Dr. Greenberg resigned as Chairman and Chief Executive Officer of the Company. Other annual compensation paid to Dr. Greenberg prior to his resignation included normal Executive level benefits plus imputed interest of $24,417 (2003), $33,378 (2002), and $53,278 (2001), related to indebtedness to the Company in connection with the non-interest bearing loans to purchase securities of the Company and a non-interest bearing housing loan set forth in
       Item 7B. If Dr. Greenberg had remained an officer of the Company for the full fiscal year, his salary would have been $353,000. See "Employment Contracts".

(3) Represents an estimate of amounts paid and amounts payable pursuant to the agreement with Dr. Greenberg, effective September 12, 2002 as described below under "Employment Contracts".

(4) Mr. Sinclair's employment commenced on July 3, 2001. Other annual compensation includes normal Executive level benefits.

(5) Other annual compensation includes normal Executive level benefits plus tax equalization payments of $10,415 (2003) and $45,836 (2002).

(6) Represents bonus paid by the Company for the operational management of the Company's wholly-owned subsidiary, Surgical Navigation
       Specialists Inc.

(7) Represents accrued vacation pay that was paid when Mr. Cornet's employment with the Company's wholly-owned subsidiary, Surgical Navigation Specialists Inc., was terminated. Mr. Cornet was subsequently hired by the Company.

(8) Represents the Canadian dollar equivalent of payments actually earned or paid in United States dollars. Amounts have been converted using the average of the exchange rates in effect during fiscal 2002 equal to US $1.00 = Cdn $1.5187 and during fiscal 2001 equal to US$1.00 = Cdn.$1.5160

(9) Represents bonus paid to Mr. Cornet as part of his employment arrangement with the Company's wholly-owned subsidiary, Surgical Navigation Specialists Inc.

(10)   Amounts paid to Mr. Cornet for relocation costs.

(11) Mr. Mahbubani's employment commenced on November 19, 2001. Other annual compensation includes normal Executive level benefits.

(12)   Other annual compensation includes normal Executive level benefits.

(13)   Represents amounts paid under a commission arrangement.

         Employment Contracts

         The Company entered into an employment agreement with Abe Schwartz, dated as of September 12, 2002. Mr. Schwartz is entitled to receive an annual salary of $375,000, subject to annual review. Under this agreement, Mr. Schwartz was granted options to purchase 1,203,506 common shares of the Company vesting over the next four years. If the Company terminates Mr. Schwartz's employment without cause (as defined within the employment agreement), the vesting of all options granted under this agreement will be accelerated and vest immediately as of the date of termination. All such options expire and must be exercised no later than six months from the date of termination.

         Dr. Michael Greenberg was the Chairman and Chief Executive Officer of the Company until his resignation on September 12, 2002. The Company had an understanding with Dr. Greenberg pursuant to which he was entitled, during the period of his employment, to an annual base salary of $353,000 and to participation in the Company's bonus and executive benefits programs. In addition, the Company entered into an incentive retention agreement with Dr. Greenberg dated September 21, 2001. The incentive retention agreement made Dr. Greenberg eligible for a one-time incentive bonus of $353,000 for completion of a successful transaction, as defined within the incentive retention agreement. The incentive bonus was accrued in the financial statements of the Company for the year ended June 30, 2002, but was not paid. Effective September 12, 2002, the Company entered into an agreement with Dr. Michael Greenberg outlining the terms and conditions of Dr. Greenberg's resignation from the Company. Under this agreement, the severance arrangements include payment of 24 months' salary continuation at $353,000 per year (less certain deductions) for a total payment of $706,000, continuation of Dr. Greenberg's executive level group medical, dental and life insurance benefits until September 12, 2004 and eight annual payments of $144,000 commencing September 12, 2005. Dr. Greenberg will repay the outstanding loans of $887,960 from the Company in annual installments of $78,000 commencing September 12, 2005 with any remaining balance to be repaid on September 12, 2012. Dr. Greenberg has pledged 266,000 common shares of the Company as security for repayment of the outstanding loans. The pledged shares may be sold from time to time with the proceeds applied towards the repayment of Dr. Greenberg's outstanding loans. In addition, the exercise period for Dr. Greenberg's 279,800 options to acquire shares of the Company have not be accelerated by virtue of the resignation but will instead expire on their respective originally scheduled expiry dates.

         The Company entered into an employment agreement with Fraser Sinclair dated as of June 28, 2001. Mr. Sinclair is entitled to receive an annual salary of $200,000, subject to annual review. Under the terms of the employment agreement, Mr. Sinclair received a recruitment grant of 75,000 stock options on July 3, 2001 vesting equally over a period of three years. If the Company terminates Mr. Sinclair's employment without cause (as defined within the employment agreement), the Company will pay a lump sum severance payment equivalent to 15 months of salary if Mr. Sinclair's employment is terminated within the first 10 years of employment, otherwise Mr. Sinclair shall be entitled to a lump sum severance payment of 22 months of salary. Mr. Sinclair is also entitled to the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term, continued participation in the benefit plans for the severance term and accelerated vesting of any options granted. All options will expire six months from the date of termination. On an effective change of control (as defined in the employment agreement), if Mr. Sinclair's employment is terminated within 18 months of the date of the effective change of control, he is entitled to a lump sum severance payment equal to 22.5 months of salary (15 months multiplied by 1.5) plus the monthly average of the previous year's bonus amount, if any, multiplied by 15 months multiplied by 1.5. On a legal change of control (as defined in the employment agreement), and if Mr. Sinclair elects to resign his employment with the Corporation within six months of the date of the legal change of control, Mr. Sinclair is entitled to receive the same benefits described above under an effective change of control.

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

         Audit Committee

         The members of the Audit Committee are Ram Ramkumar (Chair), Peter J. Cooper and John J. Millerick. The Audit Committee's purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Company. The Audit Committee is responsible for all relationships between the Company and its independent external auditor and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor.

         Human Resource and Governance Committee

         The members of the Human Resource and Corporate Governance Committee are Peter J. Cooper (Chair), John J. Millerick and Bernard M. Gordon. The mandate of this committee is to oversee and safeguard the human capital of the Company and to provide recommendations to the Board. More specifically, the Committee is authorized to:

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

D.       Employees

         On October 15, 2003, the Company had 234 full time employees. The majority of the Company's employees are located at its corporate head office in Mississauga, Ontario, Canada. The remaining employees are located in the United States and the United Kingdom.

--------------------------------------------------------------------------------------------
Description                                     as at            as at            as at
                                            June 30, 2003    June 30, 2002    June 30, 2001
--------------------------------------------------------------------------------------------
Number of employees                              261              279              453
--------------------------------------------------------------------------------------------
   Full-time employees                           233              263              389
--------------------------------------------------------------------------------------------
   Consultants/Contractors                        19                5               35
--------------------------------------------------------------------------------------------
   Co-op employees                                 9               11               29
--------------------------------------------------------------------------------------------
Employees performing R&D                         178              179              271
--------------------------------------------------------------------------------------------
Employees performing Non-R&D functions            83              100              182
--------------------------------------------------------------------------------------------

         None of the Company's employees are represented by a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

E.       Share Ownership

         The following table provides information on the number of shares beneficially owned by the Directors and executive officers of the Company as at October 15, 2003. As presented below, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and includes any shares as to which the individual has the right to acquire beneficial ownership within 60 days after October 15, 2003 through the exercise of any warrant, stock option or other right.


Name                      Shares Owned      Options Vested       Shares Beneficially      Percentage
                                                                 Owned or Controlled       of Class

Peter J. Cooper               10,000            14,083                 24,083              Less than 1%
Abe Schwartz                 247,328           375,000                622,328                 2.6%
Ram Ramkumar                 167,100             5,000                172,100             Less than 1%
Stephen Pincus                 Nil               Nil                     Nil                    Nil
Bernard M. Gordon              Nil               Nil                     Nil                    Nil
John J. Millerick              Nil               Nil                     Nil                    Nil
Fraser Sinclair                Nil              50,000                 50,000              Less than 1%
Loris Sartor                   7,100            54,933                 62,033              Less than 1%
Jacques Cornet                 5,000            16,667                 21,667              Less than 1%
Manu Mahbubani                26,500            15,000                 41,500              Less than 1%


         The persons listed above do not have different voting rights associated with their ownership of common shares. The following table provides information relating to options granted to the directors and executive officers of the Company, as at October 15, 2003.


Name                        Common Shares Under      Exercise Price           Date of Expiry
                        Option (Weighted Average)      of Options              of Options

Peter J. Cooper                   46,000                $2.00            February 2006 - May 2010
Abe Schwartz                   1,203,506                $1.05                 September 2009
Ram Ramkumar                      23,000                $2.02              June 2009 - May 2010
Stephen Pincus                      Nil                  N/A                      N/A
Bernard M. Gordon                   Nil                  N/A                      N/A
John J. Millerick                   Nil                  N/A                      N/A
Fraser Sinclair                   75,000                $1.70                   July 2006
Loris Sartor                     211,600                $2.59            February 2005 - May 2008
Jacques Cornet                   175,000                $1.81            February 2007 - May 2008
Manu Mahbubani                   170,000                $1.75            February 2007 - May 2008


Stock Option Plan

         The Company has established the Cedara Software Corp. Stock Option Plan No. 2 (the "Plan"). The Plan was established for the benefit of the directors, officers and full-time employees (including consultants) of the Company and its subsidiaries. The purpose of the Plan is to increase participants' interest in the growth and development of the Company by extending to them the opportunity to acquire a proprietary interest in the Company through the purchase of shares. The Plan is administered by the Board of Directors, or by a committee appointed by the Board of Directors. The aggregate number of shares of the Company subject to options under the Plan shall not exceed 4,200,000 shares, or such greater number as may be approved from time to time by the shareholders of the Company. In determining the options to be granted under the Plan, the Board (or committee) will give due consideration to each participant's present and potential contribution to the Company's success. In the absence of shareholder approval, the Plan establishes certain limits on the aggregate number of shares reserved for issuance pursuant to options granted to directors, senior officers or control persons of the Company. Options granted under the plan are not assignable by participants. As at October 15, 2003, there were 3,222,140 options outstanding and 703,693 options available for future grants.

ITEM 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

         As at October 15, 2003, there were 24,157,621 common shares of the Company issued and outstanding. As far as Company is aware, Analogic is the only shareholder that beneficially owns, directly or indirectly, or exercises control or direction over, more than five percent of the Company's common shares. As at October 15, 2003, Analogic held 4,580,461 issued and outstanding common shares of the Company, which represents an approximate 19% interest in the Company. The Company and Analogic have entered into a pre-emptive rights agreement that enables Analogic to maintain its 19% ownership interest in the Company in the event of future issuances of common shares by the Company, subject to regulatory approval. Analogic does not have different voting rights associated with its ownership of common shares.

         As at October 15, 2003, 39.8% of the common shares were held by approximately 593 holders with addresses in the United States.

         As far as the Company is aware, there are no arrangements the operation of which may subsequently result in a change in control of the Company.

B.       Related Party Transactions

         The table below sets forth the particulars of interest free demand loans under securities purchase programs in the amount of $842,293 made in previous years to encourage individuals who were officers during fiscal year 2003, or their associates, to buy common shares of the Company. None of these loans was established during the fiscal year ended June 30, 2003.

------------------------------------------------------------------------------------------------------
 Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs
------------------------------------------------------------------------------------------------------
  Name and Principal    Involvement of     Largest Amount        Amount
       Position             Company        Outstanding        Outstanding as
                                           During Fiscal      at October 15,
                                            Year 2003            2003              Security for
                                               ($)                ($)              Indebtedness
 -----------------------------------------------------------------------------------------------------
 MICHAEL GREENBERG                                                               Pledge of common
 Chairman and CEO(1)     Loan by Company       $837,960           $837,960        shares of the
                                                                                     Company
 -----------------------------------------------------------------------------------------------------
 SHLOMIT DEKEL
 Vice President  and
 General Manager,
 Engineering Services
 and Navigation(2)       Loan by Company        $11,250             Nil                None
 ------------------------------------------------------------------------------------------------------
 DORON DEKEL            Loan by Company         $90,625           $56,333        Pledge of common
 Consultant(3)                                                                    shares of the
                                                                                     Company
 -------------------------------------------------------------------------------------------------------


-----------------

(1) Effective September 12, 2002, Dr. Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company. The Company has entered into an agreement with Dr. Greenberg outlining the terms and conditions of his severance arrangements. The agreement includes the terms of repayment of Dr. Greenberg's outstanding loan to the Company and is described above under "Employment Contracts."
(2) Effective December 17, 2002, Ms. Shlomit Dekel resigned as Vice President and General Manager of the Company. The Company has entered into an agreement with Ms. Dekel outlining the terms and conditions of her severance arrangements. The agreement includes the terms of repayment of Ms. Dekel's and Mr. Dekel's outstanding loans to the Company.
(3) Mr. Doron Dekel, a past Vice President of the Company is the spouse of Ms. Shlomit Dekel.

         The table below sets forth the particulars of an interest-free demand loan in the amount of $50,000 made in 1989 to Dr. Michael Greenberg, while he was serving as Chairman and CEO of the Company. The funds were used by Dr. Greenberg for the purchase of a house. See Item 6.B for a description of the repayment arrangements negotiated with Dr. Greenberg in connection with Dr. Greenberg's severance arrangements.


---------------------------------------------------------------------------------------------------------
 Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs
---------------------------------------------------------------------------------------------------------
  Name, Principal Position    Involvement     Largest Amount           Amount
    and Municipality of       of Company    Outstanding During   Outstanding as at
         Residence                           Fiscal Year 2003     October 15, 2003        Security for
                                                    ($)                 ($)               Indebtedness
 --------------------------------------------------------------------------------------------------------
 MICHAEL GREENBERG           Loan by
 Chairman and CEO            Company for                                                 Pledge of common
 Richmond Hill, Ontario (1)  house                                                        shares of the
                             purchase             $50,000             $50,000                Company
 ---------------------------------------------------------------------------------------------------------

----------------
(1) Effective September 12, 2002, Dr. Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company.


         During the year ended June 30, 2002, the Company increased the provision for loan impairment by $887,960 resulting in a provision for loan impairment equal to the full value of the loans outstanding in the preceding two tables. (see note 9 to the June 30, 2003 financial statements.)

         On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic at $2.96 per share for net proceeds of $11.8 million. On December 14, 2001, the Company issued a US$1.0 million (Cdn$1.6 million) short-term promissory note bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston) to Analogic. This promissory note was settled in January 2002. On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic at $2.35 per share for a net proceeds of $1.4 million. Analogic currently holds approximately 19 percent of the issued and outstanding common shares of the Company on a non-diluted basis. In addition to the $13.2 million equity investment, Analogic also agreed to guarantee the Company's $12.0 million bank operating line by way of a letter of credit issued to the Company's senior lender. Subsequent to the 2003 fiscal year end, Analogic agreed to temporarily increase the letter of credit that fully guarantees the Company's bank line by $2.0 million. The letter of credit automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. On October 18, 2002, Cedara issued to Analogic a promissory note in the principal amount of US$650,000, bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston). On the same day, the parties amended their existing indemnity and security agreement, dated December 14, 2001, to extend its application to the newly issued promissory note. The note was repaid on January 16, 2003.

         See Item 6.B above for a discussion of employment and related agreements that the Company has with Abe Schwartz, Dr. Michael Greenberg and Fraser Sinclair.

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

C.       Interests of experts and counsel

         Information not required for annual report.
                                                                            27

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

ITEM 9.  The Offer and Listing

A.       Offer and Listing Details

         Summary Share Price Information

Annual Data (Fiscal year ended June 30)


Trading on the Toronto Stock Exchange                     Price Quotes on Nasdaq (in U.S. Dollars)
-------------------------------------                     ----------------------------------------
                        High $     Low $                                        High US$     Low US$
2003                     2.09       0.53                  2003                    1.42         0.33
2002                     2.88       0.47                  2002                    1.83         0.32
2001                     7.50       1.68                  2001                    5.38         1.09
2000                     13.50      5.50                  2000                    9.13         3.50
1999                     6.25       2.85                  1999                    4.25         1.75



Quarterly Data  (Fiscal year ended June 30)
--------------

Trading on the Toronto Stock Exchange                    Price Quotes on Nasdaq (in U.S. Dollars)
-------------------------------------                    ----------------------------------------
                             High $     Low $                                        High US$      Low US$
Fourth Quarter 2003           2.09       1.30            Fourth Quarter 2003           1.42         0.86
Third Quarter 2003            1.58       0.77            Third Quarter 2003            1.05         0.46
Second Quarter 2003           1.05       0.53            Second Quarter 2003           0.65         0.33
First Quarter 2003            1.75       0.94            First Quarter 2003            1.19         0.50
Fourth Quarter 2002           2.88       1.44            Fourth Quarter 2002           1.83         0.90
Third Quarter 2002            2.45       1.47            Third Quarter 2002            1.55         0.93
Second Quarter 2002           2.50       1.06            Second Quarter 2002           1.60         0.68
First Quarter 2002            1.70       0.47            First Quarter 2002            1.18         0.32



Monthly Data
------------

Trading on the Toronto Stock Exchange                    Price Quotes on Nasdaq (in U.S. Dollars)(1)
-------------------------------------                    -------------------------------------------
                          High $     Low $                                        High US$     Low US$
September 2003             1.80       1.25               June 2003                  1.32         1.01
August 2003                1.32       1.20               May 2003                   1.41         1.24
July 2003                  1.45       1.20               April 2003                 1.42         0.86
June 2003                  1.75       1.40
May 2003                   2.01       1.70
April 2003                 2.09       1.30


(1) The Company's shares were delisted from the Nasdaq SmallCap Market, effective July 3, 2003. During the period May 12, 2003 - July 3, 2003, the Company's shares were conditionally listed on the Nasdaq SmallCap market (ticker symbol "CDSWC").

B.       Plan of Distribution

         Information not required for annual report.

C.       Markets

         The Company's common shares are listed on the Toronto Stock Exchange (ticker symbol "CDE"), and quoted on the Over-the-Counter Bulletin Board (ticker symbol "CDSWF").

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

         Board of Directors

         The Company's by-laws provide that a majority of the number of directors shall constitute a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. The OBCA provides that shareholders may, by ordinary resolution at an annual or special meeting of shareholders, remove any director or directors from office.

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

Anti-Takeover Provisions

         Subject to the OBCA and applicable securities laws, which prescribe take-over bid rules, the Company is not subject to any anti-takeover statutes. The Company has in place a Shareholder Rights Plan, which provides the directors and shareholders of the Company sufficient time to assess and evaluate any take-over bid or other control transaction and, in the event that a bid is made or other control transaction is proposed, to provide the Company's board of directors with an appropriate period of time to explore and develop alternatives which maximize shareholder value. Unless renewed, the Shareholder Rights Plan will expire on the date immediately after the Company's annual meeting of shareholders to be held in 2003.

Ownership Threshold

         No provision of the Company's articles or by-laws governs the ownership threshold above which shareholder ownership must be disclosed. Under applicable Canadian securities laws, acquiring more than 10% of the outstanding shares of the Company will trigger shareholder ownership disclosure requirements.

C.       Material contracts


Loan Agreements and Promissory Notes

         On January 7, 2002, the Company entered into a commitment letter for a credit facility outlining revised banking arrangements with NBC which allow for a $9.0 million operating line bearing interest at prime plus 1/2% per annum. The revised banking arrangements do not contain financial covenants. As part of the these arrangements, Analogic has guaranteed the Company's operating line by way of a letter of credit issued to the bank. The letter of credit expired in December 2002 and is automatically renewed for periods of one year, unless notice is otherwise given to the issuing bank by Analogic within sixty days of expiry of its intention not to extend the term of the letter of credit. The operating line is secured by a general security agreement between the Company and NBC, dated as of February 7, 2001, which grants a first security interest in all of the Company's present and after-acquired property to NBC. By operation of a separate agreement between NBC and Analogic, should NBC draw on the letter of credit issued to it, its security position will transfer to Analogic. Analogic may also acquire the indebtedness and security pursuant to the exercise of a call right.

         On August 27, 2002, Analogic agreed to provide an additional guarantee in support of the Company's operating line of credit, by increasing its supporting letter of credit by up to $3.0 million, on an as required basis, in increments of $1.0 million. Along with the $3.0 million increase, Analogic has agreed to make available up to $2.0 million of additional support.

         On October 18, 2002, Cedara issued to Analogic a promissory note in the principal amount of US$650,000 bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston). On the same day, the parties amended their existing indemnity and security agreement, dated December 14, 2001, to extend its application to the newly issued promissory note. The note was repaid on January 16, 2003.

         Subsequent to June 30, 2003, Analogic increased the letter of credit that fully guarantees the Company's bank line by $2.0 million which temporarily increased the Company's available borrowing capacity under the current operating line to $14.0 million. On October 31, 2003, the bank operating line will revert to $12.0 million unless further extended by NBC in writing. Analogic also agreed to extend the term of the expiry of the letter of credit to December 20, 2004.

Private Placements of Common Shares

         Pursuant to a subscription agreement dated September 27, 2001, the Company completed a private placement of 4,000,000 common shares of the Company to Analogic at $2.96 per share, for net proceeds of $11.8 million. In connection with this investment, Analogic received pre-emptive rights that enable it to maintain its 19% ownership interest in the Company, in the event of future issuances of common shares by the Company, subject to regulatory approval.

         Pursuant to a subscription agreement dated April 29, 2002, the above pre-emptive rights granted to Analogic in the September 2001 financing were exercised. The Company completed a private placement of 580,461 common shares of the Company to Analogic at approximately $2.35 per share, for net proceeds of approximately $1.4 million. This investment brought Analogic's interest in Cedara back to 19% on an after-investment basis.

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

Debentures

         The Company has issued 5% unsecured subordinated convertible debentures in various principle amounts and to various parties which come due as follows:

         o $150,000 in favour of Investor Company in trust for Epic Limited Partnership, dated as of January 18, 2002, due January 18, 2007;

         o $200,000 in favour of Jayvee & Co., dated as of February 1, 2002, due February 1, 2007;

         o $150,000 in favour of GM & Partners Corporation Inc., dated April 10, 2002, due April 10, 2007;

         o $150,000 in favour of Anur Investments Ltd., dated as of April 10, 2002, due April 10, 2007;

         o $150,000 in favour of Jeremy Colman, dated as of April 10, 2002, due April 10, 2007;

         o $650,000 in favour of The Goodwood Fund, dated as of April 30, 2002, due April 30, 2007;

         o $150,000 in favour of National Bank Financial in trust for 628088 British Columbia Ltd., dated as of April 30, 2002, due April 30, 2007; and

         o $1,567,800 in favour of Toyo Corporation of Japan dated as of May 1, 2002, due May 1, 2007.

Employment Agreements

         The Company has entered into several employment agreements with its key employees, the material terms of which can be found under "Item 6 - Directors, Senior Management and Employees - B. Compensation - Employment Agreements."

Stock Option Plan

         The Company has established a stock option plan, the material terms of which can be found under "Item 6 - Directors, Senior Management and Employees - E. Share Ownership - Stock Option Plan."

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

         With regard to an investment in common shares of the Company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which is revised every year. The Review Threshold is $223 million for investments completed in 2003 and is indexed as of the first of January every year.

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

         Certain transactions in relation to the common shares of the Company would be exempt from the Investment Canada Act, including:

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

                                    PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

         Disclosure contained in the annual report on Form 20-F for the fiscal year ended June 30, 2002 is hereby incorporated by reference. The Company does not currently have and during the period covered by this report did not have any material outstanding defaults, arrearages or delinquencies.

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

C.       Substitutions or Withdrawals of Assets

         Not applicable.

D.       Changes In Trustees or Paying Agents

         Not applicable.

E.       Use of Proceeds

         Not applicable.

ITEM 15. Controls and Procedures

         Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls as of the end of the period covered by this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

ITEM 16. Audit Committee Financial Expert; Code of Ethics; Accountant Fees and Services

A.       Audit Committee Financial Expert

         This annual report relates to the Company's fiscal year ended June 30, 2003, which date is prior to the effective date for this item, as established in SEC Release 33-8177 (January 23, 2003).

B.       Code of Ethics

         This annual report relates to the Company's fiscal year ended June 30, 2003, which date is prior to the effective date for this item, as established in SEC Release 33-8177 (January 23, 2003).

C.       Principal Accountant Fees and Services

         This annual report relates to the Company's fiscal year ended June 30, 2003, which date is prior to the effective date for this item, as established in SEC Release 33-8183 (January 28, 2003).

D.       Exemptions From the Listing Standards for Audit Committees

         Not Applicable.

                                   PART III

ITEM 17.  Financial Statements

                                                                          Page
                                                                           No.
                                                                          ----


           Management's Responsibility for Financial Statements           F-1

           Report of Independent Chartered Accountants                    F-1

           Consolidated Balance Sheets as of June 30, 2003 and 2002       F-2

           Consolidated Statements of Operations for the years
           ended June 30, 2003, 2002 and 2001                             F-3

           Consolidated Statements of Shareholders' Equity
           (Deficiency) for the years ended June 30, 2003, 2002
           and 2001                                                       F-4

           Consolidated Statements of Cash Flows June 30,
           2003, 2002 and 2001                                            F-5

           Notes to the Consolidated Financial Statements                 F-7


ITEM 18. Financial Statements

         The Company has elected to provide financial statements for the financial years ended June 30, 2003, 2002 and 2001 and the related information pursuant to Item 17.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Cedara Software Corp. and the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and using accounting policies and methods considered to be the most appropriate in the circumstances. Significant accounting policies are described in note 1 to the consolidated financial statements. In the preparation of these financial statements management has made estimates and judgments, which are believed to be reasonably determined and appropriate. Management is also responsible to ensure that the financial information presented throughout the annual report is consistent with the financial statements.

In order to fulfill its responsibilities, management develops and maintains systems of internal accounting and administrative controls which are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities and is ultimately responsible for reviewing and approving the financial statements and related financial information in the annual report. The board carries out this responsibility principally through its appointed Audit Committee. The Committee meets periodically with management, as well as with the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues and reports to the board prior to the board's approval of the financial statements and annual report. The Committee also recommends the engagement and reappointment of the external auditors for review by the board and approval of the Company's shareholders at its annual meeting. KPMG LLP has full and free access to the Audit Committee.

KPMG LLP, Chartered Accountants have performed an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards, and their report to the shareholders is included in this annual report.



/s/ Abe Schwartz                          /s/ Fraser Sinclair, C.A.

Abe Schwartz                              Fraser Sinclair, C.A.
President and Chief Executive Officer     Chief Financial Officer
                                          and Corporate Secretary


September 22, 2003



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Cedara Software Corp.


We have audited the accompanying consolidated balance sheets of Cedara Software Corp. as at June 30, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statement present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and June 30, 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003 in conformity with Canadian generally accepted accounting principles.



/s/ KPMG LLP


Chartered Accountants
Toronto, Canada

September 22, 2003


CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------
                                                                                       June 30
---------------------------------------------------------------------------------------------------------
                                                                               2003             2002
---------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------
Current assets:
     Restricted cash                                                    $         -      $       226
     Accounts receivable                                                      5,551           11,737
     Inventory (note 7)                                                         472              717
     Prepaid expenses and other assets                                          876              912
---------------------------------------------------------------------------------------------------------
                                                                              6,899           13,592

Capital assets (note 8)                                                       2,568            3,041
Long-term investment (note 2)                                                   472                -
Goodwill (note 12)                                                            9,053            9,053
Intangible assets (notes 11 and 12)                                             542            1,892
Deferred development costs (note 10)                                            335              897
---------------------------------------------------------------------------------------------------------
                                                                        $    19,869      $    28,475
=========================================================================================================

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness (note 4)                                         $     9,493      $     4,935
     Accounts payable and accrued liabilities                                 6,278            4,011
     Deferred revenue                                                           532              890
     Current liabilities of discontinued operations (note 6)                  2,460            4,013
---------------------------------------------------------------------------------------------------------
                                                                             18,763           13,849

Convertible subordinated debentures (note 5)                                  2,851            2,788
Non current portion of provision for loss on sublease (note 16)                 108                -
Non current liabilities of discontinued operations (note 6)                       -              379

Shareholders' equity (deficiency):
     Capital stock (note 13)                                                106,328          106,328
     Warrants (note 14)                                                       3,260            3,260
     Deficit                                                               (111,441)         (98,129)
---------------------------------------------------------------------------------------------------------
                                                                             (1,853)          11,459

Commitments (notes 14 and 19)
Subsequent event (note 4)
---------------------------------------------------------------------------------------------------------
                                                                        $    19,869      $    28,475
=========================================================================================================

See accompanying notes to consolidated financial statements

On behalf of the Board



/s/ Peter J. Cooper                                  /s/ Abe Schwartz

Peter J. Cooper                                      Abe Schwartz
Director                                             Director
CEDARA SOFTWARE corp.

CEDARA SOFTWARE CORP.

Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

-----------------------------------------------------------------------------------------------------------
                                                                              Year ended June 30
                                                               --------------------------------------------
                                                                    2003         2002            2001
-----------------------------------------------------------------------------------------------------------
Revenue                                                        $  30,148     $  45,497        $  46,740

Direct costs                                                      11,081        11,279           18,945
-----------------------------------------------------------------------------------------------------------

Gross margin                                                      19,067        34,218           27,795

Expenses:
     Research and development                                      9,400        12,097           12,144
     Sales and marketing                                           4,124         5,045            6,778
     General and administration                                    8,169        10,337           12,878
     Severance costs                                               2,332           911            1,984
     Other charges (note 15)                                       2,822         2,136            7,395
     Lease exit costs (note 16)                                      561             -                -
     Amortization of deferred compensation                             -             -            4,136
     Amortization of intangible assets (note 11)                   1,461         1,753            1,824
     Depreciation and amortization (notes 8 and 10)                2,376         3,786            2,775
-----------------------------------------------------------------------------------------------------------
                                                                  31,245        36,065           49,914
-----------------------------------------------------------------------------------------------------------
Loss before interest expense, loss on dissolution
     of joint venture and goodwill amortization                  (12,178)       (1,847)         (22,119)

Interest expense, net                                             (1,134)       (1,704)          (1,016)
Loss on dissolution of joint venture                                   -             -             (965)
-----------------------------------------------------------------------------------------------------------

Loss before undernoted                                           (13,312)       (3,551)         (24,100)
Amortization of goodwill (note 12)                                     -             -           (2,259)
-----------------------------------------------------------------------------------------------------------

Loss from continuing operations                                  (13,312)       (3,551)         (26,359)

Income (loss) from discontinued operations (note 6)                    -         5,002          (41,442)
-----------------------------------------------------------------------------------------------------------

Net income (loss)                                              $ (13,312)    $   1,451        $ (67,801)

===========================================================================================================

Loss per share from continuing operations (note 13(b)):
     Basic                                                     $  (0.55)     $  (0.17)        $  (1.60)
     Diluted                                                   $  (0.55)     $  (0.17)        $  (1.60)
Earnings (loss) per share (note 13(b)):
     Basic                                                     $  (0.55)     $   0.07         $  (4.10)
     Diluted                                                   $  (0.55)     $   0.07         $  (4.10)

===========================================================================================================

See accompanying notes to consolidated financial statements


CEDARA SOFTWARE CORP.

Consolidated Statements of Shareholders' Equity (Deficiency)
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                 Common Shares              Warrants         Cumulative                   Total
                                             ----------------------- ----------------------  translation               shareholders'
                                               Number      Amount      Number      Amount     adjustment    Deficit        equity
                                                                                                                       (deficiency)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2000                       16,196,311  $ 88,420             -    $   -    $   (395)    $ (31,779)   $   56,246

Net loss for the year                                 -         -             -        -           -       (67,801)      (67,801)

Warrants issued (note 14)                             -         -       363,636     3,000          -             -         3,000

Compensation warrants issued                          -         -        42,000       105          -             -           105

Compensation options issued                           -         -       200,000       155          -             -           155

Reduction in equity portion of
Dicomit note                                          -    (1,800)            -         -           -            -        (1,800)

Issue of shares on settlement of
Dicomit note                                    801,683     1,800             -         -           -            -         1,800

Equity portion of convertible
subordinated notes                                    -     2,685             -         -           -            -         2,685

Reclass equity portion of convertible
subordinated notes to promissory
notes payable                                         -    (2,685)            -         -           -            -        (2,685)

Adjustment to reflect equity portion of
Dicomit notes at fair value                           -       260             -         -           -            -           260

Current year translation adjustment                   -         -             -         -        (171)           -          (171)

Adjustment to reclass equity portion of
Dicomit notes to debt                                 -    (1,365)            -         -           -            -        (1,365)

Realization of cumulative translation
adjustment on dissolution of joint venture            -         -             -         -         566            -           566
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2001                       16,997,994  $ 87,315       605,636   $ 3,260      $    -    $ (99,580)    $  (9,005)

Net income for the year                               -         -             -         -           -        1,451         1,451

Issue of shares on Analogic financing
(note 3a)                                     4,000,000    11,843             -         -           -            -        11,843

Issued on exercise of stock options              87,500       186             -         -           -            -           186

Issue of shares under Analogic Pre-emptive
Rights agreement (note 3a)                      580,461     1,366             -         -           -            -         1,366

Share issue costs (note 3a)                           -      (600)            -         -           -            -          (600)

Shares issued in payment of financing
fees  (note 3a)                                 266,666       600             -         -           -            -           600

Issue of shares on Cerner financing (note 3b)   200,000       238             -         -           -            -           238

Compensation shares issued (note 3c)             25,000         -             -         -           -            -             -
Issue of shares on settlement of
promissory notes                              2,000,000     5,000             -         -           -            -         5,000

Equity portion of convertible
subordinated debentures (note 5)                      -       380             -         -           -            -           380

-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2002                       24,157,621  $ 106,328      605,636   $ 3,260      $   -    $  (98,129)  $    11,459
Net loss for the year                                 -          -            -         -          -       (13,312)      (13,312)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2003                       24,157,621  $ 106,328      605,636   $ 3,260      $   -    $ (111,441)  $    (1,853)
===================================================================================================================================

See accompanying notes to consolidated financial statements.


CEDARA SOFTWARE CORP.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------
                                                                           Year ended June 30
                                                             ------------------------------------------------
                                                                2003            2002             2001
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Net loss from continuing operations                  $    (13,312)   $     (3,551)     $   (26,359)
   Items not involving cash:
        Depreciation and amortization                          3,837           5,539            4,599
   Lease exit costs (note 16)                                    561               -                -
   Amortization of deferred compensation                           -               -            4,136
        Amortization of goodwill (note 12)                         -               -            2,259
   Loss on dissolution of joint venture                            -               -              393
        Accretion of interest (note 5)                            63               -              590
        Write down of loans receivable                             -             888            1,056
        Other                                                      -               -              309
-------------------------------------------------------------------------------------------------------------
                                                              (8,851)          2,876          (13,017)

        Change in non-cash operating working capital:
        Accounts receivable                                    5,714          (2,270)           2,043
        Inventory                                                  1             240            1,953
        Prepaid expenses and other assets                         36             184            1,919
        Accounts payable and accrued liabilities               2,068          (4,550)           3,291
        Deferred revenue                                        (358)            150           (1,384)
-------------------------------------------------------------------------------------------------------------
                                                               7,461          (6,246)           7,822
-------------------------------------------------------------------------------------------------------------
                                                              (1,390)         (3,370)          (5,195)

Investing activities:
   Decrease (Increase) in restricted cash                        226            (226)               -
   Additions to intangible assets                               (111)           (150)             (52)
   Additions to capital assets                                (1,351)           (108)          (1,548)
   Decrease (increase) in short-term investments                   -           3,000           (3,000)
   Decrease in marketable securities                               -               -            7,970
   Other                                                           -               -             (313)
-------------------------------------------------------------------------------------------------------------
                                                              (1,236)          2,516            3,057
-------------------------------------------------------------------------------------------------------------

Financing activities:
   Decrease in notes payable                                       -          (8,300)          (2,900)
   Issue of shares                                                 -          13,633                -
   Issue of promissory notes                                       -               -            7,100
   Issue of convertible debenture                                  -           1,068                -
   Increase (decrease) in bank indebtedness                    4,558          (6,157)          10,459
-------------------------------------------------------------------------------------------------------------
                                                               4,558             244           14,659

-------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                  1,932            (610)          12,521
Change in cash and cash equivalents from discontinued
   operations (note 6)                                        (1,932)            610          (12,521)
Cash and cash equivalents beginning of year                        -               -                -
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                      $      -          $    -         $      -
=============================================================================================================

See accompanying notes to consolidated financial statements.

CEDARA SOFTWARE corp.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
==================================================================================================================
                                                                               Year ended June 30
                                                                  ------------------------------------------------
                                                                       2003             2002             2001
------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information

   Cash paid for:

        Interest                                                   $   1,068      $    1,714        $     820
        Taxes                                                      $       9      $       33        $      33

   Non-cash financing activities:

        Issue of shares in settlement of promissory notes          $       -      $    5,000        $       -
        Issue of shares as payment for financing fees              $       -      $      600        $       -
        Issue of convertible debentures in settlement of
           promissory notes                                        $       -      $    2,100        $       -
        Issue of shares in settlement of notes payable             $       -      $        -        $   1,800
        Issue of compensation warrants in lieu of payment
           of bank fees                                            $       -      $        -        $     105
        Issue of compensation options in lieu of payment
           of financing fees                                       $       -      $        -        $     155

   Non-cash investing activities:
        Receipt of shares on payment of accounts receivable        $     472      $        -        $       -

        Transfer of equipment from inventory to capital assets     $     244      $        -        $       -



==================================================================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


The Company is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. The Company is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company develops and markets software for all major digital modalities and currently uses a business-to-business model to market its products and technology through Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs").

The Company generates revenue in three ways:

     o    by developing and licensing its software technology and products;
     o through development of custom software for healthcare equipment manufacturers; and
     o    through service and support provided to its customers.

The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images, sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography ("CT"), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging ("MRI"), nuclear medicine, positron emission tomography ("PET"), and ultrasound.

1.      Significant accounting policies:

       The Company's principal accounting policies are in accordance with generally accepted accounting principles ("GAAP") in Canada and, except as discussed in note 24 to the consolidated financial statements, are also, in all material respects, in accordance with accounting practices generally accepted in the United States.

       (a)  Principles of consolidation:

            The financial statements of entities controlled by the Company are consolidated and all significant inter-company transactions and balances have been eliminated.

            Effective July 1, 2002, the Company amalgamated with Dicomit Dicom Information Technologies Corp. ("Dicomit"), a wholly-owned subsidiary.

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

       (c)  Capital assets:

            Capital assets are recorded at cost. Depreciation is provided on a straight-line basis over the assets' estimated useful lives using the following annual rates:

            -----------------------------------------------------------------
            Furniture and fixtures                                  20%
            Equipment                                         20% - 50%
            Software                                          33% - 50%
            Leasehold improvements                           Lease term
            ------------------------------------------------------------------

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


        (d) Long-term investment:

            Investments in equity securities of private companies over which the Company does not exert significant influence are accounted for using the cost method. The Company monitors these investments for factors other than temporary impairment and takes a charge to the statement of operations when appropriate.

        (e) Goodwill:

            On July 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, Goodwill and Other Intangible Assets ("CICA 3062"), which required the Company to re-classify certain intangible assets to goodwill and cease amortization of goodwill, unless an impairment exists.

            In accordance with the requirements of CICA 3062, this change in accounting policy was not applied retroactively and the amounts presented for prior periods, have not been restated for this change.

            Under CICA 3062, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to have been impaired and the second step of the impairment test becomes unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before discontinued operations.

            The determination of impairment requires that management make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this it is necessary to identify the reporting unit associated with the goodwill and to assess the value of the goodwill in the context of that reporting unit. It has been determined that the Company consists of a single reporting unit. As a result, goodwill is tested for impairment at a corporate level. The Company uses the quoted market price of its shares as a basis for fair value measurement.

        (f) Intangible assets:

            Intangible assets comprise core technology, patents and other intellectual property. Core technology and other intellectual property are amortized over periods ranging from three to five years. Patents, included in other intangible assets, are amortized over their estimated useful lives of 10 years. The amortization methods and estimated useful lives are reviewed annually.

       (g)  Revenue recognition:

            The Company's revenues are derived from software license fees, engineering services, hardware sales and service revenues, which include customer support, product upgrades, installation and training. Fees for services are billed separately from licenses of the Company's products. The Company recognizes revenue in accordance with Canadian GAAP which, in the Company's circumstances, are not materially different from the amounts that would be determined under the

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


            provisions of the American Institute of Certified Public
            Accountants Statement of Position No. 97-2, "Software Revenue Recognition", as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions", for all transactions involving the sale of software products and hardware transactions where the software is not incidental. For hardware transactions where software is incidental, and hardware transactions where no software is involved, the Company considers the provisions of Staff Accounting Bulletin 101, "Revenue Recognition", in determining the appropriate accounting treatment.

            The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, collection of the resulting receivable is reasonably assured and the fee is fixed and determinable. The Company relies on contracts and purchase orders as evidence of an arrangement. Generally, delivery is completed when a master copy of the software is shipped to the customer. Management assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from customers. If the Company determines that collection of a fee is not reasonably assured, it defers the fee and recognizes revenue at the time collection becomes reasonably assured. The Company assesses whether the fee is fixed and determinable at the outset of the arrangement based on the payment terms associated with the transaction.

            Certain software arrangements can include multiple elements, where the Company is required to determine the fair value of each element in assessing whether the fee is fixed and determinable. The elements which may be included in the Company's software arrangements might comprise product licenses, maintenance and support, as well as training, implementation and engineering services. The Company limits its assessment of vendor specific objective evidence of fair value (VSOE) for each element to the price charged when the same element is sold separately. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method.

            Under the residual method, the Company establishes VSOE for maintenance and support based on contract specified renewal rates. Accordingly, if all other revenue recognition criteria are met, revenue from licenses is recognized upon delivery using the residual method in accordance with SOP 98-9 and maintenance and support revenue is recognized ratably over the term of the maintenance period.

            The Company's software products are fully functional upon delivery and implementation and do not require significant modification or alteration.

            The Company provides services under time-and-material or fixed-price contracts that historically are longer than one year in duration. Under time-and-material and fixed-price contracts, where costs are generally incurred in proportion with contracted billing schedules, revenue is recognized when the customer may be billed. This method is expected to result in reasonably consistent profit margins over the contract term. For certain fixed-price contracts, the Company follows percentage-of-completion accounting, when reasonably dependable estimates of revenue and expenses can be made.

            Service revenues related to ongoing customer support and product upgrades are recognized on a straight-line basis over the life of the contract, which is typically 12 months, or when the services are performed. Product license fees and service revenues that have been prepaid but do not yet qualify for recognition under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

            Application of the revenue recognition rules associated with software revenue and engineering services involves judgment in determining whether individual transactions meet the revenue recognition rules.

        (h) Impairment of long-lived assets:

            The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

            The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

       (i)  Research and development costs:

            Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred.

            Development costs may be capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life being typically three years.

       (j)  Foreign currency translation:

            The Company records foreign currency transactions at the Canadian dollar equivalent at the date of the transaction, and translates foreign currency monetary assets and liabilities at year-end exchange rates. Exchange gains and losses are included in the statement of operations.

            Any gains and losses on forward foreign currency exchange contracts that mitigate the effect of exchange rate changes on foreign currency exposures are recorded on settlement of the contract.

       (k)  Stock options:

            The Company issues stock options under the terms of its stock option plan. No compensation expense is recognized when options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, any excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings (deficit).

       (l)  Income taxes:

            Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

            Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

        (m) Earnings per share:

            Basic earnings per share is calculated using the weighted average number of shares outstanding during the year.

            The treasury stock method is used to calculate diluted earnings per share. Under the treasury stock method, it is assumed that potential proceeds from the exercise of dilutive stock options and warrants would be used to purchase the Company's common shares at the average market price during the period, and the computed incremental number of stock options and warrants are included in the denominator of the diluted earnings per share computation.

       (n)  Measurement uncertainty:

            The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include the determination of allowance for doubtful accounts, provisions for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, other provisions and the fair values of financial instruments. Actual results could differ from these estimates.


2.     Long-term investment:

       The long-term investment represents a non-controlling minority position in a private company and is being carried at cost.


3.     Capital transactions:

 (a)   Investment by Analogic Corporation

       On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation ("Analogic") at $2.96 per share for proceeds of $11,843. As a result of the transaction, Analogic held approximately 19.0% of the issued and outstanding common shares of the Company after giving effect to its investment. As part of the investment, Analogic guaranteed the Company's bank operating facility by way of a letter of credit issued to National Bank of Canada ("NBC"). The Company and Analogic also agreed Analogic would nominate two directors to the Company's then seven-person Board of Directors. In connection with this investment, Analogic received pre-emptive rights to allow it to maintain its percentage ownership in the Company in the event of future issuance of the Company's common shares, subject to regulatory approval. The Company issued 266,666 shares valued at $2.25 per share, based on the market price of the Company's shares at that time. The shares were issued as compensation in lieu of financing fees to a third party as a result of the Analogic investment, which was accounted for as share issue costs. Analogic is a leading designer and manufacturer of advanced health and security systems and subsystems sold to Original Equipment Manufacturers, with a healthcare customer base that largely overlaps the Company's.

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

       The use of proceeds from this financing included repayment of $4,700 of notes payable issued in connection with the acquisition of Dicomit on May 26, 2000 and the repayment of the remaining bank indebtedness of approximately $3,400, which was outstanding as of September 28, 2001. The remaining proceeds were used to fund general working capital needs.

       On December 14, 2001, the Company issued a US$1,000 short-term promissory note to Analogic, which was repaid January 23, 2002. The note was interest-bearing at U.S. prime rate.

       On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1,366, pursuant to the exercise of their pre-emptive rights agreement.

       On October 18, 2002, the Company issued a US$0.65 million short-term promissory note bearing interest at U.S. prime rate to Analogic, which was repaid on January 16, 2003.

(b)    Investment by Cerner Corporation

       As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001 to Cerner Corporation at US$0.75 (Cdn.$1.19) per share for proceeds of $238.

(c) In fiscal 2002, the Company issued 25,000 common shares to a third party as consideration for services rendered in attempting to obtain financing for the Company.


4.     Bank indebtedness:

       The Company has an operating line of credit of $12,000 bearing interest at prime plus 1/2%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property to NBC. Analogic has guaranteed the operating line by way of a letter of credit issued to NBC. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. In addition to the letter of credit, Analogic has agreed to make available additional funding of $2,000 if required by the Company. Should NBC draw on the letter of credit issued by Analogic, NBC's security position will transfer to Analogic.

       Subsequent to June 30, 2003, Analogic increased the letter of credit that fully guarantees the Company's bank line by $2,000, which temporarily increased the Company's available borrowing capacity under the current operating line to $14,000. On October 31, 2003, the bank operating line will revert to $12,000 unless further extended by NBC in writing. Analogic also agreed to extend the term of the expiry of the letter of credit to December 20,2004.


5.     Convertible subordinated debentures:

       The unsecured convertible debentures are compound financial instruments with a principal amount of $3,168 due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. The equity component of the $3,168 unsecured convertible debentures has been valued at $380 and included in capital stock. The carrying value of the liability portion of the compound financial instrument is adjusted over the five year term to reflect an 8% market rate of interest on the liability component.

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

6.     Discontinued operations:

       On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary Surgical Navigation Specialists Inc. ("SNS") and its subsidiaries. As a result, the Surgical Navigation business segment is presented as discontinued operations in these consolidated financial statements.

       On August 14, 2001, SNS obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the order was to stay the current obligations of SNS to creditors. On April 17, 2002, the Ontario Superior Court of Justice approved SNS's Plan of Arrangement. The liabilities of SNS have since been settled and a final distribution to the creditors of SNS has been made by the court appointed monitor..

       The current liabilities of discontinued operations includes the Company's obligation to pay US$1,500 over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004.

       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

       ==========================================================================================
       Balance Sheet                                        June 30, 2003        June 30, 2002
       ------------------------------------------------------------------------------------------
       Current assets                                          $        -           $        -
       Capital assets and intangibles                                   -                    -
       Current liabilities                                         (2,460)              (4,013)
       Non-current liabilities                                          -                 (379)
       ------------------------------------------------------------------------------------------
       Net assets (liabilities) of discontinued operations     $   (2,460)          $   (4,392)
       ==========================================================================================

       Included in current liabilities at June 30, 2003, is the Company's obligation to Zeiss as noted above, at $2,358 (June 30, 2002 - $3,791) and trade payables and accrued liabilities. Non-current liabilities at June 30, 2002 consisted of obligations due to Zeiss of $379, due more than one year after the date of the consolidated balance sheet.

       ------------------------------------------------------------------------------------------------------------
                                                                                   Year ended June 30
                                                                    -----------------------------------------------
       Statement of Operations                                          2003              2002            2001
       ------------------------------------------------------------------------------------------------------------
       Revenue                                                        $    -        $      499     $    17,105

       Loss from operations                                                -                 -         (18,798)
       Gain (loss) on disposition of discontinued operations               -             5,002         (22,644)
       ------------------------------------------------------------------------------------------------------------
       Income (loss) from discontinued operations                     $    -        $    5,002     $   (41,442)
       ============================================================================================================

       Earnings (loss) per share from discontinued operations:
       Basic earnings (loss) per share from
         discontinued operations                                      $    -        $     0.24     $     (2.50)

       Diluted earnings (loss) per share
         from discontinued operations                                 $    -        $     0.24     $     (2.50)
       ============================================================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

       ============================================================================================================
                                                                                    Year ended June 30
       Statement of Cash Flows
                                                                    -----------------------------------------------
                                                                         2003            2002             2001
       ------------------------------------------------------------------------------------------------------------
       Operating activities                                          $ (1,932)      $     610      $    (8,900)
       Financing activities                                                 -               -                -
       Investing activities                                                 -               -           (3,621)
       ------------------------------------------------------------------------------------------------------------
       Cash provided by (used in) discontinued operations            $ (1,932)      $     610      $   (12,521)
       ============================================================================================================

7.     Inventory:

       ============================================================================================================
                                                                         June 30, 2003          June 30, 2002
       ------------------------------------------------------------------------------------------------------------
       Finished goods                                                    $          13             $      208
       ------------------------------------------------------------------------------------------------------------
       Parts and components                                                        343                    509
       ------------------------------------------------------------------------------------------------------------
       Work-in-process                                                             116                      -
       ------------------------------------------------------------------------------------------------------------
                                                                         $         472             $      717
       ============================================================================================================

8.     Capital assets:

       ============================================================================================================
                                                                         June 30, 2003          June 30, 2002
       ------------------------------------------------------------------------------------------------------------
       Cost
       ------------------------------------------------------------------------------------------------------------
           Furniture and fixtures                                         $        219             $      464
           Equipment                                                             3,869                  9,277
           Software                                                              4,419                  3,990
           Leasehold improvements                                                5,985                  5,515
       ------------------------------------------------------------------------------------------------------------
                                                                                14,492                 19,246
       ------------------------------------------------------------------------------------------------------------
       Accumulated depreciation
           Furniture and fixtures                                         $        184             $      298
           Equipment                                                             3,122                  8,371
           Software                                                              3,962                  3,772
           Leasehold improvements                                                4,656                  3,764
       ------------------------------------------------------------------------------------------------------------
                                                                                11,924                 16,205
       ------------------------------------------------------------------------------------------------------------
       Net book value                                                     $      2,568             $    3,041

       ============================================================================================================

       Capital assets with a cost and accumulated amortization of $6,349 that had been disposed of in prior years were removed from the books of account at June 30, 2003. There is no resulting impact on the consolidated statement of operations.


9.     Other assets:

       ============================================================================================================
                                                                        June 30, 2003           June 30, 2002
       ------------------------------------------------------------------------------------------------------------
       Share purchase loans to employees and former officers              $     1,791              $    1,894
       Other loan to former officer                                                50                      50
       ------------------------------------------------------------------------------------------------------------
                                                                                1,841                   1,944

       Less provision for loan impairment                                      (1,841)                 (1,944)

       ------------------------------------------------------------------------------------------------------------
                                                                          $        -               $        -
       ============================================================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

       The employee share purchase program was introduced in 1992 as a means to induce wider ownership of the Company's stock among the employee group. The share purchase program and related loans mirrored that of a stock option plan. At the time of entering into this program, the Company had limited capacity to issue stock options given the amount available under its stock option plan. To facilitate the purchase of shares at that time, the Company advanced funds to employees who, in turn, purchased shares from third party shareholders. The employees were entitled to receive the share certificates only upon completion of specified employment period related vesting requirements and upon repayment of the related loan. The majority of the employees subsequently paid the loans and received the shares after completing the service vesting requirements. The majority of the unpaid loans are outstanding from former employees and the Company currently controls substantially all the shares in connection with the remaining unpaid loans.

       The share purchase loans are non-interest bearing and unsecured. During the year ended June 30, 2002, the Company increased the provision for loan impairment resulting in a charge to operations of $888. During the year ended June 30, 2003, loans amounting to $103 were repaid by former employees and officers.

10.    Deferred development costs:

       =========================================================================
                                           June 30, 2003          June 30, 2002
       -------------------------------------------------------------------------
       Deferred development costs             $    2,102             $    2,102
       Less accumulated amortization               1,767                  1,205
       -------------------------------------------------------------------------
                                              $      335             $      897
       =========================================================================

       Deferred development costs relate to the costs of producing product masters for the porting of the Company's Imaging Applications Platform ("IAP") product from Unix to Microsoft Windows and the componentization of IAP source code. The Company commenced capitalization of these costs once technological feasibility had been established which, in the Company's circumstances, was based on the creation of a working model. The capitalization of the costs ceased when the product masters for these products were available for general release to customers. These costs have been amortized on a straight-line basis over the economic life of the software, which was determined to be approximately three years in each case.


11.    Intangible assets:

       =========================================================================
                                             June 30, 2003        June 30, 2002
       -------------------------------------------------------------------------
       Cost
             Core ultrasound technology        $     3,900           $    3,900
             Other acquired technology                 684                  684
       -------------------------------------------------------------------------
             Other intangible assets                   611                  500
       -------------------------------------------------------------------------
                                                     5,195                5,084
         Accumulated amortization
             Core ultrasound technology        $     3,900           $    2,709
             Other acquired technology                 589                  369
             Other intangible assets                   164                  114
       -------------------------------------------------------------------------
                                                     4,653                3,192
       -------------------------------------------------------------------------
         Net book value                        $       542           $    1,892
       =========================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

12.    Goodwill and intangible assets:

       In accordance with CICA 3062, the Company ceased amortizing goodwill on July 1, 2001, and reclassified the unamortized value of the workforce acquired on the acquisition of Dicomit on May 26, 2000 (previously recorded as an intangible asset) to goodwill with a net book value of $1,217 (original cost of $1,800 and accumulated amortization to July 1, 2001 of $583). The Company continues to amortize its remaining intangible assets as described in notes 1 and 11.

       This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $2,100 and a reduction in amortization expense related to intangible assets of $600 for the year ended June 30, 2002.

       The Company has determined that there was no impairment of goodwill at June 30, 2003.

       The Company's pro forma net loss from continuing operations and basic and diluted earnings (loss) per share assuming CICA 3062 had been adopted at the beginning of fiscal 2001 are as follows:

       ===============================================================================================================
                                                                                    Year ended June 30
                                                                    --------------------------------------------------
                                                                          2003           2002              2001
       ---------------------------------------------------------------------------------------------------------------
       Reported net loss from continuing operations                $   (13,312)    $   (3,551)     $    (26,359)

       Add:   Amortization of goodwill                                       -              -             2,259
              Amortization of acquired workforce                             -              -               533
       ---------------------------------------------------------------------------------------------------------------
       Adjusted net loss from continuing operations                    (13,312)        (3,551)          (23,567)

       Income (loss) from discontinued operations                            -          5,002           (41,442)

       ---------------------------------------------------------------------------------------------------------------
       Adjusted net income (loss)                                  $   (13,312)    $    1,451      $    (65,009)
       ---------------------------------------------------------------------------------------------------------------

       Basic and diluted earnings (loss) per share:
        Loss from continuing operations                            $    (0.55)     $   (0.17)      $     (1.60)
        Amortization of goodwill                                             -             -              0.14
        Amortization of acquired workforce                                   -             -              0.03
       ---------------------------------------------------------------------------------------------------------------
        Adjusted net income (loss) from continuing operations           (0.55)         (0.17)            (1.43)

        Income (loss) from discontinued operations                           -          0.24             (2.51)
       ---------------------------------------------------------------------------------------------------------------
        Adjusted net income (loss)                                 $    (0.55)     $    0.07       $     (3.94)
       ===============================================================================================================


13.    Capital stock:

       (a) The Company has authorized an unlimited number of common shares. There were 24,157,621 common shares issued and outstanding at June 30, 2003 (June 30, 2002 - 24,157,621).


       (b)  Earnings per share

            The weighted average number of common shares outstanding is as follows:

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

       ===========================================================================================================
                                                     June 30, 2003         June 30, 2002        June 30, 2001
       -----------------------------------------------------------------------------------------------------------
       Weighted average number of
       common shares outstanding, for
       basic and diluted earnings per share             24,157,621            21,365,303           16,522,465
       ===========================================================================================================

       As a result of the net losses for each of the years ended June 30, 2003, 2002 and 2001, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive.

       ===========================================================================================================
                                                               2003                  2002                  2001
       -----------------------------------------------------------------------------------------------------------
       Incremental shares from assumed
          conversion of employee stock options              431,713                29,665                    -
       ===========================================================================================================

       (c) Stock option plan:

           The Company's stock option plan was implemented to encourage ownership of the Company by directors, officers and employees of the Company. The maximum number of common shares which may be set aside for issuance under the plan is currently 4,200,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase the number of shares available under the plan subject to the approval of the shareholders of the Company when required by law or regulatory authority.

           Generally, options issued under the plan vest annually over a two to five year period. Any option granted which, for any reason, is cancelled or terminated prior to their exercise, will become available for grant under the plan. In accordance with the plan, the exercise price of options is determined by the fair value of the Company's common shares at the time the option is granted.

           Options granted under the plan may be exercised during a period not exceeding seven years from the date of grant, subject to earlier termination upon the optionee ceasing to be a director, officer or employee of the Company or any of its subsidiaries, as applicable. Options issued under the plan are non-transferable.

       (d) Continuity of options issued under the plan as at June 30 is as follows:

=======================================================================================================================
                                      2003                          2002                             2001
                           ----------------------------   -----------------------------   -----------------------------
                                      Weighted Average                Weighted Average                Weighted Average
                            Options    Exercise Price      Options     Exercise Price     Options      Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding,
   beginning of year      2,057,438        $5.34         2,526,345         $5.81          2,371,060        $ 6.84

Granted                   2,046,806        $1.32           437,500         $1.93            712,700        $ 2.92

Exercised                         -             -          (87,500)        $2.13                  -             -

Cancelled                  (879,254)       $4.74          (818,907)        $5.31           (557,415)       $ 6.33

-----------------------------------------------------------------------------------------------------------------------
Outstanding,
   end of year            3,224,990        $2.95         2,057,438         $5.34          2,526,345        $ 5.81
=======================================================================================================================

Options exercisable,
   end of year            1,309,626        $4.57         1,176,647         $6.05          1,276,893        $ 5.77
=======================================================================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


        (e) A summary of the balances of options issued under the plan as at June 30, 2003 is as follows:

======================================================================================================================
                                     Options outstanding                                   Options exercisable
                        ------------------------------------------------------     -----------------------------------
                                          Weighted average
   Range of                Options           remaining         Weighted average        Options     Weighted average
exercise prices         outstanding      contractual life       exercise price       exercisable    exercise price
----------------------------------------------------------------------------------------------------------------------
$ 1.05 to   $ 1.50      1,368,806           6.0 years             $  1.07              250,000           $ 1.05

$  1.70 to  $ 2.50      1,016,034           3.8 years              $ 2.03              323,451           $ 2.12

$  3.30 to  $ 3.95        246,000           1.3 years              $ 3.74              243,000           $ 3.74

$  4.50 to  $ 5.90        156,750           2.1 years              $ 5.52              155,000           $ 5.53

$  6.00 to  $ 6.75         15,000           2.9 years              $ 6.20               15,000           $ 6.20

$  7.00 to  $ 9.90        422,400           3.0 years              $ 9.79              323,175           $ 9.82
----------------------------------------------------------------------------------------------------------------------

 $ 1.05 to  $ 9.90      3,224,990           4.4 years              $ 2.95            1,309,626           $ 4.57
======================================================================================================================


14.    Warrants:

       Effective October 1, 2000, the Company acquired from Zeiss its 20% minority interest in SNS through the issuance of $3,000 of warrants exercisable into 363,636 common shares of the Company and options to purchase SNS shares. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2,000 through either the issuance of shares (subject to regulatory approval) or the payment of cash at the Company's option.


15.    Other charges:

       ==========================================================================================================
                                                                               Year ended June 30
       ----------------------------------------------------------------------------------------------------------
                                                                   2003               2002                2001
                                                             ----------------------------------------------------
         Bad debt expense                                     $     962          $     367          $    2,845
         Computer and equipment operating leases                  1,202              1,133               1,294
         Amortization of deferred financing costs                     -                  -                 953
         Provision (recovery) of employee share purchase
           and other loans receivable                              (103)               888               1,056
         Foreign exchange and other                                 761               (252)              1,247
       ----------------------------------------------------------------------------------------------------------
                                                              $   2,822          $   2,136          $    7,395
       ==========================================================================================================


CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


16.    Lease exit costs:

       =============================================================================================
                                                                 Year ended June 30
                                                 ---------------------------------------------------
                                                       2003              2002               2001
       ---------------------------------------------------------------------------------------------
       Provision for loss on sublease             $     307          $      -            $     -
       Write down of leasehold improvements             254                 -                  -
       ---------------------------------------------------------------------------------------------
                                                  $     561          $      -            $     -
       =============================================================================================

       As a part of ongoing cost reduction initiatives the Company consolidated operations into one leased facility and entered into a sublease agreement for the vacated premises on April 23, 2003. The Company has recorded a liability for net costs that will continue to be incurred for the remaining term of the existing lease. The liability has been recorded at its fair value of $307 by estimating the net present value of the future cash outflows, net of expected sublease rental income.

       In addition, the Company determined that the carrying value of the leasehold improvements in the subleased premises would not be fully recoverable and has recorded a charge of $254 towards the shortfall of the carrying value of the leasehold improvements over the related undiscounted future cash flows.

17.    Income taxes:

       The Company has earned investment tax credits ("ITCs") of $4,200, on Scientific Research & Experimental Development expenditures which will expire within the years beginning 2003 through 2006. These credits, prior to their expiry, may be applied to reduce income taxes otherwise payable.

       Total income tax expense varies from the amounts that would be computed by applying the effective income tax rate to the income (loss) from continuing operations before income taxes for the years ended June 30, as follows:

       =========================================================================================
                                                                Year ended June 30
                                                ------------------------------------------------
                                                       2003           2002              2001
       -----------------------------------------------------------------------------------------
       Income tax recovery
         computed at effective rates             $   (4,674)      $ (1,433)      $   (11,300)

       Adjustment to income tax recovery
         resulting from:

       Changes in the valuation allowance
         for future income tax assets                 1,165            287             6,332

       Adjustments to future tax assets and
         liabilities for changes in
         substantively enacted tax rates              3,356            277             2,762

       Investment tax credits not
         previously recognized                            -              -               571

       Non-deductible amortization and
         other non-deductible items                     153            869             1,221

       Loss on dissolution of joint venture               -              -               414
       -----------------------------------------------------------------------------------------
       Actual income tax expense (recovery)      $        -       $      -       $         -
       =========================================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


       The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

       ===========================================================================================
                                                           June 30, 2003      June 30, 2002
       -------------------------------------------------------------------------------------------
       Future income tax assets:
       Non-capital income tax losses carried forward
          and income tax credits                              $   23,697        $    24,030
       Future income tax deductions relating to
          accounting accruals and fixed assets                     2,708              1,609
       Share issue costs                                             342                619
       -------------------------------------------------------------------------------------------
                                                                  26,747             26,258
       Less valuation allowance                                  (26,623)           (25,458)
       -------------------------------------------------------------------------------------------
                                                                     124                800

       Future income tax liabilities:
         Intangible assets and deferred compensation                (124)              (800)
       -------------------------------------------------------------------------------------------

       Total future income tax liabilities                          (124)              (800)
       -------------------------------------------------------------------------------------------
       Net future income tax assets                           $        -        $         -
       ===========================================================================================

       The valuation allowance at June 30, 2003 primarily represents income tax benefits of non-capital income tax losses carried forward which management has assessed as unlikely to be realized at this time. Consequently, the benefit of the future income tax assets has not been recognized in these consolidated financial statements.

       The valuation allowance increased by $1,165 during the year ended June 30, 2003, primarily as a result of not recognizing the benefit of current net operating losses.

       In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. In order to fully realize the future tax asset, the Company will need to generate future taxable income of approximately $88,000 prior to the expiration of the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes that the more likely than not criteria have not been satisfied in order for the Company to realize the benefits of these deductible differences.

       The Company has significant tax losses, and other future income tax deductions, including investment tax credits carried forward arising from the discontinued SNS business. The tax losses of the Company and other deductions amount to $79,000 and expire commencing from 2004 to 2010. The potential benefit of these losses and other deductions has not been recognized in the accounts of the Company.


18.    Fair values of financial instruments:

       The Company has used financial instruments, primarily forward foreign currency exchange contracts, to mitigate its exposure to fluctuations in the U.S./Canadian dollar exchange rate as a result of receiving substantially all of its revenue in U.S. dollars. These consolidated financial statements include, to varying degrees, elements of market, credit and exchange risk in excess of amounts recognized in the consolidated balance sheets. The Company did not have any foreign exchange contracts outstanding as at June 30, 2003 or at June 30, 2002.

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

       The subordinated convertible debentures have been recorded at fair value and bear interest at 5%, and have been described in note 5.

       The Company financed specific receivables, with aggregate book values of $1,842 (June 30, 2002 - $3,953) and received net proceeds of $1,640 (June 30, 2002 - $3,607), through the issuance of bills of exchange. Prior to June 30, 2003, bills of exchange amounting to $927 (June 30, 2002 - $2,142) were settled. At June 30, 2003, a bill of exchange amounting to $915 (June 30, 2002 - $1,219) was not yet due for settlement. The financing of receivables has been treated as a sale of receivables for accounting purposes and the loss on financing has been recorded as interest expense in the consolidated statement of operations.

       There are no collectibility or billing problems with customers or classes of customers, other than as provided in the financial statements. There were no significant changes in credit terms during the fiscal year 2003.

       The carrying values of the Company's other financial instruments approximate their fair values due to the short term to maturity of the various instruments.

       Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, historical trends and other information. Credit losses have been within management's range of expectations.


19.    Commitments:

       The Company is committed under long-term operating leases for the rental of premises, computer and office equipment. The minimum annual lease principal payments for the four years subsequent to June 30, 2003 are as follows:

       ========================================================================
       ------------------------------------------------------------------------
       2004                                                       $1,646
       2005                                                       $1,382
       2006                                                       $1,301
       2007                                                       $1,273
       2008 and thereafter                                        $3,136
       ========================================================================

       The Company has entered into a sublease agreement dated April 23, 2003 whereby it is able to recover a portion of lease commitments over the remaining term of the lease for the premises. The minimum annual lease payments above have been disclosed net of sublease rental income. In connection with the premises' lease agreement, the Company has also provided a letter of credit of $166 in favour of the landlord. This letter of credit automatically renews on a yearly basis until the end of the underlying lease term (currently December 31, 2009).

20.   Segmented information and major customers:

       The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


      All of the Company's revenues are exports as follows:

     ==========================================================================
     --------------------------------------------------------------------------
                                              Year ended June 30
                                   --------------------------------------------
                                        2003             2002           2001
     --------------------------------------------------------------------------

     Asia                       $     13,378     $     23,045    $    19,540
     United States                     8,722           12,389         17,706
     Europe                            8,048           10,063          9,494
     --------------------------------------------------------------------------
     Total revenue              $     30,148     $     45,497    $    46,740
     ==========================================================================

       The following are product and service revenues of the Company:

     ==========================================================================
     --------------------------------------------------------------------------
                                              Year ended June 30
                                   --------------------------------------------
                                         2003             2002           2001
     --------------------------------------------------------------------------

       Software licenses         $     11,632      $    27,945    $    22,106
       Engineering services            14,643           15,265         17,673
       Services and other               3,873            2,287          6,961
     --------------------------------------------------------------------------
                                 $     30,148      $    45,497    $    46,740
     ==========================================================================

       All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

     ==========================================================================
     --------------------------------------------------------------------------
                                               Year ended June 30
                                   --------------------------------------------
                                      2003             2002           2001
     --------------------------------------------------------------------------

       Customer A                      23%              22%            27%
       Customer B                      18%              13%            15%
       Customer C                       8%              15%            15%
       Customer D                       1%               -%            11%
       Customer E                       3%              14%             5%
     ==========================================================================


21.    Related party transactions:

       The Company has entered into certain transactions with a law firm, a partner of which is a director of the Company. During 2003, total amounts charged by the law firm aggregated $159 (2002 - $3) and included charges for legal services primarily for employment related matters.


22.    Stock-based compensation:

       As of July 1, 2002 the Company adopted the provisions of CICA 3870. Under this new accounting pronouncement, pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after June 30, 2002 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for the year ended June 30, 2003: risk-free interest rate of 4.5%; dividend yield of 0%; common share price volatility factor of 75%; and a weighted-average expected life of the options of 5 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. On a pro forma basis the Company's net loss would be increased by $352 for the year ended June 30, 2003. As a result of this adjustment the basic and diluted loss-per-share figures for the year ended June 30,

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


       2003 would have been higher by $0.02. During the year ended June 30, 2003, 2,046,806 options were granted at a weighted average price of $1.32 per option. The weighted average fair value of stock options granted during the year ended June 30, 2002 was $0.85 per option.


23.    Cash flow:

       The Company has presented bank indebtedness as a financing activity on the Consolidated Statement of Cash Flows for the year ended June 30, 2003. The prior year amounts have been conformed to this presentation.


24.    GAAP in Canada and the United States:

       The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada.

       The following summarizes financial statement amounts in accordance with United States GAAP:

       =========================================================================
                                                          Year ended June 30
                                                   -----------------------------
       Consolidated balance sheets                        2003             2002
       -------------------------------------------------------------------------

       Current assets                              $     6,899       $   13,592
       Capital assets                                    2,568            3,041
       Intangible assets                                   447              359
       Goodwill                                          7,836            7,836
       Total assets                                     18,557           25,725
       Current liabilities                              18,871           12,959
       Convertible debentures                            3,168            3,168
       Capital stock                                   104,157          104,054
       Deficit                                        (110,899)         (98,985)
       Total shareholders' equity (deficiency)     $    (3,482)      $    8,329
       =========================================================================


       ==============================================================================================
                                                                   Year ended June 30
                                                     ------------------------------------------------
       Consolidated statements of operations               2003              2002             2001
       ----------------------------------------------------------------------------------------------
       Revenue                                       $   30,148        $   45,497       $   46,740
       Gross margin                                      19,067            34,218           27,795
       Operating expenses                                29,910            33,562           47,310
       Income (loss) before interest expense
         and loss on dissolution of joint venture       (10,843)              656          (21,774)
       Income (loss) from continuing operations         (11,914)           (1,048)         (23,755)
       Income (loss) from discontinued operations             -             5,002          (41,442)
       Net income (loss)                             $  (11,914)       $    3,954       $  (65,197)
       ----------------------------------------------------------------------------------------------

       Fair value adjustment of available for
         sale securities                             $        -        $        -       $      232
       Foreign currency translation adjustment                -                 -              395
       ----------------------------------------------------------------------------------------------
       Comprehensive income                          $  (11,914)       $    3,954       $  (65,824)
       ==============================================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


      ====================================================================================================================
                                                                                  Year ended June 30
                                                               -----------------------------------------------------------
                                                                       2003             2002                 2001
      --------------------------------------------------------------------------------------------------------------------
      Earnings per share from continuing operations:
        Basic loss per share                                    $     (0.49)      $    (0.05)        $      (1.44)
        Diluted loss per share                                  $     (0.49)      $    (0.05)        $      (1.44)
      ====================================================================================================================

      Earnings per share from discontinued operations:
        Basic earnings (loss) per share                         $          -      $      0.23        $      (2.51)
        Diluted earnings (loss) per share                       $          -      $      0.23        $      (2.51)
      ====================================================================================================================

      Earnings per share:
        Basic earnings (loss) per share                         $     (0.49)      $      0.19        $      (3.95)
        Diluted earnings (loss) per share                       $     (0.49)      $      0.19        $      (3.95)
      ====================================================================================================================


      ====================================================================================================================
                                                                                     Year ended June 30
      --------------------------------------------------------------------------------------------------------------------
      Consolidated statements of cash flows                            2003              2002                 2001
      --------------------------------------------------------------------------------------------------------------------
      Net cash used in operating activities                     $    (1,493)      $    (3,466)       $      (4,791)
      Net cash provided by (used in) investing activities       $    (1,236)      $     2,516        $       3,057
      Net cash provided by financing activities                 $     4,558       $       244        $      14,659
      ====================================================================================================================


      The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below:

 (a)  Consolidated statements of operations:

      =========================================================================================================
                                                                         Year ended June 30
                                                           ----------------------------------------------------
                                                                    2003             2002               2001
      ---------------------------------------------------------------------------------------------------------
      Loss from continuing operations,
        Canadian GAAP                                          $ (13,312)       $  (3,551)       $   (26,359)

      Foreign exchange gains and losses on
        hedged transactions (i)                                        -              (54)               269

      Provision (recovery) for employee share purchase
        loans receivable (ii)                                       (103)              838             1,056

      Accretion of interest on debt component of
        convertible debentures (iii)                                  63                 -                 -

      Purchased in-process research and
        development expense (iv)                                   1,438             1,719             1,279
      --------------------------------------------------------------------------------------------------------
      Loss from continuing operations,
        United States GAAP                                       (11,914)          (1,048)           (23,755)

      Income (loss) from discontinued operations                       -             5,002           (41,442)
      --------------------------------------------------------------------------------------------------------
      Net income (loss), United States GAAP                  $   (11,914)       $    3,954       $   (65,197)
      ========================================================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------

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

         (ii) Under Canadian GAAP, employee share purchase loans were included in loans receivable. Under United States GAAP, the loans would be classified as a reduction of shareholders' equity. As a result, the related provision recorded for these loans receivable for Canadian GAAP purposes is required to be reversed to comply with APB 25, and related interpretations, under United States GAAP. As noted under APB 25 the plans would be considered to be fixed plans and a compensation adjustment would only be required for United States GAAP purposes to the extent that the arrangement was modified or a direct award of the underlying stock ultimately occurred. Due to this difference, the provision for these loans for purposes of Canadian GAAP would not be recorded under United States GAAP.

         (iii) The Company has recorded a compound instrument under Canadian GAAP in connection with the unsecured convertible debentures issued during fiscal 2003 and 2002. United States GAAP does not permit separate recognition of the financial liability and equity components. Accordingly, the note payable would be classified entirely as notes payable for United States GAAP reporting purposes for the years ended June 30, 2003 and 2002 on the consolidated balance sheet and the interest accretion related to the fair market valuation of the interest rate on the debt component would be added back on the statement of operations for United States GAAP purposes.

         (iv) Under Financial Accounting Standards Board ("FASB") Statement No. 2, "Accounting for Research and Development Costs," acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The Company acquired in-process research and development as part of the business combination with Dicomit in May 2000 which represents products in the development stage not considered to have reached technological feasibility at the time of acquisition. Such costs are required to be expensed under United States GAAP. For the years ended June 30, 2003, 2002 and 2001, the adjustment represents the reversal of amortization of the capitalized in-process research and development under Canadian GAAP.

         (v) United States GAAP requires disclosure of the details of depreciation and amortization for the years ended June 30, as follows:

===============================================================================
                                                 2003          2002        2001
-------------------------------------------------------------------------------

Depreciation of capital assets                $ 1,814      $  3,230    $  2,464
Amortization of intangible assets                  23            34         164
Amortization of deferred development costs        562           556         311
Amortization of goodwill                            -             -       2,259

-------------------------------------------------------------------------------
                                              $ 2,399      $  3,820    $  5,198
===============================================================================

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


(b) Consolidated statements of shareholders' equity (deficiency) under United States GAAP:

===============================================================================
                               June 30, 2003     June 30, 2002    June 30, 2001
-------------------------------------------------------------------------------

Deficit, beginning of year,      $  (98,985)        $ (102,939)    $    (37,742)
Net income (loss)                   (11,914)             3,954          (65,197)
-------------------------------------------------------------------------------
Deficit, end of year,            $ (110,899)        $  (98,985)    $   (102,939)
===============================================================================


(c) Consolidated statements of cash flow:

       Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the statements of consolidated cash flows. United States GAAP does not permit this subtotal to be included.


(d) Other disclosures:

         (i)    Stock-based compensation:

                Beginning in 1996, SFAS 123, Accounting for Stock-based Compensation, encourages, but does not require, companies to record compensation costs for employee stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method prescribed by existing accounting pronouncements in effect in the United States. SFAS 123 does require the disclosure of pro forma net income (loss) and income (loss) per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions for 2003, 2002 and 2001: risk-free rate of 4.5% (2001 - 4.0%; 2000 - 5.9%), dividend yield of 0%, a volatility factor of the expected market price of the Company's shares of 75% (2002 - 79%; 2001 - 80%), and a weighted average expected life of the options in 2003, 2002 and 2001 of five years. The weighted average grant date fair values of options issued in 2003 was $0.85 per share (2002 - $1.90 per share; 2001 - $2.93 per share). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the year ended June 30, 2003, the Company's United States GAAP pro forma net income (loss) from continuing operations is $(12,672) (2002 - $(1,579); 2001 - $(24,693)) and basic income (loss) per share from continuing operations is $(0.52) (2001 - $(0.07) per share; 2000 - $(1.49) per share). The effects on pro forma disclosure of applying SFAS 123 are not necessarily representative of the effects on pro forma disclosure in future years.

         (ii) As of January 1, 1998, the Company implemented SFAS No. 130, "Reporting Comprehensive Income." This pronouncement, which is solely a financial statement presentation standard, requires the Company to disclose non-owner charges included in equity but not included in earnings. These charges include the fair value adjustment to certain available for sale securities, the foreign currency translation adjustments.

         (iii) The allowance for doubtful accounts as at June 30, 2003 was $961 (2002 - $881).

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


         (iv) Rent expense for the year ended June 30, 2003 amounted to $988 (2002 - $1,007; 2001 - $1,045).

         (v) United States GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at June 30, 2003 were $3,108 (2002 - $2,003). At June 30, 2003, accrued liability of $1,426 for severance payable to terminated employees exceeded 5% of current liabilities (June 30, 2002 - $382).

         (vi) The Company has disclosed income before goodwill amortization, which is not a permitted disclosure under United States GAAP. For United States GAAP purposes goodwill amortization would be included in expenses and deducted in the determination of income (loss) before interest income.

         (vii) Under United States GAAP, amortization of deferred compensation would be included in general and administrative expenses.


25.    Recent accounting pronouncements:

       In December 2002, the Canadian Institute of Chartered Accountants ("CICA") approved amendments to Accounting Guideline, AcG-13, Hedging Relationships ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. AcG-13 applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

       In December 2002, the CICA amended Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations ("Section 3475"). Section 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. Section 3475 applies to disposal activities initiated on or after May 1, 2003.

       In February 2003, the CICA issued Accounting Guideline, AcG-14, Disclosure of Guarantees ("AcG-14"). AcG-14 provides guidance regarding the identification of guarantees and requires the guarantor to disclose the significant details of guarantees that have been given regardless of whether a payment is required under the guarantee. Unlike the US standard, AcG-14 does not require fair value recognition of guarantees on the balance sheet nor does it extend to product warranties. AcG-14 is to be applied to interim and annual financial reporting beginning on or after January 1, 2003. There was no effect on adoption of AcG-14 on the Company's results of operations and financial position for 2003.

       In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is required to also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on July 1, 2003. There was no effect on the adoption of SFAS No. 143 on the Company's results of operations and financial position for 2003.

       In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

CEDARA SOFTWARE CORP.

Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Years ended June 30, 2003, 2002 and 2001
--------------------------------------------------------------------------------


       There was no effect on the adoption of SFAS No. 146 on the Company's results of operations and financial position for 2003 and prior years.

       In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended June 30, 2003. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect on the adoption of the measurement requirement on the Company's results of operations and financial position for 2003 and prior years.

       The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

       In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

       In January 2003, the FASB issued Interpretation No. ("FIN") 46 - "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not expect the adoption of FIN 146 to have a material impact on its business, results of operations and financial condition.


26.    Comparative Figures:

       Certain prior years' figures have been reclassified to conform with the current year's presentation.

ITEM 19.   Exhibits

     Exhibit No.                          Description
     -----------   -------------------------------------------------------------

     1.1           Articles of Amalgamation of Cedara, as currently in effect.**

     1.2           By-laws of Cedara, as currently in effect.*

     2.1           Specimen share certificate.*

     2.2           Cedara Shareholder Rights Plan.**

     4.1 Subscription Agreement, dated September 27, 2001, between Cedara and Analogic relating to the purchase by Analogic of 4,000,000 common shares of the Company.**

     4.2 5% unsecured subordinated convertible debenture issued by Cedara in favour of Investor Company in trust for Epic Limited Partnership, dated as of January 18, 2002, in the principal amount of $150,000, due January 18, 2007.**

     4.3 5% unsecured subordinated convertible debenture issued by Cedara in favour of Jayvee & Co., dated as of February 1, 2002, in the principal amount of $200,000, due February 1, 2007.**

     4.4 5% unsecured subordinated convertible debenture issued by Cedara in favour of GM & Partners Corporation Inc., dated as of April 10, 2002, in the principal amount of $150,000, due April 10, 2007.**

     4.5 5% unsecured subordinated convertible debenture issued by Cedara in favour of Anur Investments Ltd., dated as of April 10, 2002, in the principal amount of $150,000, due April 10, 2007.**

     4.6 5% unsecured subordinated convertible debenture issued by Cedara in favour of Jeremy Colman, dated as of April 10, 2002, in the principal amount of $150,000, due April 10, 2007.**

     4.7 5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Fund, dated as of April 30, 2002, in the principal amount of $650,000, due April 30, 2007.**

     4.8 5% unsecured subordinated convertible debenture issued by Cedara in favour of National Bank Financial in trust for 628088 British Columbia Ltd., dated as of April 30, 2002, in the principal amount of $150,000, due April 30, 2007.**

     4.9 5% unsecured subordinated convertible debenture issued by Cedara in favour of Toyo Corporation, dated as of May 1, 2002, in the principal amount of $1,567,800, due May 1, 2007.**

     4.10 Subscription Agreement, dated as of April 29, 2002, between Cedara and Analogic relating to the purchase by Analogic of 580,461 common shares of the Company.**

     4.11 Subscription Agreement, dated as of February 26, 2002, between Cedara and CIBC World Markets Inc. ("CIBC WM") relating to the issuance of 266,666 common shares of the Company to CIBC WM in lieu of cash fees payable by the Company to CIBC WM pursuant to a letter agreement.**

     4.12 Subscription Agreement, dated as of May 22, 2002, between Cedara and Standard Securities Capital Corporation ("Standard") relating to the issuance of 25,000 common shares of the Company to Standard in consideration for services rendered by Standard to the Company pursuant to a letter agreement.**

     4.13 Credit facility provided by NBC to the Company including a commitment letter, dated January 7, 2002, as amended by a letter amending agreement dated December 17, 2002, and related documentation including a promissory note issued by Cedara in favour of NBC dated January 18, 2002 in the principal amount of up to $100,000.**

     4.14 Amended and Restated Assignment Agreement between NBC and Analogic dated as of December 17, 2002.

     4.15 Promissory note issued by Cedara in favour of Analogic, dated October 18, 2002, in the principal amount of US$650,000.**

     4.16 Indemnity and Security Agreement between Cedara and Analogic, dated as of December 14, 2001, as amended on October 18, 2002.**

     4.17 Minutes of settlement among Cedara, Surgical Navigation Specialists Inc., SNS Surgical Navigation Specialists International GmbH, Carl Zeiss, Inc. and Carl Zeiss Oberkochen, dated December 10, 2001.

     4.18 Patent License Agreement among Cedara, Carl Zeiss Oberkochen and Carl Zeiss, Inc., dated January 2002.**

     4.19 Cooperation and Customer Support Agreement among Surgical Navigation Specialists, Inc., Cedara and Surgical Navigation Technologies, Inc., dated December 23, 2001.**

     4.20 Subscription agreement, dated November 14, 2001, between Cedara and Cerner Corporation relating to the purchase by Cerner Corporation of 200,000 common shares of the Company.**

     8.1           List of subsidiaries.

     31.1 Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     32.1 Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.1 Management Discussion and Analysis for the fiscal year ended June 30, 2003.

----------------

     * Incorporated by reference to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001, filed with the SEC on December 28, 2001.

     ** Incorporated by reference to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2002, filed with the SEC on December 20, 2002.

                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 21, 2003


                                             CEDARA SOFTWARE CORP.


                                             By: /s/ Fraser Sinclair
                                                -------------------------
                                                 Fraser Sinclair
                                                 Chief Financial Officer
                                                 and Corporate Secretary

                                 EXHIBIT INDEX


     Exhibit No.                        Description
     -----------   ------------------------------------------------------------

     1.1           Articles of Amalgamation of Cedara, as currently in effect.**

     1.2           By-laws of Cedara, as currently in effect.*

     2.1           Specimen share certificate.*

     2.2           Cedara Shareholder Rights Plan.**

     4.1 Subscription Agreement, dated September 27, 2001, between Cedara and Analogic relating to the purchase by Analogic of 4,000,000 common shares of the Company.**

     4.2 5% unsecured subordinated convertible debenture issued by Cedara in favour of Investor Company in trust for Epic Limited Partnership, dated as of January 18, 2002, in the principal amount of $150,000, due January 18, 2007.**

     4.3 5% unsecured subordinated convertible debenture issued by Cedara in favour of Jayvee & Co., dated as of February 1, 2002, in the principal amount of $200,000, due February 1, 2007.**

     4.4 5% unsecured subordinated convertible debenture issued by Cedara in favour of GM & Partners Corporation Inc., dated as of April 10, 2002, in the principal amount of $150,000, due April 10, 2007.**

     4.5 5% unsecured subordinated convertible debenture issued by Cedara in favour of Anur Investments Ltd., dated as of April 10, 2002, in the principal amount of $150,000, due April 10, 2007.**

     4.6 5% unsecured subordinated convertible debenture issued by Cedara in favour of Jeremy Colman, dated as of April 10, 2002, in the principal amount of $150,000, due April 10, 2007.**

     4.7 5% unsecured subordinated convertible debenture issued by Cedara in favour of The Goodwood Fund, dated as of April 30, 2002, in the principal amount of $650,000, due April 30, 2007.**

     4.8 5% unsecured subordinated convertible debenture issued by Cedara in favour of National Bank Financial in trust for 628088 British Columbia Ltd., dated as of April 30, 2002, in the principal amount of $150,000, due April 30, 2007.**

     4.9 5% unsecured subordinated convertible debenture issued by Cedara in favour of Toyo Corporation, dated as of May 1, 2002, in the principal amount of $1,567,800, due May 1, 2007.**

     4.10 Subscription Agreement, dated as of April 29, 2002, between Cedara and Analogic relating to the purchase by Analogic of 580,461 common shares of the Company.**

     4.11 Subscription Agreement, dated as of February 26, 2002, between Cedara and CIBC World Markets Inc. ("CIBC WM") relating to the issuance of 266,666 common shares of the Company to CIBC WM in lieu of cash fees payable by the Company to CIBC WM pursuant to a letter agreement.**

     4.12 Subscription Agreement, dated as of May 22, 2002, between Cedara and Standard Securities Capital Corporation ("Standard") relating to the issuance of 25,000 common shares of the Company to Standard in consideration for services rendered by Standard to the Company pursuant to a letter agreement.**

     4.13 Credit facility provided by NBC to the Company including a commitment letter, dated January 7, 2002, as amended by a letter amending agreement dated December 17, 2002, and related documentation including a promissory note issued by Cedara in favour of NBC dated January 18, 2002 in the principal amount of up to $100,000.**

     4.14 Amended and Restated Assignment Agreement between NBC and Analogic dated as of December 17, 2002.

     4.15 Promissory note issued by Cedara in favour of Analogic, dated October 18, 2002, in the principal amount of US$650,000.**

     4.16 Indemnity and Security Agreement between Cedara and Analogic, dated as of December 14, 2001, as amended on October 18, 2002.**

     4.17 Minutes of settlement among Cedara, Surgical Navigation Specialists Inc., SNS Surgical Navigation Specialists International GmbH, Carl Zeiss, Inc. and Carl Zeiss Oberkochen, dated December 10, 2001.

     4.18 Patent License Agreement among Cedara, Carl Zeiss Oberkochen and Carl Zeiss, Inc., dated January 2002.**

     4.19 Cooperation and Customer Support Agreement among Surgical Navigation Specialists, Inc., Cedara and Surgical Navigation Technologies, Inc., dated December 23, 2001.**

     4.20 Subscription agreement, dated November 14, 2001, between Cedara and Cerner Corporation relating to the purchase by Cerner Corporation of 200,000 common shares of the Company.**

     8.1           List of subsidiaries.

     31.1 Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     32.1 Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.1 Management Discussion and Analysis for the fiscal year ended June 30, 2003.

----------------

     * Incorporated by reference to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001, filed with the SEC on December 28, 2001.

     ** Incorporated by reference to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2002, filed with the SEC on December 20, 2002.